Exhibit 99.1

KINROSS GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

Dated March 30, 2007

IMPORTANT NOTICE
ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM

Kinross completed its acquisition of Bema Gold Corporation (“Bema”) on February 27, 2007, following the end of the fiscal year to which this Annual Information Form relates (see “General Information - Bema Acquisition”). In certain parts of this Annual Information Form, Kinross has included historical information relating to Bema and information regarding Kinross, post-Bema acquisition. These sections have been clearly marked. This information may be subject to different risks and uncertainties than the historical information relating to Kinross set forth in this Annual Information Form. See “Risk Factors - Inclusion of Historical Bema Information in Annual Information Form”.

Unless specifically stated otherwise in this Annual Information Form:

•	all dollar amounts are in United States dollars;
•	information is presented as at December 31, 2006;
•	information presented does not reflect the acquisition of Bema by Kinross; and
•	references to “Kinross”, the “Company”, “its”, “our” and “we”, or related terms, refer to Kinross Gold Corporation and its subsidiaries prior to the Bema acquisition.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Information Form. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this Annual Information Form, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4) that a long-term lease replacing the short term lease for the Kupol gold and silver project lands, and construction permits required from time to time, will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations; (9) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the Bema acquisition; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in the “Risk Factors” section hereof. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

RISK FACTORS

The business and operations of Kinross are subject to risks. In addition to considering the other information in this Annual Information Form, you should consider carefully the following factors in deciding whether to invest in securities of Kinross. If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, the business and prospects of Kinross could be materially adversely affected, which could have a material adverse effect on Kinross’ valuation and the trading price for its shares.

The success of Kinross is dependent on gold and silver prices over which it has no control.

The profitability of Kinross’ operations are significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Kinross’ operations and profitability are affected by shortages and price volatility of other commodities.

Kinross is dependent on various commodities (such as diesel fuel, electricity, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or significant increase of their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of production. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Kinross’ control. An increase in the cost, or decrease in the availability, of input commodities equipment or parts may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, Kinross may determine that it is not economically feasible to continue commercial production at some or all of Kinross’ operations or the development of some or all of Kinross’ current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.

Kinross’ future plans rely heavily on mine development projects.

The Company’s ability to increase present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Major development projects for Kinross include the Paracatu expansion in Brazil, the Kupol gold and silver project in Russia and the Kettle River - Buckhorn project in the United States. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits. As a result of the substantial expenditures involved, developments are prone to material cost overruns versus budget. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Kinross’ mineral exploration and mining operations involve significant risks, including the difficult nature of establishing the existence of economic mineralization, significant up-front capital requirements, variability in deposits, and others that may restrict Kinross’ ability to receive an adequate return on its capital in the future.

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience, and knowledge may not eliminate. Few mining properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy may adversely affect Kinross’ results of operations. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Whether a gold or silver deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, costs and efficiencies of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold or silver, and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross is subject to risks caused by various external factors, including legal liability created by its operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development, and production activities of precious metals mining properties, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Kinross has interests. Hazards, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, or other conditions may be encountered in the exploration, mining, and removal of material.

Changes to the extensive regulatory and environmental rules and regulations to which Kinross is subject could have a material adverse effect on Kinross’ future operations.

Kinross’ mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in regulations and laws could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

The operations of Kinross require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties. Such licenses and permits are subject to change in various circumstances. Kinross may be unable to timely obtain or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Kinross’ exploration programs in North America are subject to federal, state, and local environmental regulations. For example in the U.S., some of Kinross’ mining claims are on United States public lands and The United States Forest Service (the “USFS”) and Bureau of Land Management (the “BLM”) extensively regulate mining operations conducted on public lands. Most operations involving the exploration for minerals are subject to laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odour, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners. In addition, in order to conduct mining operations, Kinross will be required to obtain performance bonds related to environmental permit compliance. These bonds may take the form of cash deposits, letters of credit provided through the banking syndicate line of credit, or, if available, could be provided by outside insurance policies. Kinross will be required to prepare and present to federal, state, or local authorities’ data pertaining to the effect or impact that any proposed exploration or mining activity may have upon the environment and propose mitigation to decrease environmental impacts. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration, mine development or production operations.

Kinross is subject to risks and expenses related to reclamation costs and related liabilities. Increases in these costs over current estimates could have a material adverse effect on Kinross.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation costs under CICA Handbook Section 3110 at $168.4 million as at December 31, 2006 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

Kinross is subject to risks related to environmental liability, including liability for environmental damages caused by mining activities prior to ownership by Kinross. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the ownership of a property by Kinross. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fund fully the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership and similar matters.

Major changes to the mining laws of the countries in which Kinross owns mining properties may be considered from time to time. If these legislative changes, which may include royalty fees or net profit payments, are enacted in the future, they could have a significant effect on the ownership, use, operation and profitability of mining claims that Kinross owns or holds. Any amendment to current laws and regulations governing the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or more stringent implementation thereof in countries where Kinross has operations, could have a material adverse impact on Kinross’ financial condition and results of operation.

The business of Kinross could be adversely affected by the lack of infrastructure near its mine sites.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

The reserve and resource figures of Kinross are only estimates and are subject to revision based on developing information. A significant reduction in these reserves and resources or in their estimates could negatively affect the price of Kinross’ stock.

The figures for reserves and resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of gold or silver or increases in the costs to recover gold or silver at Kinross’ mines may render the mining of ore reserves uneconomical and materially adversely affect Kinross’ results of operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could reduce materially Kinross’ reserves and resources. Should such reductions occur, material write downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained gold and silver in Proven and Probable Reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.

The mineral resources of Kinross may not be economically developable, in which case Kinross may never recover its expenditures for exploration and/or development.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of Measured, Indicated or Inferred Mineral Resources, these mineral resources may never be upgraded to Proven and Probable Mineral Reserves. Measured, Indicated and Inferred Mineral Resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

If Kinross does not develop additional mineral reserves, it may not be able to sustain future operations.

Because mines have limited lives, Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations. The life-of-mine estimates included in this Annual Information Form for each of Kinross’ material properties are based on a number of factors and assumptions and may prove incorrect. Kinross’ ability to maintain or increase its annual production of gold and silver will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs may be successful. There is a risk that depletion of reserves will not be offset by discoveries. As a result, the reserve base of Kinross may decline if reserves are mined without adequate replacement and Kinross may not be able to sustain production beyond the current mine lives, based on current production rates.

Kinross’ production and cost estimates may vary and/or not be achieved.

Kinross prepares estimates of future production, operating costs and capital costs for its operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, forward sales program, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Accounting policies used by Kinross from time to time require management of the Company to make estimates, rely on assumptions and exercise best judgment.

The accounting policies and methods utilized by Kinross determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Kinross’ financial condition and results of operations are reported using accounting policies and methods prescribed by Canadian generally accepted accounting principles (“GAAP”). In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in Kinross reporting materially different amounts. Management of Kinross exercises judgment in selecting and applying accounting policies and methods to ensure that, while Canadian GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies to the Consolidated Financial Statements for the fiscal year ended December 31, 2006 are described in Note 2 to such statements.

Internal controls provide no absolute assurances as to reliability of financial reporting and statement preparation, and ongoing evaluation may identify areas in need of improvement.

Kinross has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Given the recent acquisition of Bema, Kinross will be required to evaluate Bema’s internal controls over financial reporting, in addition to its on-going work with respect to Kinross’ internal controls over financial reporting. While Kinross has invested and will continue to invest financial and human resources to document and assess its and Bema’s system of internal controls over financial reporting, in the course ongoing evaluation Kinross may identify internal controls over financial reporting that require improvement.

The operations of Kinross outside of North America may be adversely affected by changing political, legal, and economic conditions.

Kinross has mining and exploration operations in various regions of the world, including Brazil, Chile and Russia and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operations. A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The title to properties of Kinross may be uncertain and subject to risks.

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and is subject to being contested. Kinross’ titles, particularly title to undeveloped properties, may be defective.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

Numerous other companies compete in the mining industry, some of which may have greater resources and technical capacity than Kinross and, as a result, Kinross may be unable to effectively compete in its industry, which could have a material adverse effect on Kinross’ future operations.

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Kinross may require additional capital that may not be available.

The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

Kinross’ insurance may not cover the risks to which its business is exposed.

Kinross’ business is subject to a number of risks and hazards generally, including adverse environmental conditions and hazards, industrial accidents, labour disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, flooding, changes in the regulatory environment, most of which are beyond Kinross’ control, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Kinross’ properties or the properties of others, delays in mining, monetary losses and legal liability.

Available insurance does not cover all the potential risks associated with a mining company’s operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to Kinross or to other companies in the mining industry on acceptable terms. As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The operations of Kinross in various countries are subject to currency risk.

Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, and Russian rubles. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. Currency hedging involves risks and may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross’ financial position. While the Chilean peso, Brazilian real and Russian ruble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

While Kinross generally has a “no gold hedge” policy, the Company may from time to acquire gold and/or silver hedge (or derivative product) obligations through acquisitions and/or employ hedge/derivative products in respect of other commodities, interest rates and/or currencies.

While Kinross generally has a “no gold hedge” policy, the Company may from time to time through acquisition (e.g., through the acquisition of Bema) acquire gold and/or silver hedge (or derivative product) obligations. Kinross may also from time to time employ hedge/derivative products in respect of other commodities, interest rates and/or currencies. Hedge (or derivative) products are used to manage the risks associated with gold or silver price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where Kinross holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of default on amounts owing to Kinross by the counterparties with which Kinross has entered into such transaction; (b) market liquidity risk - risk that Kinross has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Kinross incurring an unrealized mark-to-market loss in respect of such derivative products.

In the case of a gold or silver forward sales program, if the metal price rises above the price at which future production has been committed under a forward sales hedge program, Kinross may have an opportunity loss. However, if the metal price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that Kinross will be able to achieve future realized prices for gold that exceed the spot price as a result of any forward sales hedge program.

Kinross’ level of indebtedness and an inability to satisfy repayment obligations could have a significant impact on its operations and financial performance.

Although Kinross has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important consequences for its operations. Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.

Kinross may not be able to control the decisions and strategy of joint ventures to which it is a party.

Some of the mines in which Kinross owns interests are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Kinross’ profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Kinross’ results of operations and financial condition:

-	inability to exert influence over certain strategic decisions made in respect of joint venture properties;
-	disagreement with partners on how to develop and operate mines efficiently;
-	inability of partners to meet their obligations to the joint venture or third parties; and
-	litigation between partners regarding joint venture matters.

The business of Kinross is dependent on good labour and employment relations.

Production at Kinross’ mines is dependent upon the efforts of and maintaining good relationships with employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross with its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

Limitations on the rights of Kinross’ foreign subsidiaries could adversely affect its ability to operate efficiently.

Kinross conducts operations through foreign subsidiaries and joint ventures, and a substantial part of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Kinross’ ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse impact on Kinross’ results of operations and financial condition.

The results of Kinross’ operations could be adversely affected by its acquisition strategy.

As part of Kinross’ business strategy, it has sought, and will continue to seek, to acquire new mining and development opportunities in the mining industry. Any acquisition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross’ success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition or business arrangement that it pursues on favourable terms. Any acquisitions or business arrangements completed may not ultimately benefit Kinross’ business. Acquisitions and business arrangements are accompanied by risks including, without limitation, there may be a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material orebody may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources. There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Changes in the market price of Kinross common shares may be unrelated to its results of operations and could have an adverse impact on Kinross.

The Kinross common shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). The price of the Kinross common shares is likely to be significantly affected by short-term changes in gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE, further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Kinross may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Kinross has not paid dividends in the past and may not do so in the future.

No dividends on the common shares have been paid by Kinross to date. Kinross currently anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Payment of any future dividends will be at the discretion of Kinross’ board of directors, after taking into account many factors, including Kinross’ operating results, financial condition, and current and anticipated cash needs.

The failure of Kinross to pay royalties would adversely affect its business and operations.

Kinross’ mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

The loss of key executives could adversely affect Kinross.

Kinross has a relatively small executive management team. In the event that the services of a number of these executives were no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives.

Kinross is subject to certain legal proceedings and may be subject to additional litigation in the future.

Kinross is a party to the legal proceedings described under the caption “Legal Proceedings”. If decided adversely to Kinross, these legal proceedings, or others that could be brought against Kinross in the future which are not now known, for example, litigation based on its business activities, environmental laws, volatility in its stock price, failure of its disclosure obligations, could have a material adverse effect on Kinross’ financial condition or prospects.

It may be difficult to enforce a United States judgment against the officers and directors of Kinross or the experts named in this Annual Information Form or to assert United States securities laws claims in Canada.

Most of the executive officers and directors of Kinross and its independent accountants are non residents of the United States, and a substantial portion of Kinross’ assets are located outside the United States. These executives and accountants reside in Canada, making it difficult or impossible to effect service upon them in the United States. As a result, it may be difficult for U.S. residents to effect service in the United States or enforce a judgment obtained in the United States against Kinross or any such persons. Execution by United States courts of any judgment obtained against Kinross or its officers or directors in United States courts would be limited to the assets of Kinross or such persons, as the case may be, located in the United States. Additionally, it may be difficult for U.S. residents to obtain Canadian enforcement of U.S. judgment or to assert civil liabilities under United States securities laws in original actions instituted in Canada.

There are currency, tax and permitting risks related to Kinross’ Russian operations, which could adversely affect Kinross’ Russian operations.

Kinross is subject to the considerations and risks of operating in the Russian Federation. The Russian economy continues to display characteristics of an emerging market, which includes certain currency conversion risks. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However the market in Russia for the conversion of rubles into foreign currencies is limited and may not continue to exist. Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian laws, licenses, and permits have been in a state of change and new laws may be given retroactive effect. Such licenses and permits, including the obtainment from the Russian authorities of a long term lease to replace the short term lease in respect of the Kupol gold and silver project lands and construction and operational permits required from time to time in respect of the project, may not be obtained on a basis consistent with out current expectations. Further, ambiguity exists in regard to the interpretation of licenses and permits and the application of rules and regulations in regard to mining activities and associated environmental requirements in the Russian Federation. The suspension, limitation in scope or revocation of a significant license or the levying of substantial fines could have a material adverse effect on our operations in the Russian Federation and Kinross’ financial results. In such circumstances, the construction, development and mining activities may be significantly and adversely affected. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, Kinross’ interpretation of tax legislation as applied to its transactions and activities may not coincide with that of Russian tax authorities. As a result, transactions may be challenged by tax authorities and Kinross’ Russian operations may be assessed, which could result in significant additional taxes, penalties and interest. The periods remain open to review by the tax authorities for three years (although the statute of limitations in certain circumstances may not time bar the tax claims).

Risk related to the operations of the combined Bema and Kinross (the “Combined Company”). The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Bema and Kinross.

In February, 2007, Kinross completed the acquisition of Bema (see “General Development of Business - Three Year History”). The following are risk factors that may affect the Kinross as a result of this transaction. The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Bema with those of Kinross. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the transaction and could impair the results of operations, profitability and financial results of the Combined Company. No assurance can be given that the operations of the Combined Company will result in the anticipated or any synergies or other benefits expected from the acquisition.

In addition, the overall integration of the operations, technologies and personnel of Bema into the Combined Company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention. No assurance can be given that Kinross’ systems, procedures and controls will be adequate to support the expansion of Kinross’ operations resulting from the Bema acquisition. Kinross’ future operating results could be affected by the ability of its officers and key employees to manage the changing business conditions and to integrate Bema’s operational and financial controls and reporting systems into Kinross’ systems.

Unforeseen liabilities from Bema acquisition

There may be liabilities, such as environmental liabilities, that Kinross has failed to discover or has underestimated in connection with its acquisition of Bema. In addition, there may be capital expenditure requirements that Kinross has failed to discover or underestimated in connection with its acquisition, which amounts may be material. Any such liabilities or capital expenditure requirements could have a material adverse effect on Kinross’ business, financial condition or future prospects.

Inclusion of historical Bema information in this Annual Information Form

The acquisition of Bema by Kinross was completed on February 27, 2007, following the end of the fiscal year to which this Annual Information Form relates. Kinross has included certain information in this Annual Information Form relating to Bema in order to provide the reader with information relating to the Combined Company. The historical information relating to Bema in this Annual Information Form is derived, among other things, from previous Bema public disclosure and from Bema officers and employees. Some of the disclosure relating to Bema relates to periods prior to Kinross’ ownership of Bema, and therefore was generated by disclosure controls and procedures that may have been different than those in place at Kinross. Thus, information from the two companies may not have been generated and reported using equivalent standards. Among other things, reserves and resources reported by Bema as at December 31, 2006 were estimated by employees of Bema and others in accordance with Bema’s previously established policies and procedures, and have not been independently verified by Kinross. Further, Kinross’ management’s expectations about the combined entity’s future performance reflect the current state of its information about Bema and its operations and there can be no assurance that such information is correct in all material respects.

CORPORATE STRUCTURE

Kinross Gold Corporation was initially created in May 1993 by amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp. In December 2000, Kinross amalgamated with LT Acquisition Inc., in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc. and in January 2006 it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. Kinross is the continuing entity resulting from these amalgamations. Kinross is governed by the Business Corporations Act (Ontario) and its registered and principal offices are located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Each of Kinross’ mining operations is a separate business unit managed by its Vice President and General Manager, who in turn, reports to the Chief Operating Officer. Exploration activities, corporate financing, tax planning, additional technical support services, hedging and acquisition strategies are managed centrally. Kinross’ risk management programs are subject to overview by its Risk Committee and the Board of Directors.

A significant portion of Kinross’ business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Kinross and their respective jurisdictions of incorporation is set out below as of December 31, 2006. All subsidiaries are 100% owned unless otherwise noted. Unless otherwise indicated herein, the term “Kinross” includes, collectively, all of the subsidiaries of Kinross.

The additional chart below shows the corporate structure of Bema (as defined herein) as of the date of the acquisition of Bema by Kinross. See “General Development of Business - Three Year History - Bema Acquisition”.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, Russia and worldwide. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

Kinross’ strategy is to increase shareholder value through increases in precious metal reserves, production and long-term cash flow and earnings per share. Kinross’ strategy also consists of optimizing the performance and, therefore, the value of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Kinross’ operations and Mineral Reserves are impacted by changes in metal prices. Gold traded above $420 per ounce for most of 2005 and $550 for most of 2006.  Kinross used a gold price of $475 per ounce at the end of 2006 to estimate mineral reserves.

Kinross’ share of Proven and Probable Reserves as at December 31, 2006, was 27.9 million ounces of gold and 27.8 million ounces of silver (without factoring in the Bema properties acquired in February 2007).

Three Year History

In November 2003, Kinross entered into a definitive acquisition agreement with Crown Resources Corporation (“Crown”) whereby Kinross agreed to acquire Crown in a share exchange transaction; Crown owned the Buckhorn gold deposit in north central Washington State, approximately 70 kilometres by road from Kinross’ Kettle River gold milling facility. The acquisition of Crown was completed in August 2006. The Crown shareholders received 0.32 of a Kinross common share for each share of Crown common stock. Kinross issued approximately 14.6 million common shares in connection with this transaction. In late September 2006, Kinross received the necessary permits to commence mine construction at the Kettle River - Buckhorn property. As of the date of this Annual Information Form, surface construction activities are well underway and the target for initial production is late 2007. Although production may vary from year to year, the Kettle River - Buckhorn project is expected to contribute an average of approximately 160,000 ounces a year to Kinross’ production profile during the first five full years of operation beginning in 2008.

On December 31, 2004, the Company completed the purchase of a 51% interest in Rio Paracatu Mineracao (“RPM”), the owner of the Morro do Ouro mine (also known as “Paracatu”) in Brazil from Rio Tinto Plc. (‘‘Rio Tinto’’). The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. As a result of this transaction the Company now owns 100% of the property and is the operator. Kinross acquired its 49% interest in the mine on January 31, 2003 when it merged with TVX. Consideration of approximately $256 million was paid in cash on completion of the acquisition from Rio Tinto after finalizing the working capital adjustment. The Company financed the transaction with a combination of cash and debt.

On January 25, 2005, the Company informed employees and local government officials that it would not proceed with the development of the Tsokol vein located near the Kubaka mill in Russia. Final ore processing from stockpiles remaining at Kubaka was completed in 2006.

On March 23, 2005, the Company announced the appointment of Tye W. Burt as President and Chief Executive Officer of the Company. Mr. Burt replaced Robert M. Buchan who had announced his intention to step down in January 2005. See “Directors and Officers – Directors – Tye W. Burt”.

On December 29, 2005, Kinross entered into a definitive agreement whereby it sold its Aquarius gold property to St Andrew Goldfields Ltd. (“St. Andrew”) in exchange for 100 million common shares of St Andrew and warrants to acquire 25 million St Andrew common shares at a price of Cdn$0.17 per share for a period of 24 months.

On March 30, 2006, Kinross announced the adoption of a shareholders rights plan.

In July 2006, Kinross completed the sale of its Blanket Mine located in Zimbabwe to Caledonia Mining Corporation (“Caledonia”), in exchange for 20 million common shares of Caledonia and $1 million in cash.

In the third quarter of 2006, Kinross entered into an amended and restated revolving credit facility and term loan with a group of lenders for $500 million. The $300 million three-year revolving credit facility will support Kinross’ liquidity and letter of credit needs, extending the previous credit facility of $295 million. The new five-and-a-half year $200 million term loan will support the expansion program at the Paracatu mine in Brazil. Obligations under the facility are secured by the assets of the Fort Knox mine as well as the pledge of shares of various subsidiaries and a security interest over certain cash and investment accounts.

On August 3, 2006, Kinross’ Board of Directors approved an investment of approximately $470 million in Rio Paracatu Mineraçao, Kinross’ Brazilian operating subsidiary, for the expansion of the Paracatu mine in Brazil. The project is anticipated to begin production in 2008. During the period from 2009 to 2013 the project is expected to have average annual throughput of 58 million tonnes with an average annual output of approximately 557,000 ounces of gold. As a result, total Kinross production for 2009 is expected to aggregate 1.8 - 1.9 million ounces of gold equivalent. For the years 2009 through 2019, average annual output at Paracatu is expected to be approximately 490,000 ounces. The current mine plan indicates a mine life of approximately 30 years, based on 15.2 million ounces of current Proven and Probable Mineral Reserves. Over the life of the mine from 2009 onwards, average annual production is expected to be approximately 418,000 ounces.

On September 29, 2006, Kinross entered into a definitive purchase agreement with Pegasus Mines Limited, Piper Capital Inc. and Garson Resources Ltd. to sell its 50 percent interest in the joint venture company which holds the New Britannia mine in Northern Manitoba. The mine had completed mining and milling operations in September 2004. Kinross received shares consisting of 19.9 percent of the issued and outstanding share capital from each of Piper and Garson at closing of the transactions. The sale of the Company’s 50% share of the New Britannia mine was completed on December 22, 2006. The mine was placed on care and maintenance in 2004 after suspension of mining and operations.

On February 28, 2007 Kinross completed the sale of the Lupin mine and related property in Nunavut to Wolfden Resources Inc. (“Wolfden”) in exchange for Wolfden assuming a certain amount of the mine’s liabilities. Kinross was relieved of its obligation to reclaim the mine site, and retired related letters of credit and promissory notes. The Company delivered a Cdn$3.0 million standby letter of credit to Wolfden, and agreed to reimburse Wolfden for Cdn$1.7 million of fuel costs in 2007. If the Lupin mill is demolished by Wolfden without restarting the mill, the Kinross letter of credit will be drawn on to help fund the demolition costs. Kinross agreed to pay up to Cdn$1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to Cdn$4.0 million if the mill is not restarted, provided the work is preformed before the end of 2008. The agreement also provides that if the price of gold exceeds $500 per ounce, Kinross is to be paid a 1% royalty on future production.

Bema Acquisition

On November 6, 2006, Kinross entered into a letter agreement with Bema Gold Corporation (“Bema”) providing for the acquisition by Kinross of all of the outstanding common shares of Bema in exchange for common shares of Kinross. On December 21, 2006, the parties entered into an arrangement agreement which set forth the mechanics for the proposed transaction including that the transaction would be carried out pursuant to a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. On January 30, 2007, the Bema shareholders approved the Arrangement and the Arrangement became effective on February 27, 2007 with Bema continuing as EastWest Gold Corporation (“EastWest Gold”), a wholly owned subsidiary of Kinross. Pursuant to the Arrangement, Kinross issued 0.4447 of a Kinross common share plus Cdn$0.01 in cash for each Bema common share outstanding. Additionally, and in accordance with the terms of the outstanding warrants of Bema, all of such warrants became exercisable into that number of Kinross common shares (and cash) consistent with the exchange ratio discussed above. Also, pursuant to the Arrangement, all of the outstanding options of Bema were exchanged for options of Kinross to acquire 0.4447 of a Kinross common share plus the portion of a Kinross common share that, immediately prior to the effective time of the Arrangement, had a fair market value equal to Cdn$0.01 cash.

As a result of the transaction, Kinross is as of the date of this Annual Information Form, with Bema (now EastWest Gold) on a combined basis, a mining company which has nine mines in five countries employing approximately 4,500 employees with a reserves and resources base (excluding Inferred Resources) of more than 56 million ounces of gold, 82 million ounces of silver and 3.8 billion pounds of copper. Kinross now owns a 75% (less one share) interest in the Kupol gold and silver project in north eastern Russia and a 49% interest in the Cerro Casale project in Chile, and has consolidated its ownership of the Refugio mine in Chile (See “Description of Business - Material Properties”). Kinross also acquired the Julietta mine in Russia.

As part of the transaction, Kinross and certain subsidiaries of Bema entered into certain arrangements with B2Gold Corp. (“B2Gold”, a company incorporated by and controlled by certain members of Bema’s management team at that time), pursuant to which in exchange for aggregate consideration of $15 million (payable in cash, debt and shares of B2Gold):

(a)	on February 26, 2007, a subsidiary of Bema transferred certain assets to B2Gold, including:

●	all of Bema’s interests in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited;

●	all indebtedness owed by Consolidated Puma Minerals Corp. to Bema; and

●	certain leasehold assets, including leasehold improvements, furniture and equipment, related to Bema’s head office located in Vancouver, British Columbia, and

(b)
Bema (now EastWest Gold, a subsidiary of Kinross) agreed that, following and conditional upon the receipt of certain Russian regulatory consents, a subsidiary of Kinross shall transfer to a subsidiary of B2Gold, 50% of Kinross’ 75% indirect interest in a joint venture that has an indirect interest in the Kupol East and West licenses, which are adjacent to the Kupol gold and silver project in north eastern Russia

In addition, on February 26, 2007:

●	a subsidiary of Bema (now a subsidiary of Kinross) granted B2Gold an option to purchase all or any part of its 17,935,310 common shares of Consolidated Puma Minerals Corp.;

●	the lease for Bema’s former head office located in Vancouver, British Columbia was assigned to B2Gold, and B2Gold entered into a sublease with a subsidiary of Kinross for a portion of such premises;

●	B2Gold granted a subsidiary of Bema (now a subsidiary of Kinross) an option to acquire shares of B2Gold in certain circumstances; and

●	B2Gold granted a subsidiary of Bema (now a subsidiary of Kinross) a pre-emptive right in respect of subsequent issuances of shares by B2Gold.

Subsidiaries of each of Kinross, Bema (now EastWest Gold) and B2Gold have also entered into an agreement regarding their respective interests in future exploration activities in certain areas of Russia and a subsidiary of Kinross and B2Gold are currently negotiating a joint venture agreement with a Russian minority partner in regards to the entity that will have an indirect interest in the Kupol East and West licenses.

DESCRIPTION OF THE BUSINESS

Kinross is principally engaged in the exploration for, and acquisition, development and operation of, gold-bearing properties. The material properties of Kinross as of December 31, 2006 were as follows:

Property (1)	Location	Property Ownership
Fort Knox	Alaska, United States	100% (2)
Paracatu	Minas Gerais, Brazil	100%
Refugio	Maricunga District, Chile	50% (3)
Round Mountain	Nevada, United States	50%

(1)
The Fort Knox, Paracatu and Round Mountain properties are subject to various royalties (See “Kinross Material Properties” - “Fort Knox and Area, Alaska, United States”; “Paracatu, Brazil” and “Round Mountain, Nevada, United States”).

(2)	Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property in which Kinross holds an 80% interest.

(3)	As a result of the Bema transaction closed in early 2007, Kinross now has a 100% ownership interest in the Refugio property.

In addition, as of December 31, 2006, Kinross held a 49% interest in the Porcupine Joint Venture in Timmins, Ontario, a 50% interest in the La Coipa mine in Chile, a 50% interest in the Crixas mine, situated in Brazil, a 31.9% interest in the Musselwhite mine in Ontario, Canada, a 100% interest in the Kettle River mine in Washington, United States, which includes the Kettle River - Buckhorn project, and other mining properties in various stages of exploration, development, reclamation, and closure. The Company’s principal product is gold and it also produces silver.

As a result of the Bema transaction previously discussed, as of the date of this Annual Information Form, Kinross holds a 49% interest in the Aldebaran property in Chile (which includes the Cerro Casale deposit, a large development stage gold-copper deposit) a 75% (less 1 share) interest in the Kupol gold and silver project in northwest Russia, a 90% interest in the Julietta mine, a gold and silver underground mine in Russia and other various properties. Kinross also became the 100% owner of the Refugio mine as a result of the transaction.

Employees

At December 31, 2006, Kinross and its subsidiaries directly employed over 3,700 persons. Kinross’ employees in the United States and Canada are predominately non-unionized. At the Porcupine Joint Venture, operated by Goldcorp Canada Ltd., a three-year Collective Bargaining Agreement was ratified on November 1, 2005. As of the date of this Annual Information Form factoring in the Bema acquisition, Kinross directly employs approximately 4,500 persons. Refugio’s collective agreement with hourly employees expires on April 30, 2007. Collective bargaining negotiations began in March 2007 with both the hourly and a group of the professional/front line supervisory employees. Kinross considers its employee relations to be good.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. Kinross competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of Kinross to replace or increase its mineral reserves and resources in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

Kinross’ exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which Kinross’ facilities are located, such as (in the United States) the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right to Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws.

Kinross is subject to similar laws in other jurisdictions in which it operates. In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities. Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. Except as may be otherwise disclosed herein, Kinross is currently in compliance in all material respects with all material applicable environmental laws and regulations. Details and quantification of the Company’s reclamation and remediation obligations are set out in Note 9 to the audited Consolidated Financial Statements of the Company for the year ended December 31, 2006.

Kinross is a signatory to the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the guidance of the United Nations Environmental Program. The Code established operating standards for cyanide manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Cyanide Code.

Kinross has implemented internal reviews and an independent audit schedule according to ICMM guidelines to determine compliance to the Cyanide Code. In addition to Kinross’ intention to meet the requirements of the Cyanide Code, Kinross has established a committed approach to environmental protection.

A proven commitment to effective environmental stewardship is a key element of the ongoing business philosophy of Kinross. At Kinross, a strong environmental ethic and sound environmental management program have been integrated with core business functions at all levels, and at all locations throughout the organization.

The corporate programs Kinross has implemented include:

AUDITS - Comprehensive environmental compliance audits are conducted at all operations and at selected residual properties on a biennial basis. The audit program assesses compliance with applicable legal requirements, measures effectiveness of management systems, and includes procedures to ensure timely follow-up on audit findings.

METRICS - Kinross has identified operational parameters that are key indicators of environmental performance, and measures these indicators on a regular basis. The Company tracks an index of these key performance indicators and sets performance targets to encourage continuous environmental improvement.

ENGINEERING - To effectively manage environmental risk, a program is in place to routinely assess the management and stability of tailings and heap leach facilities. It includes a detailed water balance accounting, to assure sufficient storage capacity, and a review of operational procedures. Every Kinross operation has a tailings or heap management plan in place.

RECLAMATION - Kinross recognizes its responsibility to manage the environmental change associated with its operations, and has established a specific business unit to address the Company’s reclamation and closure obligations in a way that demonstrates excellence and establishes industry-wide leadership through example.

The results of these programs have been recognized by others within and outside the mining industry. Examples of significant recognition of Kinross’ efforts are listed on Kinross’ website at www.kinross.com.

Operations

Kinross’ share of production in 2006 (without factoring in the acquired Bema properties) was derived from the mines in North America (61%), South America (37%) and Russia (2%). The following shows the location of Kinross main properties as of the date hereof.

Gold Equivalent Production (Ounces)

The following table summarizes production by Kinross in the last three years:

	Years ended December 31,
	2006	2005	2004

Gold equivalent production – ounces	1,476,329	1,608,805	1,653,784

Gold sales - ounces (excluding equivalent accounted ounces)	1,510,836	1,575,267	1,585,109

Included in gold equivalent production is silver production converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years. The ratios were 52.28:1in 2006; 60.79:1 in 2005 and 61.46:1 in 2004.

The following table sets forth the gold equivalent production for Kinross’ interest in each of its operating assets during the last three years:

	Years ended December 31,
	2006	2005	2004
North America:
Fort Knox	333,383	329,320	338,334
Round Mountain (4)	335,115	373,947	387,785
Porcupine Joint Venture (1)	156,735	183,976	193,799
Musselwhite (6)	69,834	79,916	76,640
New Britannia (4)	—	—	23,652
Kettle River	3,978	68,146	96,789
Lupin (2)	—	—	66,577

South America:
Paracatu (5)	174,254	180,522	92,356
Refugio (4)	116,868	30,580	9,809
La Coipa (4)	155,180	125,991	150,887
Crixás (4)	97,009	96,212	93,540

Other Operations:
Kubaka (3)	33,973	140,195	123,616
Total	1,476,329	1,608,805	1,653,784

(1)	Reflects Kinross’ 49% ownership interest in the Porcupine Joint Venture.

(2)	Lupin did not operate in 2005. 2004 production data is for the period March 1, 2004 to December 31, 2004. The property was sold in December 2006.

(3)	Represents Kinross’ 98.1% ownership interest.

(4)	Represents Kinross’ 50% ownership interest. The New Britannia property was sold in 2006.

(5)	Represents Kinross’ 49% ownership interest until December 31, 2004 and 100% thereafter.

(6)	Represents Kinross’ 31.9% ownership interest.

Marketing

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewellery manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions, and official coins. Gold bullion is held primarily as a store of value and a safeguard against the collapse of paper assets denominated in fiat currencies. Kinross sells all of its refined gold to banks, bullion dealers, and refiners. In 2006, sales to four customers totalled $217.9 million, $132.5 million, $130.7 million and $99.1 million, respectively. In 2005, sales to four customers totalled $183.8 million, $96.0 million, $93.2 million, and $71.8 million, respectively. Due to the size of the bullion market and the above ground inventory of bullion, activities by Kinross will generally not influence gold prices. Kinross believes that the loss of any of these customers would have no material adverse impact on Kinross because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London Bullion Market afternoon fix prices for gold:

Year	High	Low	Average
1998	$313.15	$273.40	$294.09
1999	$325.50	$252.80	$278.57
2000	$312.70	$263.80	$279.11
2001	$293.25	$255.95	$271.04
2002	$349.30	$277.75	$309.68
2003	$416.25	$319.90	$363.32
2004	$454.20	$375.00	$409.17
2005	$536.50	$411.10	$444.45
2006	$725.00	$524.25	$603.77

Kinross Mineral Reserves and Mineral Resources

The following tables set forth the estimated mineral reserves and mineral resources attributable to the interests held by Kinross for each of its properties:

Proven & Probable Mineral Reserves (1,3,5,6,7)

Gold

MINERAL RESERVE AND RESOURCE STATEMENT	Gold Price (US$/oz)	$475
Kinross Gold Corporation’s Share at December 31, 2006
			Proven			Probable			Proven and Probable
Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
NORTH AMERICA
Musselwhite [11]	Canada	31.9%	1,267	5.87	239	1,504	6.74	326	2,771	6.34	565
Porcupine JV [11]	Canada	49%	12,983	1.40	586	17,186	2.03	1,123	30,169	1.76	1,709
Fort Knox [13]	USA	100%	85,704	0.46	1,270	73,969	0.60	1,435	159,673	0.53	2,705
Kettle River [9,16]	USA	100%	39	11.17	14	1,814	15.98	932	1,853	15.88	946
Round Mountain [14]	USA	50%	36,706	0.72	845	65,843	0.52	1,107	102,549	0.59	1,952
SUBTOTAL			136,699	0.67	2,954	160,316	0.96	4,923	297,015	0.82	7,877

SOUTH AMERICA
Crixas [10]	Brazil	50%	1,647	4.57	242	1,005	5.91	191	2,652	5.08	433
Paracatu	Brazil	100%	1,180,809	0.41	15,394	81,264	0.38	995	1,262,073	0.40	16,389
La Coipa [12]	Chile	50%	7,003	1.43	323	3,133	1.08	109	10,136	1.33	432
Refugio	Chile	50%	69,771	0.80	1,789	41,554	0.70	931	111,325	0.76	2,720
SUBTOTAL			1,259,230	0.44	17,748	126,956	0.55	2,226	1,386,186	0.45	19,974

TOTAL GOLD			1,395,929	0.46	20,702	287,272	0.77	7,149	1,683,201	0.51	27,851

Silver

MINERAL RESERVE AND RESOURCE STATEMENT	Silver Price (US$/oz)	$7.00
Kinross Gold Corporation’s Share at December 31, 2006

			Proven			Probable			Proven and Probable
Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)

SOUTH AMERICA
La Coipa [12]	Chile	50.0%	7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783
SUBTOTAL			7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783

TOTAL SILVER			7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783

Cautionary Note to United States Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “Measured” and “Indicated” resources. United States investors are advised that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Reserves or recovered.

Measured & Indicated Mineral Resources
(excludes Proven & Probable Reserves) (2,3,4,6,7,8)

Gold

MINERAL RESERVE AND RESOURCE STATEMENT	Gold Price (US$/oz)	$525
Kinross Gold Corporation’s Share at December 31, 2006
			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
NORTH AMERICA
Musselwhite [11]	Canada	31.9%	403	5.40	70	666	5.65	121	1,069	5.56	191
Porcupine JV [11]	Canada	49%	3,424	2.02	222	34,793	1.72	1,926	38,217	1.75	2,148
Fort Knox [13]	USA	100%	9,653	0.68	210	61,631	0.69	1,363	71,284	0.69	1,573
Round Mountain [14]	USA	50%	4,353	0.74	103	7,500	0.66	160	11,853	0.69	263
SUBTOTAL			17,833	1.06	605	104,590	1.06	3,570	122,423	1.06	4,175

SOUTH AMERICA
Crixas [10]	Brazil	50%	—	—	—	114	3.55	13	114	3.55	13
Gurupi [17]	Brazil	100%	—	—	—	47,050	1.08	1,632	47,050	1.08	1,632
Paracatu	Brazil	100%	48,476	0.35	545	19,003	0.29	177	67,479	0.33	722
La Coipa [12]	Chile	50%	7,232	0.87	203	4,234	1.19	161	11,466	0.99	364
Refugio	Chile	50%	15,790	0.72	367	26,685	0.67	578	42,475	0.69	945
SUBTOTAL			71,498	0.49	1,115	97,086	0.82	2,561	168,584	0.68	3,676

ASIA
Kubaka [15]	Russia	98.1%	—	—	—	376	13.07	158	376	13.07	158
SUBTOTAL			—	—	—	376	13.07	158	376	13.07	158

TOTAL GOLD			89,331	0.60	1,720	202,052	0.97	6,289	291,383	0.85	8,009

Silver

MINERAL RESERVE AND RESOURCE STATEMENT	Silver Price (US$/oz)	$8.00
Kinross Gold Corporation’s Share at December 31, 2006
			Measured			Indicated			Measured and Indicated
Property	Location	Kinross Interest(%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
SOUTH AMERICA
La Coipa [12]	Chile	50.0%	7,232	31.5	7,313	4,234	25.7	3,494	11,466	29.3	10,807
SUBTOTAL			7,232	31.5	7,313	4,234	25.7	3,494	11,466	29.3	10,807

ASIA
Kubaka Area [15]	Russia	98.1%	—	—	—	376	14.3	173	376	14.3	173
SUBTOTAL			—	—	—	376	14.3	173	376	14.3	173

TOTAL SILVER			7,232	31.5	7,313	4,610	24.7	3,667	11,842	28.8	10,980

Statement of Inferred Resources

In addition to the reported Measured and Indicated Mineral Resources estimated at a gold price of $525, Inferred Mineral Resources of gold total 130,658,000 tonnes at an average grade of 0.92 grams per tonne gold. Inferred Mineral Resources of silver total 754,000 tonnes at an average grade of 26.6 grams per tonne using an $8.00 silver price.

Notes – 2006 Kinross Mineral Reserve & Resource Statements

(1)
Unless otherwise noted, the Company’s reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 475 per ounce, and a silver price of $US 7.90 per ounce. Reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Reserves are reported in contained units and are estimated based on the following foreign exchange rates:

$CAD to $US	1.23
Russian Rubles to $US	28.00
Chilean Peso to $US	580.00
Brazilian Reais to $US	2.62

(2)
Unless otherwise noted, the Company’s resources are estimated using appropriate cut-off grades derived at a gold price of $US 525 per ounce, a silver price of $US 8.75 per ounce and the following foreign exchange rates:

$CAD to $US	1.23
Russian Rubles to $US	28.00
Chilean Peso to $US	580.00
Brazilian Reais to $US	2.62

(3)
The Company’s reserves and resources as at December 31, 2006 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 (“the Instrument”) requirements.

(4)
Cautionary note to US investors concerning estimates of Measured, Indicated and Inferred Resources. US investors are advised that use of the terms “Measured Resource”, “Indicated Resource” and “Inferred Resource” are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

(5)	The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6)
Mineral resource and reserve estimates were completed under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by Canada’s National Instrument 43-101.

(7)
The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)
Resources, unlike reserves, do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses to be converted into mineral reserves. Due to the uncertainty which may attach to Inferred mineral resources, it cannot be assumed that all or part of an Inferred Resource will be upgraded to Indicated or Measured Resources with continued exploration.

(9)	Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

(10)
The mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported at a gold price of $US 550 per ounce. Mineral resources are reported at a gold price of $US 650 per ounce. Mineral Resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 2.20

(11)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 450 per ounce, Silver price of $US 7.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
$CAD to $US 1.15

(12)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 450 per ounce, Silver price of $US 7.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
Chilean Peso to $US 550.00

(13)
Includes mineral resources and reserves from the Fort Knox heap leach project which requires successful permitting. Includes mineral resources from the undeveloped Gil deposit in which the Company holds an 80% interest.

(14)
Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting. For the Gold Hill Project, mineral reserves are reported at a gold price of $US 400 per ounce. Mineral resources are reported at a gold price of $US 450 per ounce. Mineral resources and reserves are reported using the following foreign exchange rate: $CAD to $US 1.25

(15)
Includes mineral resources from the Birkachan and Tsokol deposits. Mining at Birkachan and Tsokol will require successful permitting. For the Tsokol and Birkachan Projects, mineral resources are reported at a gold price of $US 450 per ounce and a silver price of $US 7.00 per ounce using the following foreign exchange rate: Rubles to $US 29.00

(16)
Includes mineral reserves and resources from the undeveloped Kettle River - Buckhorn deposit, exploitation of which is dependent on successful permitting. Inferred resources at the Kettle River - Buckhorn project are reported at cut-off grades derived from an assumed gold price of $US 475 per ounce.

(17)
Mining at Gurupi will require successful permitting. For the Gurupi Project, mineral resources are reported at a gold price of $US 450 per ounce. Mineral resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 3.00.

_________________________

The following table summarizes the assumptions used in calculating mineral resources and reserves, including average process recovery, cut-off grade assumptions, the foreign exchange rate into U.S. dollars, total cost per ounce, and reserve drill spacing.

					Reserve Drill Spacing
Property	Average Process Recovery (%)	Average Gold Cutoff Grade(s) (gpt)	Foreign Exchange Rates (per U.S. $)	Unit Cost (U.S. $/tonne)	Proven (m)	Probable (m)
GOLD
Fort Knox and Area	65% to 87.2%	0.24	—	$1.95 to $4.98	30.5	61.0
Round Mountain and Area	47.0% to 85.0%	0.21 to 0.51	—	$1.07 to $4.21	15.2	30.5
Porcupine Joint Venture	87.8% to 95%	0.72 to 8.50	1.15	$18.34 to $193.53	7.6	48.8
Musselwhite	95.00%	4.60	1.15	$72.52	50.0	50.0
Kettle River	88 to 92%	7.37	—	$93.74 to 103.60	30.5	30.5
Paracatu (Brasília)	78.0%	0.19	2.62	$2.91	100.0	150.0
La Coipa	44.0% to 87.3%	0.83 to 2.04 (AuEq)	550.00	$8.01 - $19.17	25.0	50.0
Refugio	53 to 85%	0.35 to 0.44	580.00	$4.30 to 5.37	30.0	60.0
Crixás	91.2 to 96.3%	1.42 to 2.19	2.20	$27.59 to $45.20	25.0	50.0

SILVER
La Coipa	42.4% to 85.9%	0.83 to 2.04 (AuEq)	550.00	$8.01 - $19.17	25.0	50.0

Reserve reconciliation is shown in the following table:

Gold Reserves

Property	Kinross Interest (%)	2005 Gold Reserves (ozs Au x 1,000)	Production Depletion (ozs Au x 1,000)	Exploration/ Engineering Change (ozs Au x 1,000)	Reserve Growth or Depletion (ozs Au x 1,000)	2006 Gold Reserves (ozs Au x 1,000)
NORTH AMERICA
Fort Knox	100.0%	1,953	(414)	1,166	752	2,705
Round Mountain and Area	50.0%	2,338	(348)	(37)	(386)	1,952
Porcupine Joint Venture	49.0%	1,653	(170)	225	56	1,709
Musselwhite	31.9%	639	(66)	(8)	(74)	565
Kettle River Area	100.0%	14	—	932	932	946
SUBTOTAL		6,597	(998)	2,278	1,280	7,877

SOUTH AMERICA
Paracatu	100.0%	15,210	(242)	1,421	1,179	16,389
La Coipa	50.0%	397	(88)	123	35	432
Refugio	50.0%	2,158	(177)	738	562	2,720
Crixas	50.0%	379	(101)	155	54	433
SUBTOTAL		18,143	(607)	2,437	1,830	19,974

ASIA
Kubaka and Area	98.1%	9	(9)	—	(9)	—
SUBTOTAL		9	(9)	—	(9)	—
TOTAL GOLD		24,749	(1,615)	4,715	3,100	27,851

Silver Reserves

Property	Kinross Interest (%)	2005 Silver Reserves (ozs Ag x 1,000)	Production Depletion (ozs Ag x 1,000)	Exploration/ Engineering Change (ozs Au x 1,000)	Reserve Growth or Depletion (ozs Ag x 1,000)	2006 Silver Reserves (ozs Ag x 1,000)
SOUTH AMERICA
La Coipa	50.0%	24,389	(10,131)	13,656	3,524	27,783
SUBTOTAL		24,389	(10,131)	13,656	3,524	27,783

ASIA
Kubaka and Area	98.1%	16	(16)	—	(16)	—
SUBTOTAL		16	(16)	—	(16)	—
TOTAL SILVER		24,405	(10,147)	13,656	3,508	27,783

The following table reflects Proven Reserves attributable to Kinross’ ownership interest in stockpiles at the identified properties:

MINERAL RESERVE AND RESOURCE STATEMENT	Gold Price (US$/oz)	$475
STOCKPILE INVENTORY (INCLUDED IN PROVEN AND PROBABLE RESERVES)	Silver Price (US$/oz)	$7.00
Kinross Gold Corporation’s Share at December 31, 2006

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
GOLD
Crixas(1) Stockpile	Brazil	50.0%	33	7.88	8	—	—	—	33	7.88	8
Fort Knox (2) Stockpile	USA	100.0%	66,583	0.38	814	—	—	—	66,583	0.38	814
Kettle River Stockpile	USA	100.0%	1	8.33	0	—	—	—	1	8.33	0
La Coipa(3) Stockpile	Chile	50.0%	742	0.80	19	—	—	—	742	0.80	19
Paracatu Stockpile	Brazil	100.0%	138	0.35	2	—	—	—	138	0.35	2
Porcupine(4) JV Stockpile	Canada	49.0%	7,639	0.88	215	—	—	—	7,639	0.88	215
Round Mountain Stockpile	USA	50.0%	2,740	1.09	96	2,402	0.28	22	5,142	0.72	118
TOTAL			77,875	0.46	1,155	2,402	0.28	22	80,277	0.46	1,177

SILVER
La Coipa(3) Stockpile	Chile	50.0%	742	78.2	1,866	—	—	—	742	78.2	1,866
TOTAL			742	78.2	1,866	—	—	—	742	78.2	1,866

MINERAL RESERVE AND RESOURCE STATEMENT	Gold Price (US$/oz)	$525
STOCKPILE INVENTORY (INCLUDED IN MEASURED RESOURCES)	Silver Price (US$/oz)	$8.00
Kinross Gold Corporation’s Share at December 31, 2006

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
GOLD
La Coipa(3) Stockpile	Chile	50.0%	2,765	0.53	47	—	—	—	2,765	0.53	47
TOTAL			2,765	0.53	47	—	—	—	2,765	0.53	47

SILVER
La Coipa(3) Stockpile	Chile	50.0%	2,765	45.1	4,012	—	—	—	2,765	45.1	4,012
TOTAL			2,765	45.1	4,012	—	—	—	2,765	45.1	4,012

Notes to Stockpile Reserve Table

(1)
The mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported at a gold price of $US 550 per ounce. Mineral resources are reported at a gold price of $US 650 per ounce. Mineral Resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 2.20

(2)
Includes mineral resources and reserves from the Fort Knox heap leach project which requires successful permitting. Includes mineral  resources from the undeveloped Gil deposit in which the Company holds an 80% interest.

(3)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US450 per ounce, Silver price of $US7.00 per ounce Resources - Gold price of $US525 per ounce, Silver price of $US8.00 per ounce Chilean Peso to $US550.00

(4)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US450 per ounce, Silver price of $US7.00 per ounce Resources - Gold price of $US525 per ounce, Silver price of $US8.00 per ounce $CAD to $US1.15

Bema Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources attributable to the interest held by Bema for each of its properties:

Proven & Probable Mineral Reserves (1,3,5,6,7,8,9,10)

MINERAL RESERVE AND RESOURCE STATEMENT	GOLD
Bema Gold Corporation’s Share at December 31, 2006

			Proven			Probable			Proven and Probable
Property	Location	Bema Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
SOUTH AMERICA
Cerro Casale [5]	Chile	49.0%	100,450	0.71	2,306	406,700	0.68	8,932	507,150	0.69	11,238
Refugio Area [6]	Chile	50.0%	69,771	0.80	1,789	41,554	0.70	931	111,325	0.76	2,720
SUBTOTAL			170,221	0.75	4,095	448,254	0.68	9,863	618,475	0.70	13,958

ASIA
Julietta [7]	Russia	90.0%	59	24.25	46	137	16.80	74	195	19.14	120
Kupol [8]	Russia	75.0%	—	—	—	6,169	16.81	3,335	6,169	16.81	3,335
SUBTOTAL			59	24.25	46	6,306	16.81	3,409	6,364	16.89	3,455
TOTAL GOLD			170,280	0.76	4,141	454,560	0.91	13,272	624,839	0.87	17,413

MINERAL RESERVE AND RESOURCE STATEMENT	SILVER
Bema Gold Corporation’s Share at December 31, 2006

			Proven			Probable			Proven and Probable
Property	Location	Bema Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
ASIA
Julietta [7]	Russia	90.0%	59	217.2	412	137	137.4	605	195	162.2	1,017
Kupol [8]	Russia	75.0%	—	—	—	6,169	205.1	40,670	6,169	205.1	40,670
SUBTOTAL			59	217.2	412	6,306	203.6	41,275	6,364	203.7	41,687
TOTAL SILVER			59	217.2	412	6,306	203.6	41,275	6,364	203.7	41,687

MINERAL RESERVE AND RESOURCE STATEMENT	COPPER
Bema Gold Corporation’s Share at December 31, 2006

			Proven			Probable			Proven and Probable
Property	Location	Bema Interest (%)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)
SOUTH AMERICA
Cerro Casale [5]	Chile	49.0%	100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450
SUBTOTAL			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450
TOTAL COPPER			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

Measured & Indicated Mineral Resources
(excludes Proven & Probable Reserves) (1,2,4,5,6,7,8,9,10)

MINERAL RESERVE AND RESOURCE STATEMENT	GOLD
Bema Gold Corporation’s Share at December 31, 2006

			Measured			Indicated			Measured and Indicated
Property	Location	Bema Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
SOUTH AMERICA
Cerro Casale [5]	Chile	49.0%	16,660	0.40	214	170,030	0.40	2,185	186,690	0.40	2,399
Refugio Area [6]	Chile	50.0%	15,790	0.72	368	26,685	0.67	578	42,475	0.69	945
SUBTOTAL			32,450	0.56	582	196,715	0.44	2,763	229,165	0.45	3,344

ASIA
Julietta [7]	Russia	90.0%	—	—	—	427	18.43	253	427	18.43	253
Kupol [8]	Russia	75.0%	—	—	—	—	—	—	—	—	—
SUBTOTAL			—	—	—	427	18.43	253	427	18.43	253
TOTAL GOLD			32,450	0.56	582	197,142	0.48	3,016	229,592	0.49	3,597

MINERAL RESERVE AND RESOURCE STATEMENT	SILVER
Bema Gold Corporation’s Share at December 31, 2006

			Measured			Indicated			Measured and Indicated
Property	Location	Bema Interest (%)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)	Tonnes (x 1,000)	Grade (g/t)	Ounces (x 1,000)
ASIA
Julietta [7]	Russia	90.0%	—	—	—	427	129.7	1,780	427	129.7	1,780
Kupol [8]	Russia	75.0%	—	—	—	—	—	—	—	—	—
SUBTOTAL			—	—	—	427	129.7	1,780	427	129.7	1,780
TOTAL SILVER			—	—	—	427	129.7	1,780	427	129.7	1,780

MINERAL RESERVE AND RESOURCE STATEMENT	COPPER
Bema Gold Corporation’s Share at December 31, 2006

				Measured			Indicated			Measured and Indicated
Property		Location	Bema Interest (%)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)	Tonnes (x 1,000)	Grade (%)	Pounds (x 1,000)
SOUTH AMERICA
Cerro Casale	[5]	Chile	49.0%	16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510
SUBTOTAL				16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510
TOTAL COPPER				16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

Statement of Inferred Resources

In addition to the reported Measured and Indicated Mineral Resources for the Bema properties, Inferred Mineral Resources of gold total 195,825,000 tonnes at an average grade of 0.75 grams per tonne gold. Inferred Mineral Resources of silver total 3,619,000 tonnes at an average grade of 195 grams per tonne silver. Inferred Mineral Resources of copper total 147,490,000 tonnes at an average grade of 0.25% copper.

Notes – 2006 Bema Mineral Reserve and Resource Statements

(1)
Bema’s reserves and resources as at December 31, 2006 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per the Instrument.

(2)
Cautionary note to US investors concerning estimates of Measured, Indicated and Inferred Resources. US investors are advised that use of the terms “Measured Resource”, “Indicated Resource” and “Inferred Resource” are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

(3)	The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(4)
Resources, unlike reserves, do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses to be converted into mineral reserves. Due to the uncertainty which may attach to Inferred mineral resources, it cannot be assumed that all or part of an Inferred Resource will be upgraded to Indicated or Measured Resources with continued exploration.

(5)
At December 31, 2006, 49% of the Cerro Casale Project was owned by Bema. Cerro Casale is an undeveloped property, development assumes successful permitting allowing mining operations to be conducted. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 450 per ounce, Copper price of $US 1.50 per pound
Resources - Gold price of $US 550 per ounce, Copper price of $US 1.75 per pound
Chilean Peso to $US: 525.00

Mineral resource and reserve estimates were independently reviewed and confirmed under the supervision of Mr. L. Smith, R. Geo., Manager of AMEC Mining & Metal Consulting, who is a qualified person as defined by the Instrument.

(6)
At December 31, 2006, the Refugio Mine was operated by Kinross. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 475 per ounce, Silver price of $US 7.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
Chilean Peso to $US: 550.00

Mineral resource and reserve estimates were completed by Ms. M. Belanger, P. Geo., Director of Technical Services of Kinross, who is a qualified person as defined by the instrument.

(7)
At December 31, 2006, the Julietta Mine was operated by Bema. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Reserves - Gold price of $US 500 per ounce, Silver price of $US 8.00 per ounce
Resources - Gold price of $US 525 per ounce, Silver price of $US 8.40 per ounce
Rubles to $US: 27.00

Mineral resources are reported exclusive of mineral reserves above a gold equivalent cut-off grade of 8.00 g/t.

Mineral resource and reserve estimates were completed under the supervision of Mr. B. Scott, P. Geo., Chief Geologist of Bema’s Exploration Department and Mr. D. Cameron, Chief Geologist Operations of Bema, who are qualified persons as defined by this Instrument.

(8)
At December 31, 2006, the Kupol project was operated by Bema. Reserves and resources are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Resources and Reserves - Gold price of $US 400 per ounce, Silver price of $US 6.00 per ounce
Rubles to $US: 30.00

Mineral resources are reported exclusive of mineral reserves. Open pit mineral reserves are reported at a cut-off grade of 3.5 g/t gold. Underground mineral reserves are reported at a cut-off grade of 6.0 g/t gold.

Mineral resource and reserve estimates were completed under the supervision of Mr. T. Garagan, P. Geo., Vice President Exploration of Bema and Mr. D. Cameron, Chief Geologist Operations of Bema, who are qualified persons as defined by the Instrument.

(9)	Resources for the Q. Seca property are estimated using appropriate cut-off grades derived from the following commodity prices and foreign exchange rates:

Resources - Gold price of $US 350 per ounce

Mineral resource and reserve estimates were completed under the supervision of Mr. B. Scott, P. Geo., Chief Geologist of Bema’s Exploration Department, who is a qualified person as defined by the Instrument.

(10)	See “Risk Factors - Inclusion of Historical Bema Information in Annual Information Form”.

_________________________

The following table summarizes the assumptions used in calculating Bema’s Mineral Resources and Reserves, including average process recovery, cut-off grade assumptions, the foreign exchange rate into U.S. dollars, total cost per ounce, and reserve drill spacing.

Property	Average	Average	Foreign	Unit	Reserve Drill Spacing
	Process	Gold Cut-off	Exchange Rates	Cost	Proven	Probable
	Recovery (%)	Grade(s) (gpt)	(per US$)	(US$/tonne)	(m)	(m)
GOLD or GOLD Equivalent
Cerro Casale	74.0%	0.25 to 0.70	525.0	$6.08	27	100
Julietta	89.8%	8.0 (AuEq)	27.0	$198.18	15 to 25	50 to 60
Kupol	93.9%	3.5 (o/p), 6.0 (u/g)	30.0	$52.45 to $53.02	N/A	25 to 50
Refugio	53 to 85%	0.35 to 0.44	580.0	$4.30 to $5.37	30.0	60.0

COPPER
Cerro Casale	82.87%	0.10 to 0.23%	525.0	$6.47	27	100

Kinross Material Properties

Fort Knox and Area, Alaska, United States

General

Kinross is the owner of the Fort Knox mine located in Fairbanks North Star Borough, Alaska. The Fort Knox mine includes the main Fort Knox open pit mine, mill, and tailings storage facility, and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp (“Teryl”), and the True North open pit mine (which is now currently suspended). Kinross’ ownership interest in the Fort Knox mine was acquired in June 1998. The Fort Knox property has been pledged as security against Kinross’ syndicated credit facility.

Detailed financial production and operational information for the Fort Knox mine is available in Kinross’ management’s discussion and analysis for the year ended December 31, 2006 (the “MD&A”).

Property Description and Location

Fort Knox Open Pit

The Fort Knox open pit mine, mill and mineral claims cover approximately 20,463 hectares located 42 kilometres northeast of the City of Fairbanks, Alaska. Kinross owns 1,168 State of Alaska mining claims covering an area of approximately 19,962 hectares, an additional 501 hectares of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska, a Millsite Lease, and one unpatented federal lode mining claim. The Upland Mineral Lease expires in 2014 and may be renewed for a period not to exceed 55 years. Mineral reserves at the Fort Knox mine are situated on 505 hectares of land that are covered by a State of Alaska Millsite Lease that expires in 2014, and may be renewed for a period not to exceed 55 years.

The State of Alaska Millsite Lease carries a 3% production royalty, based on net income and recovery of the initial capital investment. Mineral production from State mining claims is subject to a Mine License Tax, following a three-year grace period after production commences. The license tax ranges from 3% to 7% of taxable income. There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine. The unpatented federal lode claim is owned by Kinross and is not currently subject to any royalty provisions. As a result of high metal prices, Kinross royalties and production taxes were $2.2 million in 2006 compared to $0.2 million in 2005.

All requisite permits have been obtained for mining and continued development of the existing Fort Knox open pit mine and are in good standing. Kinross is in compliance with the Fort Knox permits in all material respects.

Gil Property

The Gil property mineral claims cover approximately 2,700 hectares located contiguous to the Fort Knox claim block. The claim block consists of 167 State of Alaska mining claims and is subject to a joint venture agreement between Kinross and Teryl. Kinross’ ownership interest in the Gil claim block is 80%. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. Kinross continues to actively explore the Gil claims.

True North Open Pit

The True North open pit mine mineral claims cover approximately 3,804 hectares, located 43 kilometres northeast of the City of Fairbanks, Alaska. Kinross owns 104 State of Alaska mining claims, covering 1,619 hectares which are subject to a State production royalty tax of 3%. Mineral reserves are situated on two groups of State claims that Kinross has leased from private individuals. Mineral production to date has been from one of the leased claim blocks. Mineral leases have been executed with third parties for an additional 138 State mining claims that cover approximately 2,094 hectares. Leased claims are subject to net smelter return royalties ranging from 3.5% to 5%.  Mining at the True North open pit has been suspended.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Fort Knox mine is situated in close proximity to the City of Fairbanks, which is a major population, service and supply center for the interior region of Alaska. Fairbanks is the second largest city in Alaska, and has an estimated population of more than 35,000. The surrounding areas of the Fairbanks North Star Borough have a further 30,000 to 40,000 residents. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Canada by a series of well-maintained paved highways. Services, supplies, fuel and electricity are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of Kinross.

Access to the Fort Knox mine from Fairbanks is by 34 kilometres of paved highway and eight kilometres of unpaved road. The True North mine is located 18 kilometres west of the Fort Knox property and is accessible by an unpaved road. The area has a sub-arctic climate, with long cold winters and short summers. Winter low temperatures drop to the range of -40 to-48 Celsius (-40 to -55 degrees Fahrenheit), while in the summer, highs may occasionally exceed 32 degrees Celsius (90 degrees Fahrenheit). The annual rainfall in Fairbanks is approximately 30 centimetres.

The area topography consists of rounded ridges with gentle side slopes. Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses. The elevation ranges from 1,000 to 1,600 metres.

The Fort Knox milling operation obtains its process makeup water from a fresh water reservoir located within the permitted property area. The tailings storage area on site has adequate capacity for the remaining mine life of the Fort Knox and the True North mines. Power is provided to the mine by Golden Valley Electric Association’s power grid serving the area over a distribution line paid for by Kinross.

History

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993 more than 8.0 million ounces of predominately placer gold were mined in the district. In 1984, a geologist discovered visible gold in granitic hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties. In 1991, Amax Gold Inc. (now Kinam Gold Inc. (“Kinam”), a subsidiary of Kinross) entered into a joint venture agreement with Teryl to explore the Gil property. In 1992, Kinam acquired ownership of the Fort Knox property. Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest. After acquiring ownership of the True North property in 1999, Kinross completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill. Commercial production at True North was achieved on April 1, 2001, but is currently suspended.

Geology and Mineralization

Kinross’ mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the north-western part of a geologic formation called the Yukon - Tanana Terrane (“YTT”). The YTT consists of a thick sequence of poly-metamorphic rocks that range from Precambrian to upper Paleozoic. The dominant rock types in the district are gray to brown, fine-grained micaceous schist and micaceous quartzite known as the Fairbanks Schist. The Cleary Sequence consisting of bimodal metarhyolite and meta-basalt with actinolite schist, chlorite schist, graphite schist, and impure marbles is intercalated with the Fairbanks Schist. Higher grade metamorphic rocks of the Chatanika Terrane are thought to be middle Paleozoic to Ordovician and they outcrop in the northern part of the district. Granodiorite to granite igneous bodies intrude YTT rocks.

The mineral deposits are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults. Northeast striking high angle faults influence the location of gold deposits.

The Fort Knox gold deposit is hosted by a granitic body that intruded the Fairbanks Schist. The surface exposure of the intrusive body is approximately 1,100 metres in the east-west direction and 600 metres north-south.

Gold occurs in and along the margins of pegmatite veins, quartz stockwork veins and veinlets, quartz~~-~~veined shear zones, and fractures within the granite. The stockwork veins strike predominantly east and dip randomly. Stockwork vein density decreases with depth. Shear zones generally strike northwest and dip moderately to the southwest.

Gold mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size. The gold occurrences have a markedly low (less than 0.10%) sulphide content.

The True North gold deposit is located in the Chatanika Terrane. Gold is hosted in mafic to felsic schists and is frequently accompanied by carbon and carbonate alteration in sheared or otherwise structurally prepared zones. The gold is very fine grained, and is closely associated with pyrite, arsenopyrite, and stibnite in the unoxidized zones. It occurs in quartz veins, and in altered and brecciated rocks. There appears to be a direct relationship between veining and gold content, as weakly veined rocks generally carry lower gold values.

Exploration

Gold exploration techniques utilized at the Fort Knox and True North projects include: reconnaissance and detailed geologic mapping to determine the distribution of rock types and structures; soil and rock chip sampling to determine the presence and surface distribution of gold and associated trace elements; trenching of soil anomalies to create exposures of mineralized bedrock for detailed mapping and sampling; and drilling to confirm the geologic controls on mineralization and to determine the distribution of gold in three dimensions.

Two types of drilling methods have been used, diamond core and reverse circulation (“RC”). Drilling and drill hole sampling is completed by independent drilling contractors under the close supervision of Kinross personnel. Independent commercial laboratories perform gold assays and geochemical analyses. Historically, Kinross has utilized the services of two firms - ALS Chemex Laboratories and Bondar-Clegg (now owned by the ALS Chemex group). Check assay work during 2003 was switched to American Assay Laboratories, Inc. after Bondar-Clegg was acquired by the ALS Chemex group.

Kinross’ regional exploration within the Fairbanks district totalled $0.6 million during 2005 and $1.4 million in 2006.

Drilling, Sample Preparation and Analysis

Core and RC drilling are routinely utilized to explore for and define mineral deposits in the Fairbanks mining district. Core drilling produces continuous cylindrical samples of rock by means of an annular shaped, diamond impregnated bit rotated by a bore hole drilling machine. Core drilling, also referred to as diamond drilling, is commonly used to collect continuous, intact rock samples for detailed geologic logging and sampling, for geotechnical and rock strength tests, metallurgical tests, or because alternative drilling methods may not provide adequate or appropriate geological materials.

The core drilling at Fort Knox, since 1998, is commonly PQ3 sized holes (diameter of 83.1 millimetres or 3.270 inches). Prior to 1998, core holes were PQ sized (diameter of 85.0 millimetres or 3.345 inches). Both PQ3 and PQ diameter core are used for exploration and evaluation of mineral deposits where a larger sample is more representative of coarse grain gold distribution.

RC is a specialized method of rotary drilling. The drilling medium (air, water, foam drilling muds, and additives) is circulated to the drill bit face down through the outside annulus from the surface. The drilling medium then carries rock fragments produced by the drill bit to the surface through the center of the drill rods. This method reduces down hole contamination by isolating the drilling medium and rock cuttings from the hole wall. RC drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world. The RC holes completed at Fort Knox are normally 139.70 millimetres (5.50 inches) in diameter, but may range as high as 146.05 millimetres (5.75 inches) in diameter.

Comprehensive drilling programs have been carried out at the Fort Knox deposit. The Fort Knox deposit has been defined by 710 drill holes (278 core holes and 432 RC holes totalling 459, 501 feet), which have provided 91,768 nominal 1.52-metre (5 foot) long samples. Of these samples 90,556 were assayed for gold.

Core samples and RC drill cuttings are collected from each drill hole and are geologically logged. RC rotary drill cuttings are collected at one and a half metre intervals by a geologist or helper at each drill site. Each core interval and RC rotary cutting sample is submitted to an independent assay laboratory for geochemical analysis, and the subsequent geochemical data is entered, together with information about the host rock, into the project database. Core samples are regularly photographed and then logged and sampled in one and a half metre intervals. Data is entered on the logs in a digital format. Special emphasis is placed on fault and vein orientations, as well as alteration and oxidation. Drill core is split or sawn in half with one half retained for later use and the remainder of each interval is submitted for assay.

RC drill samples are collected by a geologist or helper and labelled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. Core samples are prepared for shipment at a central logging facility. All samples are either delivered to the preparation facility by Kinross personnel, or are picked up at a Kinross facility by employees of the laboratory.

Dry RC samples, the drill cuttings are passed through a collection hose into a cyclone-type dust collector and are then manually split through a hopper-feed Gilson splitter. The split fraction of each sample is recorded on the log sheet. Wet RC samples, the drill cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotates a set of vanes controlling the volume of split sample. This split sample is fed into four 5-gallon buckets set in cascading series to collect and settle out the cuttings. A flocculent is added to the first bucket to aid in the settling of the sample. The samples are then permitted to settle.

The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drill hole samples, especially for RC holes, that penetrate the water table within the deposit. Kinross employs, as a standard operating procedure, a detailed program of weighing the RC and core samples to determine if the specimen is under weight, which helps to indicate potential loss of material in the sample interval. If individual 1.52 metre (5 foot) intervals have unusually high or low weights they could indicate sample contamination in a drill hole.

Mineralized intervals with a calculated recovery greater than 100 percent are evaluated. The anomalous hole is flagged and examined in cross-section. The drill hole is compared to adjacent holes, historical production and a decision is made to accept or reject the assay interval. Rejected samples are coded and given a “no sample” value in estimating mineral resources.

All assay data from mineralized intervals are analyzed by two computer programs (developed by MRDI, an independent mining consulting firm) to determine if there is a predictable repetition (cyclicity) to high grade intervals, or (decay) of assays immediately adjacent to and below high grade intervals, possibly indicating contamination of certain assay values. Any holes suspected of down hole contamination on the basis of these three criteria are compared to adjacent holes on cross-sections and a decision is made to reject or include the data for mineral resource estimations.

Core and reverse circulation drill samples, which are the basis for all analytical determinations, are collected from the drill hole under the direct supervision of Company staff. The samples are labelled and placed in bags at the Company facility and prepared for transport to commercial laboratories for preparation and assay. Employees of the laboratory pick up drill samples at the Company facility. The RC cuttings are weighed, dried and reweighed. The sample is then crushed to minus 25.4 millimetres (1 inch) and a 1250-gram split is retained for air shipment to the analytical facility for assay. Once the 1250-gram split has been delivered to the laboratory it is pulverized to 80-mesh and passed through a riffle splitter to produce a 200 to 300 gram sample. This sample is then ring pulverized to 150-mesh, rolled, and a 50 gram sample is taken for gold determination by fire assay with an atomic absorption “finish”. The detection limit of this analytical method is 0.001 oz Au/short ton from 1987 to 2002. The detection limit is 0.0001 oz Au/short ton from 2002 to present.

To monitor the precision of the analytical process, separate 1,250-gram samples are collected from every tenth sample collected. The even numbered samples, 20th, 40th, and 60th, are air freighted along with the regular samples to the primary lab. Every odd-numbered 10th, 30th, and 50th, sample is picked-up on a weekly basis by a secondary lab, pulverized, further split to 250 to 300 grams and assayed. In addition, every 40th sample is re-assayed by the primary lab.

The Company also inserts blank or unmineralized samples into each sample shipment as part of the operation’s standard procedures. Returned sample rejects that assay below the detection limit (<0.001) are submitted with the regular RC samples every 100 feet or 20th sample.

The Company also collects duplicate samples at random from the RC drill sample population. These duplicates are collected from the reject portion of the sample splitter and are used to monitor sample analysis precision. The samples are bagged and tagged consistent with the Company’s normal sample submission practices so that the duplicates are indistinguishable from the normal sample population.

A standard pulp sample of known grade is also submitted to the laboratory. The sample frequency is twice per core hole, and every 30 metres for RC holes. These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades.

At the True North deposit samples with fire assays greater than 0.3 grams per tonne are resubmitted to the laboratory for a cyanide soluble assay. The purpose of this procedure is to estimate mill recovery rates.

Mining and Milling Operations

The Fort Knox deposit is mined by conventional open pit methods. High grade ore from the Fort Knox mine is processed at Kinross’ carbon-in-pulp mill located near the Fort Knox mine. The mill processes ore 24 hours per day year round. A permitting process is underway for a heap leach pad that will process lower grade ores.

The Fort Knox mill has a daily capacity of between 33,000 to 45,000 tonnes. Mill feed is first crushed to minus 20 centimetres (8 inches) in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 metres (2,625 feet) to a coarse-ore stockpile located near the mill. The crushed material is conveyed to a semi-autogenous (“SAG”) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the carbon-in-pulp circuit to absorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a solution, plated onto a cathode by electrowinning, and melted into doré bars for shipment to a refiner. Mill tailings are detoxified and transferred into the tailings impoundment below the mill.

Gold recoveries at the Fort Knox mill have historically ranged from 87% to more than 90% since production began in 1996. During 2001 to 2004 it was necessary to add lead nitrate and slightly increase the cyanide and lime concentrations to maintain mill recovery rates with some of the feed coming from True North. Mining at True North has been suspended since the first quarter of 2004 and True North ore is not currently being processed at Fort Knox.

A heap leach facility being planned at Fort Knox would require a valley fill leach pad, carbon adsorption plant, piping, modifications to the existing crusher, installation of overland conveyor, haul road construction, relocation of access roads, power lines and tailings and water lines. Run of mine ore will be hauled from the pit and from existing stockpiles to the leach pad. The heap leach is expected to be built in five stages, cover approximately 310 acres and have a total capacity of 161 million tons. It is proposed to be located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility.

Kinross estimates the net present value of future cash outflows for site restoration costs at Fort Knox and True North under CICA Handbook Section 3110 for the year ended December 31, 2006 at approximately $15.3 million. Kinross has posted approximately $14.7 million of letters of credit to various regulatory agencies in connection with its closure obligation at Fort Knox and True North.

Fort Knox Open Pit

The mine production rate varies between 78,000 and 181,000 tonnes per day of total material. Mining is carried out on a year round basis, seven days a week. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with a shovel or a wheel loader into haul trucks. Depending on the grade control results, the mined material is delivered to either the primary crusher, low-grade stockpiles, or to waste rock dumps.

True North Open Pit

Mining at True North has been suspended since the first quarter of 2004.

Life of Mine, and Capital Expenditures

The life of mine plan prepared by Kinross does not incorporate mining at True North. Fort Knox pit production will continue from 2007 until early 2011. Thereafter, rehandling of low-grade stockpiles to the leach pad is expected to continue until early 2015.

Capital expenditures for 2006 at the Fort Knox operations were approximately $49.9 million and were mainly attributed to the Phase 6 capital development at the Fort Knox pit.

Paracatu, Brazil

General

The Paracatu mine includes an open pit mine, process plant, tailings dam area and related surface infrastructure with a throughput rate of 18 million tonnes per annum (“Mtpa”). Paracatu (known locally as “Morro do Ouro”) is 100% owned and operated by Kinross’ wholly-owned subsidiary Rio Paracatu Mineração S.A. (“RPM”).

Detailed financial, production and operational information for the Paracatu mine is available in the MD&A.

Property Description and Location

The Paracatu mine is a large scale open pit mine located two kilometres north of the city of Paracatu, situated in the north western portion of Minas Gerais State, 230 kilometres southeast of the national capital Brasília and 480 kilometres northwest of the state capital Belo Horizonte.

The current mine includes an open pit mine, process plan, tailings dam area and related surface infrastructure. Historically mining at Paracatu did not require blasting of the ore. Ore is ripped, pushed and loaded into haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, RPM began blasting the harder ore in advance of ripping. Currently powder factors are very low. The open pit benching operation measures approximately four kilometres by two kilometres, and it is located on a gently sloping hillside. The elevation of the open pit and industrial plant area ranges from approximately 720 to 820 metres.

In Brazil, mining licenses (claims) are issued by the Departamento Nacional da Produção Mineral (“DNPM”). Once certain obligations have been satisfied, DNPM issues a mining license that is renewable annually, and has no set expiry date. RPM currently holds title to two mining claims (mining leases) totalling 1,258 hectares. The mine and most of the surface infrastructure, with the exception of the tailings dam area, lie within the two mining licenses. The remaining infrastructure is built on lands controlled by RPM under exploration concessions. RPM holds title to 51 exploration concessions in the immediate mine area and has applied for title to an additional 11 exploration concessions (12,362 hectares) in the Paracatu area.

An application to convert additional exploration concessions to mining leases has been submitted to the DNPM for review. RPM expects that DNPM will approve the application within the next six months.

Kinross is in compliance with the Paracatu permits in all material respects.

RPM must pay to the DNPM a royalty equivalent to 1% of net sales. Another 0.5% has to be paid to the holders of surface rights in the mine area not already owned by RPM.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the site is provided by paved federal highways or by charter aircraft that can land at a small paved airstrip on the outskirts of Paracatu. The mine is the largest employer in Paracatu, directly employing 682 workers in what is predominantly an agricultural town (dairy and beef cattle and soy bean crops) located in Brazil’s tropical savannah. Average annual rainfall varies between 850 and 1,800 millimetres, the average being 1,300 millimetres, with the majority realized during the rainy season between October and March. Temperatures range from 15° to 35° Celsius.

The mine draws power from the Brazilian national power grid.

The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant. Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw make up water from three local rivers that also provide water for agricultural purposes.

History

Gold mining has been associated with the Paracatu area since 1722 with the discovery of placer gold in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid 1800’s and until the 1980’s was largely restricted to garimpeiro (artisanal) miners. In 1984, Rio Tinto Zinc (“Rio Tinto”) explored the property using modern exploration methods and by 1987, the RPM joint venture was formed between Rio Tinto and Autram Mineração e Participações (later part of TVX Gold Inc. (“TVX”) group of companies) constructed a mine and processing facility for an initial capital cost of $65 million. Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2004, the mine since inception had produced close to 3 million ounces of gold from 237 million tonnes of ore.

In 2003, TVX’s 49% share in RPM was acquired by Kinross as part of the merger between Kinross, TVX and Echo Bay Mines Ltd. (“Echo Bay”). In November 2004, Kinross and Rio Tinto agreed in principle to Kinross’ purchase of Rio Tinto’s 51% interest in RPM. Completion of this purchase on December 31, 2004 resulted in Kinross having a 100% interest in RPM and the Paracatu mine.

In 2004, ECM, a Brazilian consulting engineering company completed a feasibility study on a proposed expansion project (the “Expansion Project III”), proposing a throughput increase to 30 Mtpa.

In September 2005, Kinross awarded SNC-Lavalin Engineers and Constructors Ltd. and MinerConsult Engenharia, a Brazilian engineering firm, a contract for the basic engineering of Expansion Project III. The engineering drawings and cost estimates were completed in July 2006 and form the basis of the project’s 2006 feasibility study (the “2006 Feasibility Study”).

Exploration

Rio Tinto was the first company to apply modern exploration methods at Paracatu. Northeast of Rico Creek, the deposit had been drilled off on nominal 100 x 100 metre drill spacing.

The Paracatu mineralization is subdivided into 4 horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons. Mining to date has exhausted the C and T horizons. The remaining mineral reserves are exclusively hosted in the B1 and B2 horizons.

Exploration at Paracatu evolved in lock step with knowledge gained through production experience. Essentially, the success of mining in the C and T horizons focused attention and exploration effort on the B1 horizon. Continued production success in the B1 horizon led to increased interest in the B2 horizon.

Recent drilling by Kinross has indicated that portions of the deposit north east of Rico Creek have not been drill tested for the entire thickness of the mineralized horizon hosting gold. This largely reflects the historical mining theory at Paracatu where softer C, T and B1 ores were targeted and harder B2 ores were considered uneconomic due to limitations in the existing process plant technology in operation at that particular moment in time.

Expansion Project III will allow processing of harder ores of the B2 horizon. Originally, Kinross focused on increasing reserves to the south west of Rico Creek, exploiting the B2 mineralization that continues down dip of the surface exposure being mined in the current pit.

Geology and Mineralization

The mineralization is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Sequence. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton. The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well developed quartz boudins and associated sulphide mineralization. Sericite is common, likely as a result of extensive metamorphic alteration of the host rocks. Sulphide mineralization is dominantly arsenopyrite and pyrite with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine grained free gold along the arsenopyrite and pyrite grain boundaries or as inclusions in the individual arsenopyrite and pyrite grains. Gold grains typically average 50-150 microns in size.

The mineralization appears to be truncated to the north by a major normal fault trending east-northeast. The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.

Drilling, Sample Preparation and Analysis

The dominant sample collection method used to delineate the Paracatu resource and reserve model is diamond drilling. A database of 1,427 drill holes and test pits totalling 79,961 metres supports the mineral reserve estimate for the 2006 Feasibility Study.

In the first quarter of 2005, Kinross committed to a phased exploration program at Paracatu to delineate measured and indicated resources west of Rico Creek. As of December 31, 2005, Kinross had completed 267 diamond drill holes (48,660 metres) which were added to the historical database. Total exploration costs were approximately $5.2 million.

The nominal drill spacing east-northeast of Rico Creek is 100 x 100 metres. An Optimum Drill Spacing Study commissioned by Kinross established that a 200 x 200 metre five spot pattern (a 200 x 200 metre grid plus one hole in the middle) would satisfactorily define indicated mineral resources. This pattern results in a nominal 140 metre hole spacing and represents a departure from historical RPM practices.

All drill core is logged geologically and geotechnically, recording litho-structural and physical data and recording it in detailed logging sheets. The core is also photographed and a permanent record is maintained in the onsite filing system.

Core recovery from the diamond drill programs is reported to be excellent, averaging greater than 95%. RPM employs a systematic sampling approach where the drilling (and test pitting) is sampled employing a standard 1.0 metre sample length from the collar to the end of the hole. Sampling consumes 100% of the core except for the 8.0 cm pieces selected from every two metre interval which are retained and stored for specific gravity and Point Load Testing (“PLT”) analysis. Samples for Bond Work Index (“BWI”) analysis are collected as composite samples during sample preparation.

Historical sample preparation and analysis was performed recognizing the low average grade of the deposit. The historical method reduced each one metre core sample to 95% passing 1.44mm. Crushed samples were homogenized and split with approximately 7 kilograms stored as coarse reject. Approximately 200 grams of the remaining sample were split off for ICP analysis and 1.35 kilograms of sample was split out for Bond Work Index analysis. The remaining sample (4.5kg) was dried and further reduced to 95% passing 65 mesh. This sample was homogenized and split with 4.2 kilograms stored as pulp reject and the remaining 300 g was fully analyzed using standard fire assay with AA finish in a series of six, individual 50 grams aliquots. Results from the six individual aliquots were weight averaged together to determine the final grade for each sample.

Kinross completed several studies at the start of the 2005 exploration program. In April 2005, an audit of the RPM mine lab was undertaken to assess lab equipment and procedures. In May 2005, Kinross commissioned Agoratek International (“Agoratek”) to review sample preparation and analysis procedures with a specific mandate to assess the historical practice of assaying six individual 50 grams aliquots per sample and averaging the results. Agoratek concluded that three 50 grams analyses would be sufficient for determining the grade of any given sample.

Based on the lab audit and the Agoratek study, Kinross’ standardized sample preparation and analytical procedure for the remainder of the 2005 exploration program was as follows:

Samples (typically 8.0 kilograms) are crushed to 95% passing 2.0 millimetres and homogenized at the RPM sample preparation lab. Approximately 6 kilograms of sample is stored as coarse reject; the remaining 2 kilograms of sample is split out and pulverized to 90% passing 150 mesh. This sample is homogenized and three 50 grams aliquots are selected for fire assaying with an AA finish. The remaining pulverized sample is maintained as a sample pulp reject.

Sample analyses were performed at three separate analytical labs during the exploration program.

Quality control and quality assurance programs were limited during the earlier exploration programs at Paracatu. The dominant quality control procedure involved the use of inter-laboratory check assays comparing results from RPM’s analytical lab to Lakefield Research in Canada. Additional check assay work was carried out at the Anglo Gold laboratories in Brazil (Crixás and Morro Velho).

For the 2005 exploration program, three laboratories provided analytical services: RPM’s lab, Lakefield and ALS Chemex. All three laboratories have ISO certification.

For the 2005 exploration program, all procedures have been under direct control of RPM and Kinross staff. A quality assurance and quality control program was implemented for the three labs used during the 2005 exploration program. The program consists of inserted certified standards and blanks in the sample streams. All three labs also reported using round robin checks. The labs were visited on an infrequent and unannounced basis by RPM representatives. No major sample preparation discrepancies were noted.

Mining and Milling Operations

Historically mining at Paracatu has not required blasting of the ore. Ore was ripped using CAT D10 dozers, pushed to CAT 992 front-end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, RPM began blasting the harder ore in advance of ripping. Currently powder factors are very low. Weathering has led to the development of an oxidized mantle over the sulphide mineralization with thickness varying from 20 to 40 metres. The mine is situated on a gently sloping hillside and historically there have been no waste stripping requirements. Waste stripping will be required as mining advances down dip.

The mill and mine operate 24 hours per day, 7 days per week. The nominal plant throughput is 1.5 million tonnes per month or 18 million tonnes per year, considering the present ore hardness. An ore stockpile of approximately 10 days production is maintained near the processing plant. Its main purpose is to ensure uninterrupted mill feed in the rainy season when some delays may be experienced in the pit during extreme rainfall. During the dry season the stockpile can be used if the pit becomes too dusty. RPM is committed to controlling dust levels on site and in the city.

Ore is crushed and ground prior to introduction into a flotation circuit. The concentrate is treated by gravimetric methods first and the coarser gold is recovered. The concentrate reject from the gravimetric plant is then treated by a conventional cyanidation and carbon-in-leach circuit. The processing plant, subjected to several upgrades over the mine life, currently processes 18 million tonnes per year (“Mtpa”).

Plant throughput has been expanded twice with expansion upgrades in 1997 and 1999. RPM recognized that further plant improvements were necessary in order to maintain current production levels in the face of increasing ore hardness. Exploration drilling successfully traced the Paracatu deposit to depth and sampling indicated that ore hardness increases proportionately with increasing depth from surface.

A study completed in 2004 considered expanding the current 18 Mtpa process facility to 30 Mtpa with the addition of an IPC system, 38 foot diameter SAG mill and expansion of the existing gravity circuit.

Kinross and RPM staff reviewed conceptual models quantifying the potential resource and reserve increase related to exploration activity west of Rico Creek and preliminary models suggested there was an opportunity to considerably increase the resource and reserve base. This led to the decision to re-evaluate Expansion Project III in light of potential reserve increase resulting from successful exploration programs west of Rico Creek and a revised feasibility study was commissioned.

The July 2006 Technical Report was prepared in support of the 2006 Feasibility Study and the July 2006 resource and reserve disclosure. The scope of the Feasibility Study was to increase the present ore production from approximately 18 Mtpa to approximately 61 Mtpa via the installation of a new 41 Mtpa treatment plant, designed to treat the harder B2 sulphide ore being encountered as the mine goes deeper. The existing plant will treat the softer near-surface B1 ore at a throughput rate of 20 Mtpa until the soft ore is depleted. The Expansion III project is anticipated to begin production in 2008 with expected average output of 555,000 oz of gold per year from the first five years of production.

As at December 31, 2006, the net present value of future cash outflows for site restoration costs for Paracatu under CICA Handbook Section 3110 was $10.4 million. Currently in Brazil there are no laws requiring the posting of a reclamation bond or other financial assurance.

Life of Mine, and Capital Expenditures

The Paracatu mine currently has a nominal capacity of about 18 million tonnes per year with variations depending on the hardness of the ore, as it affects grinding throughput. Based on the 2006 current reserves of the mine, which incorporate Expansion Project III, the life of the mine for Paracatu has been extended to 2040.

The Expansion Project III is currently estimated to cost $470 million. In 2006, RPM spent approximately $61.8 million in capital expenditures attributed predominantly to Expansion Project III.

Refugio, Chile

The Refugio heap leach mine is owned and operated by Compania Minera Maricunga (“CMM”), a Chilean company that is now 100% owned by Kinross, following the February 2007 acquisition of Bema. Previously Kinross held a 50% interest and Bema held a 50% interest in the Refugio property.

Detailed financial, production and operational information for the Refugio mine is available in the MD&A.

Property Description and Location

The Refugio property is located in the Maricunga District of the Region III of Chile. The property is located 120 kilometres due east of the city of Copiapó at elevations between 4,200 and 4,500 metres above mean sea level.

All surface and mineral claims, surface rights and water rights are maintained in good standing. Mining claims total 8,380 hectares while the exploration properties held by CMM include 5,900 hectares. Chilean attorneys monitor claim status on behalf of CMM annually. In addition to the mineral claim rights, CMM also holds title to surface rights at Refugio, providing the land required for the leach pads, waste dumps, camp and other facilities. Water extraction rights, totalling 258 litres per second have been secured by CMM.

Kinross is in compliance with the Refugio permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the property is via 156 kilometres of two-lane dirt road connecting with the paved highway C-35 approximately 10 kilometres south of Copiapó. The first 96 kilometres of the dirt road are an international, public highway. Approximately 60 kilometres from the Refugio site, the road branches to the southeast to Argentina and the northeast to the mine site. The final 60 kilometres is a private road. The Refugio Project is located in steep, mountainous terrain with slopes up to 35%. The site is largely devoid of vegetation with the exception of the spring-fed marshes found along the valley floors. The climate is arid with an average annual precipitation of 87milimetres, most of which is realized as snowfall during the winter months (March through August). Generally, very little precipitation occurs during the summer months (September through February). Local wildlife is sparse.

The town of Copiapó is the primary staging and support area for the mine. Chile features a strong mining culture with well established support centers in both Santiago and Antafagasto. Both centers are within reasonable distance of the project. Most of the major equipment supply and support originates from these two major centers. Manpower is attracted from throughout Chile with the majority of the employees residing in Copiapó or La Serena.

Most of the existing infrastructure required little to no modifications or improvements other than general clean up and repair. Significant upgrades designed to increase production throughput were undertaken for the in-pit crushing and conveying and secondary/tertiary crushing and screening infrastructure in order to meet planned production throughput.

History

David Thomson and Mario Hernandez discovered gold mineralization at Refugio in 1984. Hernandez, Thomson, and three other partners acquired the existing claims at Refugio for Compania Minera Refugio (“CMR”). CMR completed geologic mapping and geochemical sampling, identifying anomalous gold values in three areas: 1) Cerro Verde, 2) Cerro Pancho, and 3) Guanaco. In 1985, Anglo American Chile Limitada (“Anglo”) optioned the property from CMR. Anglo explored the property for three years, returning the claims to CMR in 1988.

In 1989, CMR signed a letter of intent to explore the Refugio property with Bema Gold Corporation (“Bema”). Bema commenced exploration fieldwork in October 1989 and, from 1989 to 1991, completed 51,765 metres of drilling at Verde with an additional 5,088 metres at Pancho. Bema also commissioned Mineral Resources Development Inc (“MRDI”) to complete a feasibility study on the project, which indicated positive project economics. In January 1993, Bema exercised its option rights, obtaining a 50% interest in the Refugio properties. At the same time, CMR sold its remaining 50% interest to Amax Gold Inc. (“Amax”). Amax (operator) and Bema formed CMM, a 50/50 joint venture to develop and operate the Refugio project. From 1993 through 1997, CMM continued developing the project, beginning commercial production in 1996. In 1998, Kinross acquired Amax’s 50% interest through a merger agreement.

The mine operated from 1996 to 2001, producing more than 920,000 ounces of gold from 46.0 million tonnes of ore. The mine was placed on care and maintenance in 2001, a result of a downturn in gold prices. In September 2002, in response to rising gold prices, CMM approved an exploration program designed to increase the reserve base of the Refugio Project to a level sufficient to support resumption of active mining. An exploration program was developed to evaluate the reserve potential at depth at the Verde deposits and the inferred resource at the nearby Pancho deposit, located approximately 2.0 kilometres northwest of the Verde pit. The exploration program ran from September 2002 to June 2003. During this period, a total of 262 drill holes (51,478 metres) of drilling were completed. The drilling focused on increasing the confidence level of the known mineralization below the current Verde pits as well as increasing the confidence level in the mineralization at the nearby Pancho deposit.

The reserves resulting from the exploration program are based on a detailed engineering study examining the economics of the project. The reserves were used to complete a life-of-mine production schedule that in turn served as the basis for a financial analysis which indicated project economics at gold prices in excess of $325 per ounce. A decision was then made to reopen the mine.

Geology and Mineralization

The Verde and Pancho gold deposits at Refugio occur in the Maricunga Gold Belt of the high Andes in northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the belt.

Gold mineralization at Refugio is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. These rocks are largely of intermediate composition. The Refugio volcanic-intrusive complex is exposed over an area of 12 square kilometres and consists of andesitic to dacitic domes, flows, and breccias that are intruded by subvolcanic porphyries and breccias.

Most of the structural trends affecting the Verde and Pancho deposits are related to fracture systems rather than fault zones. One of the main structural features influencing the Pancho deposit is Falla Guatita fault zone. Field mapping suggests that there may be significant vertical displacement on this structure. Another major fault affecting the Pancho deposit is the Falla Moreno. This structure trends roughly east west and forms an approximate northern boundary for the mineralization at Pancho.

Gold mineralization at Refugio has been interpreted to be porphyry style gold systems. The porphyries occur within a sequence of intermediate tuffs, porphyries and breccias that are the host rocks to the gold mineralization. The most favourable ore hosts at Verde are the Verde breccia and dacite porphyry units. Mineralization at Pancho is concentrated within a sub-horizontal volcanic breccia unit. Underlying the volcanic breccia is a large, laterally extensive, diorite porphyry, which outcrops half way down the Pancho west slope. This porphyry underlies the entire Pancho area.

Gold mineralization at Verde is interpreted to be the result of the fracturing and concentration of fluids in the carapace of an intrusive plug or stock. Gold is closely associated with quartz, magnetite, calcite, and garnet stockworks. Gold mineralization at Pancho is characterized as porphyry hosted stockwork and sheeted veins. The veins are subvertical and have a strong, preferred north-westerly strike. The northwest structural control is evident not only at outcrop scale but is also reflected in the northwest alignment of intrusives and the three centers of mineralization in the district, Verde, Pancho and Guanaco.

Exploration

Exploration of the Verde and Pancho deposits has been ongoing since 1984. A total of 667 holes (103,392 metres) of diamond and RC drilling has been completed on the Verde deposit with an additional 147 holes (30,240 metres) completed at Pancho. The drilling has resulted in a drill spacing of approximately 50 x 50 metres at Verde and 75 x 75 metres at Pancho. Much of the 2002 - 2003 drilling was diamond drill core, allowing geologists an opportunity to clearly delineate geological and alteration features affecting gold mineralization and recovery.

In 2004, CMM drilled 8 condemnation holes around the property. Results outlined one area of mineralization with potentially economic grades.

In 2006, 51 holes were drilled at Pancho deposit (23,159 metres). The first metres (overburden) of 18 holes were drilled with RC (3,936 metres) and finally completed with diamond. When the overburden did not exist, only diamond was used for drilling.

Drilling, Sample Preparation and Analysis

Historically, most of the drilling at Refugio consisted of RC drilling. The destructive nature of this drill method made identification of lithology, structure and alteration difficult. The 2002 - 2003 drilling consisted primarily of diamond drill core, providing site geologists with an opportunity to refine the geology model of the deposit.

The mine survey crews established the collar location and marked it in the field. The survey crew later verified alignment and inclination when the drill hole was in progress. Downhole inclinometry was completed at the end of each hole. Gyroscopic azimuth and inclination readings were taken every 10 metres down the hole to within 10 metres of hole bottom and every 50 metres back up the hole as a double check. All field surveys were tied into the established mine grid. Guillermo Contreras and Sons Limitada (Santiago), licensed Chilean surveyors completed a survey audit that verified an approximate 10% of the drill collars using a differential GPS survey system. No significant errors were noted.

CMM provided all of the technical support for the sampling, geologic logging, and drill supervision. Rig geologists and samplers were responsible for the quality/accuracy of each sample. Geologists and samplers typically had up to 15 years experience sampling. All logging utilized standardized logging forms and a geological legend developed for the Verde and Pancho deposits. The legend has evolved from historic observation and is consistent with both the regional and local geology.

The 2003 drill program adopted a 2.0 metre standard sample length for all samples. All sample preparation, including core splitting (sawing) was performed and supervised by ALS Chemex personnel. ALS Chemex established, equipped and staffed a portable sample preparation facility at the Refugio mine for the duration of the program. After splitting, one half of the core was placed in sample trays along with the sample tag. The other half of the core was fitted back into the core box and returned to CMM for placement in permanent storage. The prepared samples were received at the ALS Chemex’s facility in La Serena (the primary analytical lab for the duration of the program) where analyses for gold, silver and copper and cyanide soluble gold and copper analyses were performed.

An independent engineer completed operational audits of the La Serena lab for the 2002-2003 program. The operational audits were performed measuring compliance with analytical best practices as well as to NI 43-101 requirements with respect to quality control and quality assurance. The independent engineer did not note any significant problems with this facility, concluding that ALS Chemex’s lab and procedures met the highest industry standards. ALS Chemex also inserted their own blanks, standards and duplicate samples for each sample batch as part of the labs own internal quality management program.

Mining and Processing

Refugio production re-opened in October 2005 and achieved its targeted production rate of 14 million tonnes per year (40,000 tonnes per day) in late 2005. The mine operates two 12-hour shifts per day for 355 days annually allowing for inclement weather interruptions. Final pit design for Verde and Pancho assumed 10 metre bench heights, bench face angles of 65° to 70°, berm widths of 8 to 11 metres, berm interval of 20 metres, inter-ramp angles of 38° to 52.5° and haul road gradient at 10% with a 25 metre road width.

The Refugio gold recovery process consists of a single line primary crushing, fines crushing (secondary and tertiary), heap leach and adsorption and regeneration (“ADR”) plant operation. The process is designed to treat 40,000 tonnes per day of dry Refugio ore using primary crushing followed by a secondary and tertiary crushing plant. The crushing plant product is approximately 80% passing 10.5 millimetres. A pad type heap leach and an ADR plant are used for gold recovery.

A comprehensive program of metallurgical testing incorporating bottle roll tests and column leach tests of samples obtained from drilling was established to determine gold recovery and reagent consumption data for the remaining Verde resources and the Pancho resource. Based on the recovery estimates by ore type, process recovery over the mine life averaged 67.7% of contained gold in the plant feed. Life of mine annual gold production is expected to range from 220,000 to 230,000 ounces on a 100% basis.

The increased reserves will result in the need to permit additional leach pad capacity but this is not considered to be a material risk, as the existing permitted space is sufficient for the majority of the remaining reserves.

A reclamation plan for the current mine disturbance was approved in 2002, based on the commitments made in the original environmental impact assessment for the site (1994). The plan addressed physical activities, such as earthworks, but did not address chemical closure of the heap. A closure plan for chemical stabilization of the heap has been prepared and has been submitted to the regulatory authorities in the form of a Declaration of Impact to the Environment (“DIA”). The regulatory agencies are currently considering the Company’s proposed chemical stabilization approach and further discussions with agencies are expected prior to a decision regarding the chemical stabilization plan. The agencies consider submittal of the chemical stabilization DIA as meeting the commitments in the original environmental impact

Kinross’ 50% share of the net present value of future cash outflows for site restoration costs at Refugio under CICA Handbook Section 3110, as at December 31, 2006, are estimated at approximately$2.2 million. There is no requirement to post financial assurance to secure site restoration costs in Chile at present.

Life of Mine, and Capital Expenditures

Based on the expected processing rates and reserves, the mine life of the Refugio property is estimated to continue up to 2020.

Kinross spent approximately $4.7 million for its share of capital expenditures in 2006.

Round Mountain, Nevada, United States

Kinross owns an undivided 50% interest in and operates the Round Mountain gold mine through its wholly- owned subsidiary Round Mountain Gold Corporation (“RMGC”). An affiliate of Barrick Gold Corporation owns the remaining undivided 50% interest in the joint venture common operation known as the Smoky Valley Common Operations participants. Kinross acquired its interest in Round Mountain in January 2003. Kinross and Barrick have first refusal rights over each other’s interest in the property.

Detailed financial, production and operational information for the Round Mountain mine is available in the MD&A.

Property Description and Location

The Round Mountain gold mine is an open-pit mining operation located 96 kilometres (60 miles) north of Tonopah in Nye County, Nevada, U.S.A. The property position consists of patented and unpatented mining claims covering approximately 23,685 hectares (58,526 acres). Smokey Valley Common Operations participants have received patents to convert mineable land to patented status. The patents are issued in corporations that are wholly owned by the participants. Patented claims cover most of the current reserves at the Round Mountain mine.

The Smoky Valley Common Operation controls the mineral and surface rights of the mine through the ownership of 109 patented lode claims, 2,984 unpatented lode claims, 12 unpatented mill site and 355 unpatented placer claims in a series of claim blocks located between Gold Hill, Round Mountain, and Manhattan. The total area of mineral rights controlled by these claims is 58,526 acres. The patented claims are held as private property (fee simple) and are legally surveyed. Most of the reserves are located on patented claims. The unpatented claims are held under the 1872 Mining Law (as amended) and are subject to annual filing requirements and claim maintenance fees. The majority of the unpatented claims are located on land administered by the Bureau of Land Management; the remainder are located on land administered by the U. S. Forest Service. The unpatented claims are accurately located but not legally surveyed.

Mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. During 2006, this royalty averaged 6.35%. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid. For the year ended December 31, 2006, $18.7 million in royalties has been paid.

The property is subject to no known material environmental liabilities or mitigative measures. All environmental permitting is up to date and in order for the currently authorized activities. Kinross is in compliance with all Round Mountain permits in all material respects. Permitting has commenced for expansion activities at Round Mountain.

The Round Mountain gold mine is subject to the Nevada State and United States federal employment taxes, business license tax, net proceeds of minerals tax and properties sales and use tax. During 2006, the Company paid $3.5 million net proceeds of mineral in taxes.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the site is provided by State Highway 376, a paved two-lane paved highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north, or by charter aircraft. A paved airstrip, suitable for small aircraft is maintained near the mine site. The mine is located approximately 400 kilometres (250 miles) from the major metropolitan areas of Las Vegas and Reno, Nevada.

The mine is supported by the local communities of Hadley and Carvers, which provide most of the housing for mine personnel. Sierra Pacific Power Co. provides electrical power to the mine. There are sufficient surface and water rights to support all current and forecasted mining at the site.

The mine area straddles the transition between the floor of the Big Smoky Valley and the adjacent Toquima Range. Mine site elevations vary between 1,800 to 2,100 metres (5,800 to 6,800 feet) above sea level. Elevations in the Big Smoky Valley and Toquima Range vary from 1,800 metres (5,800 feet) in the valley floor to 3,640 metres (11,941 feet) at the summit of Mount Jefferson.

The oblong open-pit mine is over 1.6 kilometres (one mile) in length at its longest dimension and currently more than 420 metres (1,380 feet) from the highest working level to the bottom of the pit.

The Round Mountain mine lies within an arid, high desert setting. Average annual precipitation in the Big Smoky Valley is approximately 127 to 178 millimetres (5to7 inches) with most of that total falling during the winter months. Snow is common at the valley floor, but rarely remains on the ground for more than a few days. Local rainfall can be extreme and flash flood events are not uncommon in the region. Temperature range can be extreme, with average daily fluctuations exceeding 22 degrees Celsius (40 degrees Fahrenheit). Winter temperatures are typically -12 to -7 degrees Celsius (10 to 20 degrees Fahrenheit) at night and 0 to 10 degrees Celsius (30 to 50 degrees Fahrenheit) during the day. Rarely (typically less than 10 days per year), winter low temperatures can fall below -18 degrees Celsius (0 degrees Fahrenheit). Summer temperatures vary from 4 to 12 degrees Celsius (40 to 55 degrees Fahrenheit) at night to 32 to 40 degrees Celsius (90 to 105 degrees Fahrenheit) during the day.

History

The first gold production from the Round Mountain District occurred in 1906. Historic production from 1906 through 1969 based on United States Bureau of Mines records was 346,376 ounces of gold and 362,355 ounces of silver. Actual unreported production was probably significantly higher. Early important companies actively mining in the district were the Round Mountain Mining Co., the Fairview Round Mountain Mining Co., the Round Mountain Daisy Mining Co., the Round Mountain Sphinx Co., the Round Mountain Red Top Co., and the Round Mountain Red Antelope Mining Co. At some point prior to 1929, Nevada Porphyry Mines, Inc. consolidated many of the claims and controlled most of the district. Nevada Porphyry Mines and the A. O. Smith Corp. investigated the bulk tonnage potential of the property in 1929 and 1936 to 1937, respectively. In 1946 through 1962, the Yuba Consolidated, Fresnillo, and Consolidated Goldfields developed and mined the placer deposits flanking Round Mountain and Stebbins Hill.

At some time between 1962 and 1969, the Ordrich Gold Resources Inc. acquired control of the property from Nevada Porphyry Gold Mines. In 1969, Copper Range Co. leased the property and developed a small reserve of 12 million tons at a grade of 0.062 oz of gold per ton. The Smoky Valley Common Operation was formed in 1975 to operate the mine. This was initially a joint venture in which Copper Range held a 50 percent interest and Felmont Oil Co. and Case Pomeroy Co. each held a 25% interest.

Commercial production commenced in 1977. In 1984, Homestake Mining Company acquired the Felmont Oil interest in the operation and, in 1985, Echo Bay acquired the Copper Range interest. Effective July 1, 2000, Homestake increased its interest in the Round Mountain mine from 25% to 50% when it acquired the Case Pomeroy interest. Effective December 14, 2001, Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake interest in the mine. In January 2003, Kinross acquired its 50% interest in the mine and became the operator for the Smokey Valley Common Operation.

Geology and Mineralization

The Round Mountain mine is located along the western flank of the southern Toquima Range within the Great Basin sub-province of the Basin and Range province of western North America. The Basin and Range physiographic province is characterized by generally north-south trending block faulted mountain ranges, separated by alluvium-filled valleys.

The Round Mountain Caldera (“RMC”) is one of the most prominent geologic features of the southern Toquima Range. The overall dimensions of the RMC are unknown as most of the caldera is covered by alluvium and Basin and Range faulting has offset the western portion. The upper and lower Tuffs of Round Mountain were erupted from the RMC at approximately 26.5 Ma.

The geology of the Round Mountain mine consists of a thick sequence of intra-caldera Oligocene ash-flow tuffs and volcaniclastic rocks resting upon pre-Tertiary basement rocks. The caldera margin is mostly buried but in the pit area is well defined by a progressively steeper dipping arcuate contact between the volcanic rocks and older basement rocks. The caldera margin and caldera related structures provided the structural ground preparation for the hydrothermal system. The primary host rocks for gold mineralization are the volcanic rocks. A minor amount of ore occurs in the Paleozoic rocks along the caldera margin.

The Round Mountain Gold deposit is a large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit, located along the margin of a buried volcanic caldera. The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the volcanic units, these ascending fluids deposited gold along a broad west-northwest trend.

Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units host the mineralization. Primary sulphide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures.

Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through highly altered alteration assemblages. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration.

Ore zones within the metasediments are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

Exploration

Kinross’ share of exploration for 2006 was approximately $5.0 million. The exploration consisted of continued development, pit expansion drilling, commencement of the underground decline and exploration within the AMI (“Area Mutual of Interest”). The AMI is a large area which includes the Round Mountain mine, where the exploration is conducted mutually by Kinross and Barrick.

The Round Mountain pit expansion drilling program was started in 2004 and was completed in 2005. This exploration successfully delineated sufficient mineralization to justify the pit expansion which began in November 2005.

In July 2006, an underground exploration decline was completed. The target of the decline is a zone of high-grade gold mineralization discovered by wide spaced surface RC and core holes. The total length of the decline is approximately 1,593 metres (5,226 feet). Exploration drilling from the decline started in September. At the end of 2006, a total of 22 exploration core holes totalling approximately 4,877 metres (16,000 feet) had been completed.

Exploration within the AMI during 2006 included exploration drilling, generative work, geologic mapping, geochemical sampling and geophysical surveys.

Drilling, Sample Preparation and Analysis

The current drill database for the open pit reserve contains a total of 4,703 drill holes, of which 4,395 are RC drill holes and 308 were drilled using diamond core methods. A separate database is maintained for dump drilling which contains an additional 1,580 drill hole records.

The majority of the drilling is vertical with angle holes used where vertical structures are anticipated. All dump holes are drilled vertical.

All holes are sampled on 1.5 metre (5 foot) intervals and a “chipboard” constructed for each drill hole with sample from each interval glued to a board representing the complete hole.

Sample data for the reserve model is derived primarily from conventional, RC rotary and HQ size core drilling. Holes are initially drilled on 61 metre (200 foot) centers defining deposit limits. In-fill drilling is completed on centers of 42.6 metres (140 foot) or less to develop reportable reserves used in mine planning.

RC drill cuttings are passed through a wet rotary splitter to collect a 4.5 to 6.8 kilogram (10 to 15 pound) sample for each 1.5 metre (5 foot) interval. A sampling technique which uses flocculent to settle drill cuttings has been employed to capture very fine-grained material and assure sample integrity. This technique captures nearly 100% of the rock material generated during the drilling process. Core samples are split with a rock saw in five-foot intervals, with half the sample assayed, and the other half stored for reference.

The samples collected from drill holes are prepared and assayed by the Round Mountain mine assay laboratory or commercial laboratories. All assay laboratory chemists and technicians at the Round Mountain mine lab are employees of Round Mountain Gold Corporation. The Round Mountain laboratory is not certified by any standards association. The commercial laboratories are ISO-9002 certified. A mine geologist or mine geologic technician delivers the drill samples to the assay laboratory. Samples assayed by the commercial laboratories are picked up at the mine by the commercial lab service providers and carried by truck to their sample preparation facilities and/or laboratories.

The Round Mountain Deposit is noted for its coarse gold occurrences and high nugget effect in assaying. In order to minimize the sampling variation, a five-assay ton or 145.8 gram sample is used in the fire assay. To minimize potential lead exposure of the laboratory staff to the effects of fire assaying, bismuth is used as the collector of the gold and silver. After a 2-hour fusion, the samples are poured into moulds. The samples are slagged and are cupelled in the cupel room. Following cupellation, the bead is smashed and parted with nitric acid, rinsed, dried, and annealed. The fire assay is completed with a gravitimetric finish.

In November, 2006, the assay method for the blast hole assays for ore control was changed to fire assay with an atomic adsorption finish. Bismuth continues to be used as the collector. This change was initiated after considerable in-house test work to confirm the atomic adsorption method is more accurate and precise for the typical gold grade in the Round Mountain deposit.

The assay laboratory maintains an internal assay quality control program. Laboratory supervisors routinely conduct quality inspections of sample preparation, equipment calibration, and assaying procedures. The lab regularly participates in round robin assays with other mine labs to check internal procedures. Five percent of all pulps are screened to verify that the pulps meet specification. One sample per 24 is either a blank (barren silica sand) or a certified standard that is inserted randomly by the lab computer system. The blank is inserted prior to the preparation stage. The standard is inserted following sample preparation. If the assay results exceed limits for either the blank or the standard, the entire batch is re-assayed.

Assay results from blanks and standards are plotted and graphed daily. These graphs are an integral tool used by the assayers and supervisors to continuously monitor and improve lab procedures.

Mining and Milling Operations

The Round Mountain mine currently operates a conventional open pit that is approximately 2,500 metres (8,200 feet) long in the north-west, south-east direction and 1,500 metres (5,000 feet) wide (north-east to south-west). The mining is conducted on 10.7 metre (35 foot) benches by electric shovels and front end loaders paired with 136, 172 and 218 tonne (150, 190 and 240 ton) haul trucks.

Blasthole patterns are drilled on centers that range from 4.8 to 9.1 metres (16 to 30 feet). Blasthole samples are collected and assayed and provide the control for ore segregation. Based upon these assays, blasted pit ore is determined to be run-of-mine dedicated pad ore, crushed reusable pad ore, mill ore or waste. High grade coarse gold bearing ore is handled in one of three ways: 1) leached on the re-useable pad and offloaded to the mill; 2) sent directly to the gravity plant with tails reporting to the mill; or 3) sent directly to the mill or mill stockpile. Gold particle size and distribution of high-grade ore determines the processing method.

The Round Mountain operation uses conventional open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling and the gravity concentration circuit. Most of the ore is heap leached, with higher grade oxidized ores crushed and placed on the reusable pad. Lower grade ore, ore removed from the reusable leach pad and stockpiled ore that was previously leached are placed on the dedicated pad.

The finished doré bullion is shipped to refineries in North America for further processing as per the agreements of established contracts of the participants of the Smoky Valley Common Operation. Once the doré bullion leaves the mine site, marketing and sales are the responsibility and at the discretion of the Joint Venture partners.

The site Plan of Operations and Comprehensive Reclamation Plans filed with the United States Department of the Interior, BLM and Nevada Division of Environmental Protection (“NDEP”) have been approved for all current operational facilities. Annual updates of the Reclamation Plan are prepared to adjust for cost inflation and to take credit for concurrent reclamation activities and submitted to the above listed agencies. Kinross’ share of the net present value of the future cash outflows computed in accordance with CICA Handbook Section 3110, was approximately $21.0 million at December 31, 2006. Tentative plans for permanent closure activities have been approved by the NDEP and BLM. Each participant in the Common Operation is responsible for its own estimate of reclamation costs in its own accounts. Kinross has posted letters of credit totalling approximately $20.6million in support of its share of site restoration costs as of December 31, 2006.

Life of Mine, and Capital Expenditures

Round Mountain is currently in the process of permitting the Gold Hill pit which is approximately 8.05 kilometres north of the existing operation and portions of the Round Mountain expansion. The joint venture partners approved an expansion to the Round Mountain pit in late 2005 and mining activities were initiated in November 2005. The expanded operations at Round Mountain have extended the mine’s life through the year 2018.

Kinross’ share of capital expenditures for 2006 was approximately $28.3 million.

Bema Material Properties

In February 2007, Kinross acquired Bema and, in turn, Bema’s interests in the following two properties which are now included in Kinross’ portfolio of material properties. The following descriptions are taken from certain of Bema’s public disclosure prior to its acquisition by Kinross, all of which has since been reviewed and approved for disclosure herein by Bema’s then internal and retained third party qualified persons more particularly identified in “Notes - Bema 2006 Mineral Reserve and Resource Statements”.

Kupol gold and silver project, Russia

General

Bema’s 75% (less 1 share) interest in the high-grade Kupol gold and silver project in northeast Russia is held through a commensurate interest in Chukotka Mining & Geological Company (“CMGC”). Bema acquired its interest in the property through a definitive framework agreement (the “Framework Agreement”) with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia. Development and construction on the Kupol project commenced in 2006.

Kupol Technical Report

In June 2005, Bema announced the results of the Kupol Feasibility Study, which demonstrated that Kupol is technically feasible and can be developed as a high-grade, low-cost gold and silver mine with robust project economics (see “Kupol Feasibility Study”). On July 4, 2005, Bema filed a National Instrument 43-101 compliant technical report (the “Kupol Technical Report”) summarizing the findings of the Kupol Feasibility Study. An updated Kupol Technical Report has been filed by Kinross concurrently with this Annual Information Form.

Property Description and Location

The Kupol project hosts a large epithermal gold and silver vein system, located within the Cretaceous Okhotski-Chukotski volcanic belt approximately 940 kilometres northeast of Bema’s Julietta Mine and 200 kilometres east of the City of Bilibino in northeastern Russia.

The property comprises a 7.8 square kilometre license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation on April 6, 2002 and is held by CMGC, the Russian operating company currently held indirectly as to 75% (less 1 share) by Bema. The remaining 25% (plus 1 share) of CMGC is held by the Government of Chukotka.

There are no royalties payable in respect of the Kupol project but an extraction tax is payable equal to 6% of the sales value for gold and 6.5% of the sales value for silver.

On September 26, 2006, Bema announced that CMGC was awarded two new exploration licenses surrounding, and adjacent to, the Kupol project. With the acquisition of these two licenses, Kupol West and Kupol East, CMGC increases its overall land position in the Kupol Project area from approximately 17.5 square kilometres to a combined approximate 425.5 square kilometres.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Kupol deposit is located in the Northwest part of the Anadyr foothills on the boundary between the Anadyr and Bilibino Regions in the Chukotka Autonomous Okrug.

The total distance between the Kupol property and Bilibino is 298 kilometres. The site is connected to Bilibino via a network of roads that is passable between mid-December and mid-April. A paved road travels 35 kilometres from Bilibino south to Keperveem. From Keperveem, a government-maintained winter road travels 140 kilometres along the Anui River to Ilirney. From Ilirney, the winter road travels 160 kilometres southeast to the site. Russian tank vehicles can access the property along these roads from mid-summer to fall.

The main access road from port facilities are from Pevek to the Kupol site. Pevek and Kupol are connected with a combined all season and winter road for total distance of approximately 449 kilometres. The winter road follows the contour of Chaunskii Bay for 133 kilometres then travels due south to Dvoynoye camp and across the Maly Anui River to Kupol. The winter road is serviced by five temporary camps and one permanent 60-person, containerized camp (“Dvoynoye Camp”). It is passable between mid-December and late April. Additional supplies for the 2006 development work were barged (during summer 2005) up the Lena River, in central Yakutia, to the port of Zelyoni Mys, at the head of the Kolyma River. A 571 kilometre combined winter and all season road connects Zelyoni Mys with Bilibino and Kupol.

During spring thaw and summer, the Kupol area is only accessible by helicopter: a 1.5-hour flight from Bilibino or Keperveem or a three-hour flight from Anadyr. Keperveem is serviced by a gravel airstrip capable of handling IL76 aircraft. Anadyr is serviced by an all-season paved airstrip. Personnel based in Magadan are transported to Keperveem via a chartered AN-74 aircraft. Non-national personnel are transported to Keperveem via a weekly to bi-weekly chartered Beechcraft 1900D aircraft out of Nome, Alaska, or alternately through commercial carriers connecting Magadan with Moscow and international destinations. A 1,800-metre airstrip at the Kupol site is currently under construction.

The climate at the Kupol property is defined by its geographical location at the northeastern extremity of Eurasia where it is influenced by two oceans and the vast continental mass of Yakutia. Atmospheric conditions include complex circulation patterns that vary considerably over both the warm and cold times of the year. The climate of the region around the Kupol site belongs to the continental climatic region of the subarctic climate belt with extremely severe weather consisting of long and cold winters (8-8.5 months), overcast weather, and short summer periods (2.5 months).

The average annual temperature at the Kupol site is-13°C, ranging from -58°C to 33°C. The total amount of precipitation does not exceed 277 millimetres. There are less than fifty days with an average daily temperature above 0°C; the first positive temperatures occur in early June and the first negative temperatures occur in early September.

Snow cover appears in the mountainous regions in the middle of September and achieves a maximum depth in March. The average depth of snow cover is 38-45 cm. The duration of a stable snow cover is approximately 237 days. Because of the wind blowing, the valleys are filled with snowdrifts and the tops of the mountains and steep slopes are blown bare.

Wind patterns for the region around the Kupol site are defined primarily by the trade winds that are characterized by atmospheric circulation.

The land surrounding the Kupol site currently is within the land used by the Lamutskoye agricultural community for reindeer herding and supporting traditional indigenous activities for hunting and gathering. The land is owned and administered by the municipality of Anadyr, region of the Chukotka Autonomous Okrug.

The overall region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately one half of the people live in the two districts where the Kupol deposit is located (Bilibinskii and Anadyrskii). The overall population of the region has suffered a severe decline of more than 50% in the last fifteen years.

Overall, the Chukotka Autonomous Okrug ranks near the bottom in Russia for total industrial output. The economy is focused on mining and is rich in natural resources represented by deposits of tin, mercury, gold, coal, natural gas, and building materials. Other major industries within the region include a nuclear power plant, animal husbandry (reindeer herding), and transportation/shipping.

There are no railways or highways in Chukotka. Major seaports include Anadyr and Pevek. Airports can be found in Anadyr, Bilibino, Markova and Pevek.

The Kupol Property is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Kaiemveem-Sredniy-Kaiemraveem River drains into the Mechkereva River to the south. Topography is moderate, characterized by low rolling hills and occasional flat midland areas. The Kaiemveem River bisects the eastern portion of the property. The elevation ranges from 755 metres in the northwest to 450 metres in the southeast

Permafrost is distributed throughout the property area. Depending on geomorphology, the thickness of permafrost layer ranges from surface to a depth 200 to 320 metres and reaches its maximum depth under riverbeds.

The property is located approximately 40kilometres north of the tree line and is covered with tundra, rock outcrop and felsenmeer. The vegetation is limited to lichen, grass and arctic shrubs and flowers.

History

Quartz vein float was originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program. These float boulders assayed up to 3.0 g/t gold and 660 g/t silver and the find was designated as the “Oranzheviy Occurrence”. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk State Mining and Geological Enterprise (“Anyusk”) in 1995, through prospecting in the region of the “Oranzheviy Occurrence”. Prospecting was aided by the identification of gold, silver, arsenic, and antimony anomalies in a 1:200,000 stream sediment geochemical sampling program. During 1996 and 1997, Anyusk completed the following work: mapping; prospecting; magnetic and resistivity surveys; and, lithogeochemical and soil surveys.

During 1998, two drillholes were drilled and four trenches were excavated. In 1999, Metall, a Chukotka-based, Russian mining artel acquired the rights to the deposit and contracted Anyusk to conduct the exploration work. From 1999 through 2001, an additional thirty-one trenches and twenty-four drillholes were completed. In 2000 and 2001, 450 metres of the central portion of the vein system was stripped, mapped and channel sampled in detail. By the end of 2001, the work completed included 3,004 metres of drilling in twenty-six drillholes, 5,034.1 metres of trenching and 3,110.8 metres of channel sampling. Additionally, the majority of the license area was surveyed, and a frame for a small mill was constructed immediately south of Bolotnoye Lake, where the 2004-2006 camp is located.

Geology and Mineralization

Gold and silver mineralization is hosted by low sulphidation epithermal quartz-adularia veins within a north-south fault zone in Cretaceous andesite flows and pyroclastic units. Gold-bearing banded chalcedonic quartz-adularia veins and breccias are associated with silicification, argillization and rhyolite dykes for 4.1 kilometres along strike. The mineralization remains open to the north and south and at depth. The main veined zone is up to 50 metres wide and has been drilled to a maximum vertical depth of approximately 725 metres. The vein dips range from vertical to 75º to the east. The deposit has been divided into six contiguous zones; from north to south these are: North Extension, North, Central, Big Bend, South and South Extension. Mineralization, with widths up to 22 metres, has been defined along 3.9 kilometres of strike. Gold and silver occur as native gold, gold-silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant). Gold and these minerals occur with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias. In 2005, a series of polymetallic veins were discovered starting 350 metres west of the main Kupol structure. These veins strike northwest and dip 55° to 75° to the west.

Exploration

During 2003, Bema spent approximately $9.8 million on an exploration program at the Kupol property which included 22,257 metres of drilling, extensive trenching, metallurgical test work, a site survey, hydrology studies and acquiring environmental baseline information. In addition, approximately $11.3 million in expenditures were incurred relating to initial engineering work and studies toward a scoping or preliminary economic assessment which was successfully completed in 2004, and on procurement of equipment and supplies for the 2004 exploration and development program.

The 2004 exploration and development program at Kupol commenced in May and ended in November 2004. The program included 52,828 metres of drilling in 309 holes to further explore the property and to conduct infill, reserve definition drilling. The highlights of results from the 2004 drilling program were: the extension of high-grade mineralization in the North Zone 250 metres to the north at depth; confirmation of multiple veins and identification of new veins in the North Zone; the discovery of a new high-grade sub-parallel or offset vein in the South Zone; the definition of existing and discovery of a new high-grade mineralized shoot in the Central Zone. The development portion of the 2004 program also included the engineering and design of a runway for fixed wing aircraft, preparatory earth works for mine and mill facilities, geotechnical and condemnation drill programs, water well drilling, final metallurgical test work and procurement of equipment for the planned commencement of mill construction in 2005. Bema spent approximately $82.3 million on exploration and development at Kupol in 2004.

Activity during 2005 at the Kupol project consisted primarily of continued exploration and development work at the site as well as mobilization of materials and supplies to Kupol for the 2005 season and to the East Siberian sea port of Pevek, Russia for the 2006 season. The seasonal nature of access to the site requires purchasing and placement of supplies and materials well in advance of being used for construction.

The 2005 exploration and development program at Kupol commenced in May and ended in September 2005. The program included 46,147 metres of drilling in 192 holes to further explore the property and to conduct infill and resource definition drilling.

The highlights of results from the 2005 drilling program are: the increase of indicated mineral resources; deep drilling in the North Extension which extended inferred mineral resources 200 metres north of previous estimates; deep drilling under the Big Bend and South zones; and further delineation of the South Offset zone located east of the main South veins. A new high-grade vein system, the Vtoryi II, was discovered outside of the main Kupol vein structure, which opens up the rest of the property and region for further exploration.

In late May 2006, an exploration program consisting of 20,000 metres of diamond drilling was commenced designed to test other veins, structures and extensions of the main Kupol vein which continues to remain open in all directions. An additional 17 holes, totalling 4,672.2 metres, have been drilled on the 650 zone since its discovery. The 650 zone has now been traced through drilling over a strike length of 775 metres and down dip for approximately 200 metres. Continuous high grade mineralization has been traced over 625 metres and appears to occur principally within a 100 to 125 metres elevation range, starting approximately 75 to 100 metres below surface. The zone remains open along strike to the north and south. Several parallel to sub-parallel veins are present in the 650 zone, with dips ranging from 70 degrees to vertical.

Drilling, Sample Preparation and Analysis

Drill core from the 2005 program was delivered from the drills to the logging facility in covered wooden core boxes. The core was ‘quick’ logged by a rig geologist, and then Russian geologists completed detailed geotechnical and geological logs. All core was photographed (wet and dry) after logging. Boxes of core to be sampled were delivered to the splitting shack; the remaining boxes were placed in storage racks. Core was 2/3 split using a diamond saw; the remaining third was returned to the core box as a permanent record. The boxes of cut core were then moved to a core storage tent or to racks. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the core for both HQ- and NQ-sized samples. For samples of strongly broken core, care was taken to ensure a 2/3 split of the sample. This commonly involved the use of a metal divider and a spoon. The core was split in consecutive sampling order, from top of hole to the bottom. Field duplicate samples were created by cutting the 2/3 split into two 1/3 sections; both samples were sent for analysis.

Samples of cut core were bagged. Field blanks and reference standards were regularly inserted into the sample stream by the logging geologists. The samples were assembled into batches of 20, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Trench sampling followed the same sampling and quality control and quality assurance protocols as the cores. For the trenches excavated across the zone, samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock across each channel to ensure that there was no sampling bias based on rock softness or fracture density. In 2004 and 2005, portions of the Big Bend, South Zone and North Zone were stripped of cover and pressure-washed using a Wajax pump. The channel edges were cut using a diamond rock saw, and the samples were chiselled from the cut and collected into sample bags. Sample intervals were marked with metal tags. The same quality control protocols as for core were employed.

A strict field protocol for assay quality control program included the insertion of standard reference material to monitor accuracy, coarse blank material to monitor contamination and sample mix-ups, and field duplicates to monitor precision. This program was used for drill core, trench, channel, and rock samples. These protocols were used for the full 2003, 2004 and 2005 programs; they have been independently audited and deemed acceptable. There is no quality control data for work conducted prior to 2003.

In 2004 and 2005, all samples were initially assayed at the on-site Kupol assay laboratory. In 2003, due to start up problems with the Kupol assay laboratory, the initial sets of samples from the project were analyzed at Bema’s Julietta Mine laboratory. The Russian assayers responsible for assaying at the Kupol laboratory were sent to Julietta to ensure the same protocols were followed for sample preparation and analyses. Pulps from all samples originally analyzed at the Julietta laboratory were returned to Kupol and re-analyzed at the Kupol laboratory. The database used in the resource calculation only contains data from the Kupol laboratory.

Pulp samples, representing 13% of the entire sample set, were analyzed at an independent assay laboratory in North Vancouver, British Columbia, Canada, as a check on the results obtained from the Kupol laboratory. Additionally, 269 samples that were analyzed by the first independent lab were also analyzed at a second independent lab in Vancouver, British Columbia, Canada. The quality control program, the Kupol laboratory, and the assay results have been independently audited (both on-site and off) and have been found to be fully compliant with National Instrument 43-101 requirements.

Mineral Resource and Mineral Reserve

The resource estimate was completed using a three-dimensional computer block model built using Datamine software. The interpretation of veins, stockwork zone, the dykes and faults were completed on vertical east-west trending cross sections with reconciliation of the interpretation done on levels. Three-dimensional solids (wireframe) models were the basis for coding blocks and drill hole assay intervals. A set of 39 estimation domains were used to control the search orientations for the inverse-distance-squared estimation. The Vtoryi II resource was estimated using inverse distance to the 6th power.

Gold and silver grades were cut prior to grade estimation and resource reporting. The amount of metal removed is similar to the metal reduction targets recommended in the Kupol Feasibility Study. The gold and silver metal reduction for the indicated and inferred mineral resources is 6.2% and 6.8%, respectively, as compared to the uncut estimation.

Specific gravity measurements (using a wax-coated immersion technique with checks) were completed in the 2005 drill campaign in North Extension and Vtoryi II areas. A total of 109 measurements on vein and stockwork samples for North Extension give an average specific gravity of 2.52 and 78 measurements on vein samples in Vtoryi II gives a value of 2.54. Measurements (approximately 600) were made in 2003 and 2004 on the rest of the Kupol property including South, Big Bend, Central and North indicating 2.48 is an appropriate specific gravity for these areas.

Indicated mineral resources are nominally drilled on a 50x50-metre hole and trench spacing with approximately 80 percent of Big Bend drilled at 25x50-metre spacing. Projection of indicated mineral resources is limited to 25 metres down dip and 12.5 to 25 metres along strike. Inferred mineral resources are nominally on a 100-metre drill hole spacing with projection beyond a hole no more than 100 metres.

Metallurgical Testing

Detailed metallurgical test work for Kupol commenced in July 2004. Testing comprised the evaluation of drill core samples for assessing leach optimization; gold and silver recovery variability; grade versus recovery relationships; grind variability; cyanide destruction/recovery; thickener and filtration characteristics; and confirmation testing on new samples from similar locations to 2003 test samples. A small bulk sample for assessment of thickening/filtration characteristics and for testing material handling properties was collected.

In 2005, a limited amount of additional metallurgical testing, with an aim toward optimization of the ore processing, was conducted. In addition, preliminary testing was conducted on the new zones and areas of mineralization that were identified in the 2005 exploration program.

Test results to date indicate gold recoveries from 87.4% to 95.3% (mean 93.8%) and silver recoveries ranging from 46.8% to 79% (mean 78.8%).

Kupol Feasibility Study

In June 2005, Bema announced the results of the Kupol Feasibility Study. The Kupol Feasibility Study indicates that development of the Kupol project is technically feasible and can be developed as a high-grade, low cost gold and silver mine with robust project economics. The Kupol mine was then projected to produce more than 550,000 ounces of gold annually, over the initial 6.5-year mine life.

The Kupol Feasibility Study contemplates the simultaneous commencement of open pit and underground mining. Open pit mining methods during the first four years of the project will mine the ore on a two shift per day, 340 days per year schedule (25 days per year are not scheduled to allow for weather delays), at a rate of approximately 1,000 tonnes per day of ore and 11,500 tonnes per day of waste. Low grade ore will be stockpiled and delivered to the mill in the later years of the project’s life. The waste to ore strip ratio is 12 to 1. The average mining dilution in the final pit model is 24%.

Underground mechanized sublevel mining methods will be used to mine the ore on a two shift per day, 365 days per year schedule from two portal locations, the South Underground Mine and the North Underground Mine. The South Mine underground development began in 2006 and the North Underground Mine will commence in 2008. Each of the mines will reach a production rate of approximately 1,750 tonnes per day of ore. The average dilution in the final underground model is 22%.

For the first three years, the mill is estimated to process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three, the mill is estimated to process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. Gold recoveries are estimated to average 93.8%, while silver recoveries are estimated to average 78.8%. The milling process will consist of a primary crushing and gravity circuit, and will include conventional gravity technology followed by whole ore leaching. Merrill Crowe precipitation will be used to produce gold and silver doré bars. Tailings wash thickeners will recover cyanide and a cyanide destruction system will be used to reduce cyanide concentrations to an acceptable level for disposal. Tails will be pumped to a conventional tailings impoundment.

Development Activities

Construction and development work in 2005 at the site included completion of the foundations for the mill, SAG and ball mills at the processing plant, erection of six 3,000 cubic metre fuel tanks; completion of the mill site earthworks and the pad for a new 600 person permanent man camp; completion of the roads to the airport and the south; and completion of all the geotechnical and hydrological drilling required for the project. All scheduled earthworks for 2005 were completed. In addition, the airstrip construction commenced and by year end was approximately 60% complete.

In 2006, construction and development work included completion of the permanent man campsite, airstrip, civil works for the mill/shop/administration facility and the building shell. Installation of the SAG mill and Ball mill was initiated. Phase 1 of the tailing dam construction was initiated in October. Physical completion of the project stood at 45.7% at the end of 2006 versus a plan of 46%. At year end, overall, process engineering was 84% complete.

Orocon Inc., the construction contractor, completed the erection of six 3,000 cubic metres fuel storage tanks and poured 3,200 m3 of concrete at the mill and services building in 2005, and, in 2006, major civil works for the mill/shop/administration facility. Approximately 4,900 m3 of concrete were poured in 2006, bringing the project-to-date concrete volume to 8,100 cubic metres.

The components for the permanent man camp, mill and services building and the grinding and crushing equipment were delivered to Pevek in 2005 and were transported to Kupol during the first quarter of 2006 over Bema-built winter road between Pevek and Kupol. Erection and installation work began later in 2006 when the supplies reached the site.

Logistically, a total of 18,000 tonnes of equipment, materials and supplies were shipped on three vessels from the port of Everett, Washington, two vessels from the Russian seaport of Vostochniy and two ships from the Russian seaport of Vanino. Road construction to allow transportation of all these supplies to the Kupol property began in the fourth quarter of 2006; the road was opened for use in February of 2007. In addition to the freight above, Bema purchased and transported approximately 14,500 tonnes of fuel for use during the winter months and for storage at the site for the remainder of the work completed in 2007.

Underground development was initiated in March 2006 with the establishment of the South Portal access. Primary development of the main haulage decline and the ventilation decline totaled 1209 metres versus a plan of 1090 metres. An additional 31 metres of secondary development was also completed, which was not included in the 2006 plan.

Open pit development was initiated in February 2006 with 841,000 tonnes moved during the year, compared to a plan of 426,000 tonnes. Some waste material from the open pit is being used for the tailing dam construction. Tailing dam engineering was finalized and Phase 1 construction initiated in 2006. The downstream portion of the starter dam was completed to the 515 metre elevation.

In 2005, Bema expended approximately $155 million on the Kupol project of which $14.5 million was for a property payment, $8.6 million related to capitalized interest expenses, bank fees, legal and other Kupol project financing-related costs and $132.2 million was for procurement of materials, transportation and construction of the Kupol project. Development and construction at the Kupol project of $132.2 million exceeded the budgeted amount of $117.6 million (which included a contingency of $5.9 million), by $14.6 million. Of the $14.6 million only $1.8 million relates to a cost overrun. The remaining $12.8 million of over spending in 2005 related primarily to advancing the timing of procurement of fuel, operating supplies and some mining equipment. In addition, a larger portion of the project supplies were shipped in 2005 than planned resulting in an acceleration of spending for the year which was not expected to result in a variance to the total project capital cost of approximately $470 million. Total contingency for the project, included in the $470 million estimate, was approximately $55 million of which $7.7 million was used in 2005.

The 2006 development budget at the Kupol property was approximately $140 million excluding value added tax (“VAT”). As noted above, the 2006 construction program included erecting the mill building and permanent 600-man camp and completing the runway for fixed-wing aircraft. In 2006, Bema expended approximately $199 million on the Kupol project of which $22.9 million related to capitalized interest expenses, bank fees, legal and other Kupol project financing-related costs, $22.8 million relates to taxes and duties and $153.0 million was for procurement of materials, transportation and construction of the Kupol Mine and facilities. Development and construction costs at the Kupol project of $153.0 million exceeded the budgeted amount of $140.2 million by $12.8 million mostly due to cost overruns associated with freight and winter road activities.

In December 2006, prior to its acquisition by Kinross, Bema announced its forecast cost at completion as being $661.6 million, inclusive of $51.2 million in preconstruction costs, $514.2 million in construction costs, $23.4 million in taxes and $72.8 in financing costs. At the same time Bema announced that its 2007 development budget for the Kupol property was approximately $122.3 million excluding VAT, and the construction program would include installation of the main diesel power plant, installation of mechanical and electrical equipment in the mill, completion of shop, office, assay lab, warehouse and development of the tailing dam to the 515 metre elevation. In addition, Bema advised that open pit mining and underground development work would continue. Further, Bema advised that the then current development plan contemplated production commencing at Kupol in June 2008.

In November 2006, CMGC submitted to the Russian Federation an application to reclassify the forestry lands of the Kupol gold and silver project to industrial lands. Such reclassification is required to replace the existing short term forestry land lease (which expires in October 2007) with a long term industrial land lease in respect of the subject lands to, among other things, allow the continued development of the project and the construction of relevant facilities. The reclassification application was approved by the Federal Forestry Agency and Ministry of Natural Resources of the Russian Federation, and the reclassification decree from the Government of the Russian Federation was issued on March 22, 2007. Applicable legislation prescribes that the remaining administrative steps to effect the reclassification should be completed within 31 days from the date of the decree; however, in practice, the administrative steps may take longer. Following completion of the reclassification process, a long term lease in the prescribed form is expected to be entered into between CMGC and the Department of Rosimushchestvo (the agency overseeing government property), and must then be registered with the proper authority in order to become effective.

Development Financing

On May 26, 2006, CMGC, 75% (less 1 share) owner of the Kupol gold and silver project, made an initial $200 million drawdown on the “Kupol Project Loan”. The initial $200 million was used in part to repay the previous $150 million Kupol bridge loan with the remainder being allocated toward funding of the continued development and construction of the Kupol project. A further $40 million of the Project Loan was drawn down in the second quarter of 2006.

The Project Loan consists of two tranches totalling $400 million. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, namely Bayerische Hypo- und Vereinsbank AG (“HVB”) and Société Générale Corporate & Investment Banking (“SG CIB”). The second tranche of the Project Loan for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL, Export Development Canada, International Finance Corporation (“IFC”) and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

The $250 million tranche of the Project Loan has a six and a half year term from drawdown, and the $150 million tranche has a seven and a half year term. The annual interest rate is (a) London Inter Bank Offered Rate (“LIBOR”) plus 2% prior to economic completion of the Kupol project; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol project and guaranteed by Bema until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type.

CMGC also arranged a subordinated loan with the IFC for $25 million for the development of the Kupol Mine, $19.8 million of which was drawn down as at December 31, 2006. The IFC Loan formed part of Bema’s and the Government of Chukotka’s project equity contributions. This loan is guaranteed by Bema until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. On November 22, 2005, as part of the loan agreement, Bema issued 8.5 million share purchase warrants to the IFC, each warrant entitling the IFC to purchase one common share of Bema at a price of $2.94 per share until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC Loan.

The fair value of the IFC warrants was calculated to be $10.4 million using the Black-Scholes option pricing model based on a risk free annual interest rate of 4%, an expected life of 4 years, an expected volatility of 40% and a dividend yield rate of nil. The fair value of these warrants has been recorded as deferred financing costs.

HVB also provided Bema with a $17.5 million construction cost overrun facility for the Kupol project. In the event that Bema draws down under this facility, Bema is to issue to HVB convertible unsecured notes with a seven year term from drawdown. The holder of the notes will have the right prior to maturity or repayment of the notes to convert the notes into common shares of Bema at a conversion price equal to $6.48 per share. The annual interest is expected to be at the rate of LIBOR plus 2.5% during the period of four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

*     *     *

The conclusions reached in Bema’s economic studies described above, were estimates and projections only and were based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist at the Kupol project. There can be no assurance that such estimates, projections and assumptions will be borne out in actual operations.

Kinross is in the process of performing a review of the foregoing capital development, operating cost and other estimates and projections made by Bema in respect of the project (see “Risk Factors” - “Unforeseen liabilities from Bema acquisition” and “Inclusion of historical Bema information in this Annual Information Form”).

Cerro Casale, Chile

Reference should be made to the cautionary statement made at the beginning of the “Bema Properties” section of this Annual Information Form.

General

The Cerro Casale project, located in Chile, in which Kinross holds a 49% interest and Arizona Star holds a 51% interest, envisions a conventional open pit and milling operation producing 150,000 tonnes per day of gold and copper ore from a porphyry gold-copper deposit.

Technical Report and Feasibility Study

In January 2000, a feasibility study (the “2000 Feasibility Study”) was completed on the Cerro Casale deposit. The study was undertaken to investigate the technical, environmental and economic aspects of the Cerro Casale project. A project base case was selected and sensitivities were evaluated with variations in capital costs, operating costs and metal prices. The 2000 Feasibility Study confirmed that the Cerro Casale deposit was technically feasible as a large scale gold-copper mine assuming certain parameters including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper.

The 2000 Feasibility Study contemplated a large scale open-pit gold-copper mine, with estimated mineable proven and probable mineral reserves containing 23 million ounces of gold and six billion pounds of copper from 1.035 billion tonnes of ore grading 0.69 g/t gold and 0.26% copper using a gold price of $350 per troy ounce, a silver price of $5.50 per troy ounce and a copper price of $0.95 per pound. The 2000 Feasibility Study concluded that the optimal processing rate would range from 150,000 to 170,000 tonnes per day for a projected average production of 975,000 ounces of gold, 1.83 million ounces of silver and 287 million pounds of copper annually over an 18 year mine life.

During 2003 and early 2004, as a result of improving metal prices, the capital and operating costs for the 2000 Feasibility Study were updated (the “March 2004 Update”) and these results were reported on April 6, 2004. The March 2004 Update indicated an increase in project capital costs from $1.43 billion to $1.65 billion. The project capital cost estimate, in the March 2004 Update, included a contingency of $148 million compared to $128 million in the 2000 Feasibility Study.

Bema commissioned AMEC to prepare an updated technical report dated August 22, 2006 (the “AMEC Report”) for the Cerro Casale project. The scope included reviewing technical and economic aspects prepared by Mine and Quarry Engineering Services, such as mine plans, processing concepts and economic parameters, which updated the 2000 Feasibility Study and the March 2004 Update. The base case parameters established for the detailed project development appraisal includes open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and rescheduled to optimize the effect of heap leaching the oxide ore.

Based on the updated capital and cash operating cost estimates set out below and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves estimated at 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing approximately 23 million ounces of gold and 5.8 billion pounds of copper. The base case for the project development appraisal (100% basis) requires an estimated initial capital investment of $1.96 billion, generates a projected pre-tax 100% equity internal rate of return of 13.1%, has a net present value of $1.35 billion at a 5% discount rate and a cash operating cost (net of copper and silver credits) of $107 per ounce of gold. The project life is projected at 17 years with a payback period of 4.9 years. Average gold production is projected at approximately one million ounces per year and copper production at 294 million pounds per year. Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver. This economic analysis excludes taxes, working capital, royalties and financing costs, and therefore must be considered preliminary at this time.

The concept of heap leaching the oxide ore commencing over one year prior to the start-up of milling has significantly improved the project economics. This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades. As a result, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ore had been briefly considered by Placer Dome during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Sulphide copper concentrate will be produced and shipped offsite for smelting and refining. Dore bars will be produced onsite by heap leaching the oxide ore and cyanide leaching the cleaner tails.

The technical information contained in this section is derived from the detailed information contained in the AMEC Report. A copy of the AMEC Report has also been filed by Kinross concurrently with this Annual Information Form.

Property Description and Location

The Cerro Casale project is located in the Maricunga District of Region III of northern Chile. The city of Copiapo is 145 kilometres northwest of the deposit. The approximate geographic coordinates of the project are 27o 47’ S and 69o 17’ W. The international border separating Chile and Argentina is located approximately 20 kilometres to the east. The project is located in an area of major relief, with local variations in topography ranging from 3,700 to 5,800 metres in elevation. The top of the Cerro Casale deposit is located at an elevation of 4,450 metres.

The Cerro Casale Project is owned by Compania Minera Casale (“CMC”), a contractual mining company formed under the laws of the Republic of Chile. CMC owns 30 claim groups containing 4,105 patented mining claims and totalling 19,955 hectares. Some of these claims partially overlap each other, reducing the actual ground covered by all patented mining claims to an area of 19,520 ha.

Water exploration concessions are held in three areas: Piedra Pomez, Pedernales and Cerro Casale. Piedra Pomez and Pedernales are located 121 kilometres and 210 kilometres, respectively, north of Cerro Casale.

CMC holds permits for 17 wells drilled at Piedra Pomez with a total yield of 1,237.62 lps. This area is expected to be the principal source of water for the Cerro Casale project.

There are no existing impediments to obtaining easements for rights of way for access roads, water pipelines or concentrate pipelines.

Minera Anglo American Chile Limitada (“MAAC”) and its affiliates are owed a royalty from production from the Cachito and Nevado mining concessions, which cover all of the Cerro Casale deposit. The royalty is capped at $3.0 million and varies from 1.0% to 3.0% of net smelter returns based on the gold price ($425 to $600/oz, respectively).

Environmental Studies

Ongoing environmental studies for the Cerro Casale project were initiated by CMC in 1998. The scope of these studies includes baseline assessments of the main environmental components comprised of physical (surface and groundwater quality, hydrology, hydrogeology, soil, air, meteorology, etc.), biological (vegetation and fauna), cultural (archaeological) and human resources. Engineering assessments, impact evaluations and development of environmental management plans also form part of environmental studies developed for the project. The study area covered the location of all project components including the proposed water supply well field located in the Piedra Pomez sector, the water pipeline from Piedra Pomez to Cerro Casale, mine site components (open pit, waste rock dump, tailings impoundment, support infrastructure and camp) in the Cerro Casale sector, the concentrate pipeline from Cerro Casale to the proposed port site at Punta Padrones and the proposed port site itself.

These studies led to the preparation of the environmental impact study (“EIS”) presented to the Government of Chile’s responsible authority, on March 12, 2001. Following a documented review process, approval for this EIS was granted on February 1, 2002. Through this approval the project has secured an important environmental authorization.

Based on AMEC America’s Limited (“AMEC”) review of the project, five items have been identified as potential environmental exposures that will require more study as the project advances. These include:

1.        Environmental Approval of Power Supply Infrastructure. The future supplier of electrical power will need to obtain environmental permits for construction of power lines. It is reasonable to expect that administrative approval of power supply infrastructure will be granted.

2.        Environmental Approval of Port Facilities. CMC will need to obtain permits to build additional port facilities for concentrate shipping. It is reasonable to expect that CMC will negotiate terms for use of the port and that the necessary permits for construction of port facilities will be granted by the Chilean government.

3.        Acid Rock Drainage (“ARD”) potential. There is still uncertainty regarding if mine wastes from Cerro Casale will produce ARD. The potential for elevated concentrations of base metals such as copper and zinc is yet to be determined. ARD assessment work to date has shown that most of the sulphur occurs as sulphate minerals which readily dissolve in water, and could potentially result in drainage waters that carry over 1,000 milligrams per litre of sulphate. Preliminary models of waste rock water infiltration, however, show that there will be no net infiltration in periods with average annual precipitation and low (10-15 millimetres/year) infiltration in years with higher than average precipitation. ARD potential deserves additional study.

4.        Impacts on surrounding water systems from water take operations conducted in the Piedra Pomez well field. Permits for use of ground water in the Piedra Pomez basin have been granted by the Chilean Government. Groundwater exploration programs carried out by Placer Dome contractors have identified the Piedra Pomex basin as an endorreic system, or closed topographic and hydromorphic basin, based on geochemical studies. The geology of the basin is such that the basin may not be closed geohydrologically. Additional work may be warranted to confirm the lack of a hydrological connection with surrounding surface water systems.

5.        Downstream impacts from operation of tailing impoundment and waste rock dump facilities. The tailings impoundment is based on conceptual designs and further study of the potential of seepage from the impoundment should be carried out in the future. The potential downstream impact of ARD should be revisited once more information regarding ARD potential is developed.

The next step in relation to the environmental process will be to obtain sectorial permits from the various agencies that have authority over environmental resources and construction, operation and closure of project infrastructure.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The climate is typical for the northern Chilean Andes. Precipitation is generally limited to snowfall in April through September and rain is rare. Daytime temperatures in summer months get up to 23°C, with night-time lows of 5°C. Daytime temperature in winter is around freezing, with night-time temperatures dropping to -15°C.

Vegetation is sparse and generally restricted to small plants, mostly along stream beds and river courses.

The terrain surrounding the Cerro Casale deposit is adequate for construction of administration, camp and mine facilities, as well as mill, concentrator, tailings and waste rock disposal facilities.

The project is approximately 180 kilometres by road from Copiapo. The initial 25 kilometres is paved highway leading south from Copiapo. After this, a 155 kilometre gravel road winds its way through the Andes Mountains to site. Total driving time from Copiapo to site is about 3 hours.

Copiapo is served by a national airport with daily flights from Santiago. The city has most major services and utilities and serves as a regional centre for this part of Chile. The population of Copiapo is approximately 136,000 and a skilled labor force is available in the Copiapo region and surrounding mining areas of northern Chile.

A source of electric power must be negotiated, but the current concept involves building a temporary power line from Refugio to the site for initial power supply. Long term power will be provided from a generation plant expansion (yet to be permitted and built) near Huasco in the south of Chile. The power will be delivered to the Cardones substation near Copiapo utilizing existing infrastructure with some sections requiring upgrades. Capital costs estimates for the power plant and required upgrades have been included in the operating cost of $0.0502/kWh. Delivery of power from Cardones to the Cerro Casale site has been included in the capital cost estimates.

History

Anglo American first explored the Aldebarán area in the late 1980’s, drill testing multiple areas of alteration. Anglo American drilled two holes in the Cerro Casale deposit in 1989. In 1991, Anglo American conveyed its interests in the Cerro Casale property to Compañía Minera Estrella de Oro Limitada (“CMEO”) and CMA, two companies presently owned by Bema and Arizona Star, both being members of the legal entity at that time, the Bema Shareholders Group. CMA, on behalf of the Bema Shareholders Group, conducted exploration drilling from 1991 through 1997, targeting both oxide and sulphide gold-copper mineralization. In 1997, Bema completed a feasibility study for development of oxide goldcopper mineralization, a prefeasibility study for an oxide-sulphide operation and a scoping study for development of deep sulphides.

In 1998, Placer Dome Inc. (“PDI”) through its subsidiary Placer Aldebarán (Cayman) Limited and the Bema Shareholders Group established CMC to continue exploration and development of various gold-copper deposits in an area of interest covering the known gold-copper mineral occurrences in the Cerro Casale area.

Placer Dome Latin America (“PDLA”) as General Manager of the project continued drilling in 1998 and 1999, leading to completion of a feasibility study in 2000. Work in 1998 included property-wide geological mapping, ground and airborne magnetic surveys and Audio Frequency Magnetic Telluric surveys (“AMT”).

Geology and Mineralization

The Cerro Casale deposit is located in the Aldeberan subdistrict of the Maricunga Volcanic Belt. The Maricunga belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centers that extend for 200 kilometres along the western crest of the Andes. The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold-copper deposits, including Cerro Casale, Refugio, Marte and La Coipa, as well as numerous other smaller mineral prospects. The volcanic rocks overly older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Reverse faults parallel to the axis of the Andes have uplifted hypabyssal intrusive rocks beneath the extrusive volcanics, exposing porphyry-hosted gold-copper deposits in the Aldebaran area such as Cerro Casale, Eva, Jotabeche, Estrella and Anfiteatro. Composite volcanic centers are still preserved in the immediate Cerro Casale area at Volcan Jotabeche and Cerro Cadillal.

Extensive hydrothermal alteration consisting of quartz-feldspar veinlet stockworks, biotite-potassium feldspar, quartz-sericite and chlorite occurs in these intrusive centers. Gold-copper mineralization is principally associated with intense quartz-sulphide stockworks, potassic and phyllic alteration.

Gold-copper mineralization occurs in quartz-sulphide and quartz-magnetite-specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks. Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed. Mineralization extends at least 1,450 metres vertically and 850 metres along strike. The strike of mineralization follows West-North-West fault and fracture zones. The main zone of mineralization pinches and swells from 250 to 700 metres along strike and down dip steeply to the southwest. The highest grade mineralization is coincident with well developed quartz-sulphide stockworks in strongly potassic-altered intrusive rocks.

Oxidation resulting from weathering and/or high oxygen activity in the last phase of hydrothermal alteration overprints sulphide mineralization in the upper portion of the Cerro Casale deposit. Oxidation locally extends deeply along fault zones or within steeply dipping breccia bodies. Oxidation generally goes no deeper than 15 metres where vertical structures are absent. Oxide is present in linear oxidation zones as deep as 300 metres along major fault and fracture zones, or as pendants along the intersection of multiple fault zones.

Exploration

RC and core drilling has been carried out in multiple campaigns since 1989. Anglo American drilled two RC holes in 1989. Bema and Arizona Star drilled a large number of RC and core holes between 1991 and 1997. Placer Dome drilled additional confirmation, infill and geotechnical core holes in 1998 and 1999.

A total of 224 RC and 124 core holes totalling 122,747 metres support the resource estimate for Cerro Casale. RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes. RC holes have a range in depth from 23 to 414 metres and a mode of 100 metres. The average RC hole depth is 193 metres.

Core drilling was used to test mineralization generally below 200 metres. Core holes are from 30 to 1,473 metres deep. Drilling tools produced NC (61 millimetre), HQ (61 millimetre), NQ (45 millimetre) and HX (63 millimetre) cores. Core recovery is poorly documented but appears to have exceeded 95%.

Drilling, Sample Preparation and Analysis

Most RC and core holes were drilled from the south to north inclined at -60 to -70° to intersect the steeply south-dipping stockwork zones at the largest possible angle. Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 45 metres. Average drill spacing in the core of the deposit in the interval between 3,700 and 4,000 metres is about 75 metres. Drill spacing increases with depth as the number holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pit is about 100 metres.

Drilling equipment and procedures reported in the AMEC Report conform to industry standard practices and have produced information suitable to support resource estimates. Sample recovery, to the extent documented, was acceptable. Sampling of core and RC cuttings was done in accordance with standard industry practices. Collar surveying was of suitable accuracy to ensure reliable location of drill holes relative to the mine grid and other drill holes. Downhole surveys of RC and core holes are not complete and locally downgrade the confidence in the position of individual intercepts of deep mineralization. Holes not surveyed are dominated by RC holes testing oxide mineralization less than 200 metres deep.

Logging of RC drill cuttings and core followed procedures suitable for recording lithology, alteration and mineralization in a porphyry deposit. AMEC found the quality of logging to be generally professional and interpretations of lithology and stockwork veining intensity to honour original logs. Geological data and interpretations are suitable to support resource estimates.

Sample preparation and assay protocols generally met industry standard practices for gold and copper, although the 150 g split for pulverization in 1991 through 1994 is substandard for gold analyses and resulted in poorer precision compared to subsequent years.

Gold was determined on a one assay-ton aliquot by fire assay with either a gravimetric or atomic absorption finish. Copper and silver were obtained from a 2 gram sample aliquot by atomic absorption after an aqua regia digestion. Assay methods conform to industry standard practices.

Assay QA/QC protocols were observed throughout all drilling campaigns, with blind standard reference materials (“SRMs”), blanks and duplicates being inserted into the sample series since the inception of Bema’s RC drill programs in 1993. Monitor Geochemical Laboratories used internal quality control procedures for assays in 1991 through 1994.

An external consultant reviewed QA/QC results in detail for 1991 to 1994 and again in 1997 for core and RC holes drilled in 1995 and 1996. Overall, results indicated that sampling, preparation, and analytical procedures were adequate for obtaining reproducible (±20 percent) results for gold and copper.

Another external consultant evaluated QA/QC data for RC and core assays in the 1996 and 1997 drilling programs. SRM performance and assays of blanks, duplicate and checks show acceptable analytical accuracy and precision.

AMEC independently evaluated QA/QC data for 1998 and 1999 drilling campaigns. Assays of SRMs show suitable accuracy. Assays of pulp duplicates indicate a precision for gold of ±19% and ±6% for copper at the 90th percentile, which is marginally acceptable for gold. Assays of SRMs in 1999 show erratic patterns, but pulp duplicates indicate a preparation and assay precision for gold and copper the same as 1998. Analyses of blanks show contamination of up to 0.1 g/t gold during sample preparation for batches 135 to 234. These are mostly for holes in prospects other than Cerro Casale, but do include assays for Cerro Casale core hole CCD111 and geotechnical holes 99GT003-006. Gold grades above the 0.4 g/t internal cut-off are present in holes 99GT003, 99GT006 and CCD111. Coarse reject material should be reassayed for these holes prior to the next resource estimate update.

AMEC reviewed all previous analyses of QA/QC data by external consultants and agrees with their conclusions. With the exception of some remedial work required for holes CCD111 and geotechnical holes 99GT003 and 99GT006 (representing a small percentage of resource blocks), assays are of sufficient accuracy and precision to support resource estimates.

Geological, geotechnical and analytical information were developed over a period of multiple exploration programs between 1991 and 1999. Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

An external consultant audited 5% of entries for geological attributes and assays against original logs and certificates for the 1991 to early 1996 drilling campaigns and found an error rate of 0.2%. The same consultant again audited the database for 1996 and 1997 drilling and found an error rate of 0.294%. AMEC audited all of 1998 and 1999 drilling data from Placer Dome and found no errors for assays and lithology for 1558 entries (4.5%).

The assay and geological databases are considered by AMEC to be suitable to support resource estimates.

AMEC did not independently sample drill core and obtain commercial assays of check samples. This was not considered to be necessary given the extent of historical blind QA/QC undertaken by Bema and Placer Dome and the level of independent auditing of sampling and assaying in 1994 through 1997.

Density

Bulk density values for ore and waste units are based on 877 measurements made on core samples in 1995 and 1996 core drilling campaign by external consultants, in 1996 and 1997 by Bema personnel, and in 1998 by Placer Dome.

Bulk densities are assigned by a combination of lithology, stockwork intensity and degree of oxidation. Methods conform to industry standard practices and are considered by Bema to be suitable for estimates of tonnage.

Metallurgical Tests

Metallurgical testwork appropriately categorized ore types on the basis of their metallurgical characteristics for comminution, optimal grind size, flotation response, cyanidation of tails (for gold) and trace element content.

Plant designs are considered reasonable. The resultant sizing of individual equipment, from the application of the adopted design criteria, was not completely confirmed during AMEC’s review, although AMEC verified the testwork parameters and the procedures applied to achieve the scale-up were assessed and found to be following standard practices.

Mineral Resource and Mineral Reserve

The mineral resource estimates, done in 1999, were made from 3-dimensional block models utilizing mine planning software. Cell size was 15 metres east x 15 metres north x 17 metres high. Assays were composited into 2 metre down-hole composites.

Based on field observations and initial review of the completed geologic models, the author of the 2000 Feasibility Study concluded that the Cerro Casale gold model would be best represented by a combined lithologic-stockwork intensity model, whereas the copper model should be a combination of lithology-oxidation level-stockwork intensity parameters. AMEC concurs with this philosophy for development of geologic models or domains for use in grade interpolation at Cerro Casale.

The author of the 2000 Feasibility Study chose a “semi-soft” philosophy to reflect the transitional nature commonly found between stockwork intensity domains of the same lithology. The Catalina Breccia, due to its distinctly higher grades, was treated as it own interpolation domain with hard boundaries to adjacent domains with respect to gold and copper. Also the oxide and mixed unit contact was treated as a hard boundary with respect to copper. AMEC concurs with this philosophy.

Capping thresholds for extreme grades of copper and gold were determined using histograms, CDF plots and decile analysis. Generally, the distributions do not indicate a problem with extreme grades for copper nor gold (for most domains). Selected capping levels remove about 0.5% of metal.

Modelling for gold and copper grades consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated. Nearest-neighbour grades were also interpolated for validation purposes. The radii of the search ellipsoids were oriented to correspond to the variogram directions and second range distances. Block discretization was 3 x 3 x 3.

A two pass approach was instituted each for gold and copper grade interpolation. The first and main interpolation was set-up so that a single hole could place a grade estimate in a block located in sparsely drilled regions yet multiple holes would be used in areas of denser drilling. Blocks needed a minimum of 6 composites in order for a block to receive an estimated grade. Maximum composite limits were set to 20. Because usage of data from multiple drill holes was not forced during the interpolation runs, AMEC and the author of the 2000 Feasibility Study checked the model in areas likely to be Measured (i.e., areas of higher density drilling). Almost all of these blocks used the maximum number of composites which meant, that because of the search ellipsoids used, multiple holes must have been used.

A second pass, mimicking all parameters of the first, was run strictly for inferred mineral resources and used 1.5 times the first pass search ellipse size.

Bulk density values were assigned into the resource model by means of the copper domains. The assigned values were: 2.40 (C01 domain), 2.65 (C02, C03, C04 and C05 domains), 2.58 (Catalina Breccia or C06 domain) and 2.61 (C15 or undefined domain). These values are supported by appropriate density measurements.

AMEC validated the resource estimates contained in the 2000 Feasibility Study using inspection of estimation run files, inspection of block grade sections and plans, cross validation using change of support, and inspection for local biases using nearest-neighbour estimates on spatial swaths through the deposit. These checks showed no biases or local artifacts due to the estimation procedures.

*     *     *

The conclusions reached in Bema’s and AMEC’s economic studies described above, were estimates and projections only and were based upon numerous assumptions, many of which may prove to be materially different than the actual circumstances which will exist at the Cerro Casale property. There can be no assurance that such estimates, projections and assumptions will be borne out in any actual operations. Kinross offer no opinion regarding the foregoing and is in the process of assessing same.

Kinross is in the process of performing a review of the foregoing capital development, operating cost and other estimates and projections made by Bema and AMEC in respect of the property (see “Risk Factors” –“Unforeseen liabilities from Bema acquisition” and “Inclusion of historical Bema information in this Annual Information Form”).

Other Kinross Properties

Porcupine Joint Venture, Ontario

General

Goldcorp Canada Ltd. (“Goldcorp”) owns a 51% participating interest and Kinross owns a 49% participating interest in the Porcupine Joint Venture. The joint venture is managed by Goldcorp. The Porcupine Joint Venture incorporates the Dome mine and mill, Hoyle Pond, Pamour) and other past producing properties in the Timmins area.

Detailed financial, production and operational information for the Porcupine Joint Venture is available in the MD&A.

Property Description and Location

The Porcupine Joint Venture is situated within the city of Timmins in north-eastern Ontario and consists of three operating gold mines and a central milling facility. The Dome Underground mine, the Hoyle Pond Underground mine and the Pamour Open Pit mine are currently in operation and feed into a central mill facility located at the Dome Site. In addition, there are a number of historic inactive properties including Nighthawk Lake, Marlhill, McIntyre and the Hollinger. The Porcupine Joint Venture operating sites combined have produced more than 16 million ounces of gold since production began in 1910 and include North America’s longest continually operating gold mine/mill combination. The total property area, all of which is within 100 kilometres of the Dome Mill, is 38,000 hectares of mine claims.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the Hoyle Pond Underground mine is via a 5 kilometre all weather gravel road north of Highway 101. Services are generally acquired from vendors in the Timmins area. Adequate process water is available from the clear water pond at the tailings, while make up water and potable water comes from underground supply.

The existing Dome mill consists of three stages of crushing, rod/ball and primary ball grinding, gravity recovery, cyanide leach, carbon-in-pulp, carbon elution, solution electrowinning and direct smelting. Tailings are pumped to a tailings basin where the solids settle out and a portion of the solution is recycled to the mill. Excess effluent is seasonally treated and discharged.

As part of the Pamour project, the Dome mill was upgraded in late 2004 with the installation of a large rod mill in series with the existing primary ball mill to provide additional grinding capacity for the harder Pamour ores. Three leach tanks were installed to provide longer leach retention time, and a new carbon elution and regeneration circuit was installed, together with an upgrade to the process control network. This expansion will allow processing of 11,000 tonnes per day at a 95% mill utilization rate, making the mill more efficient and flexible for processing ores from the Dome, Hoyle Pond, Pamour, and other ore bodies.

Access to the Dome Underground mine is by paved road from the town of South Porcupine, 6 kilometres east of Timmins on Highway 101. Rail freight service is available from the Hallnor Road siding, 3 kilometres south of the mine.

The dominant surface material in the Dome Underground mine area is glacial till overlain by glaciolacustrine silts and clays. Mine waste and tailings cover some areas closer to the mine.

The Pamour Open Pit is located 2 kilometers south of the Hoyle Underground Pond mine and is accessible by an unpaved road. The Nighthawk Lake mine is located 17 kilometres southeast of the Hoyle Pond mine and accessible by 10 kilometres of paved roads and seven kilometres of unpaved roads.

The area climate consists of cold winters and hot summers. Temperatures range from below -40 degrees Celsius (-40 degrees Fahrenheit) to above +30 degrees Celsius (+95 degrees Fahrenheit). Mean precipitation (rain and snow combined) is approximately 80 centimetres annually.

The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200 metres to 300 metres.

Geology and Mineralization

Regional

All of the properties comprising the Porcupine Joint Venture lie within the Porcupine Gold Camp (the “PGC”). The PGC, located in the Archean Abitibi greenstone belt, has been the most productive gold-producing field in North America. Total historic production is in excess of 62 million ounces of gold. This production has come from quartz-carbonate lode systems hosted within low temperature metamorphic rocks (greenschist facies). Lodes are found in a corridor up to 10 kilometres wide parallel to the 200 kilometres long Destor Porcupine Fault. At the regional scale, gold deposits are spatially associated with regional fault zones. At the camp scale, gold deposits generally occur within five kilometres of, but not in, the regional faults.

Hoyle Pond

The Hoyle Pond Main Zone and 1060 Zone deposits, both of which are in production, are hosted within sheared and metamorphosed basalts rich in pyroxenes. The 7 Vein system occurs as a series of stacked, flat to gently northeast dipping veins within metabasalts. Mineralization occurs as coarse, free gold in white to grey-white quartz veins with variable ankerite, tourmaline, pyrite and local arsenopyrite. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system, and carbonate-sericite, with fuchsite, pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structure.

The Hoyle Pond Main Zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance) folded on a small scale with moderate west trending and northeast plunging fold axis. The 1060 Zone consists of at least five main vein structures (B1, B2, and B3 Zones, A Zone and Porphyry Zone) with orientations ranging from north to northeast with generally subvertical dips.

Pamour Mine

The Pamour Open Pit is located approximately one kilometre north of the Destor Porcupine Fault Zone. Volcanic rocks occupy the area north of the mine and include interlayered mafic to ultramafic units. Sedimentary rocks including greywackes, argillites, and conglomerates are found to the south. Gold mineralization is hosted by both volcanic and sedimentary rocks and related to both individual quartz veins and vein swarms, which trend mainly east-west. Volcanic-hosted ore bodies include shallow north-dipping single vein structures within mafic volcanics, as well as irregular shaped vein swarms along various lithologic contacts within the volcanic sequence. Sedimentary hosted ore bodies include irregular shaped vein swarms along the unconformity as well as narrow, steep south-dipping veins in greywacke further to the south.

Dome Mine

The Dome Underground mine lies on the south limb of the Porcupine syncline in an area where the Archean Metavolcanics are overlain by the metasedimentary rocks. Gold mineralization is found in a number of different rock types and in association with a number of different structural settings. Mineralization in the district is commonly associated with the northeasterly plunge of the Porcupine syncline. At the mine site, the local sequence of north dipping metavolcanics and metasedimentary rocks has been folded to form a north-easterly plunging structure, referred to as “Greenstone Nose.” Sediments consisting of conglomerates, slates and greywackes are draped around this structure and form the “Sedimentary Trough” on the south side.

Immediately south of the “Sedimentary Trough” lies an east-west striking, highly strained zone in which magnesium rich, carbonatized rock occurs. This highly altered zone corresponds to the trace of the ductile Dome Fault interpreted to represent a branch off the main Destor-Porcupine Fault. To the west, the Dome Fault Zone passes between two major porphyritic intrusive bodies — the Paymaster and the Preston Porphyries. To the east, lenses of porphyry, similar compositionally to the main porphyry bodies, occur within the Dome Fault Zone. To the south of the Dome Fault Zone are the “Southern Greenstones,” a south-dipping sequence of basalts consisting of massive and pillowed flows.

Mineralization occurs mainly in association with structurally controlled quartz and quartz-ankerite veins. Principal orebodies can be classified into three main types: Long narrow veins in shear zones parallel to the stratigraphic trend; swarms of en-echelon veins and stockworks of veins; and disseminated mineralization, in which the gold is associated with pyrite and/or pyrrhotite and little or no vein material is present.

Exploration

Kinross’ share of regional exploration within the Timmins camp totalled $3.5 million during 2005 and approximately $4.9 million in 2006. In 2006, diamond drilling from all surface and underground sources totalled 134,639 metres, a decrease of 1% under 2005 levels. Approximately 58,514 metres of surface exploration drilling was completed predominantly at Pamour and other regional properties. Additionally, 76,125 metres of exploration drilling was completed underground on the Hoyle Pond deposit.

This accelerated exploration program is scheduled to continue in 2007 with a total of 71,225 metres of underground drilling planned at Hoyle Pond and 68,025 metres of exploration drilling planned for regional targets.

Mining and Milling Operations

The Hoyle Pond operations consist of an underground mine serviced by two declines and one shaft serving production levels on 40m vertical spacings. The Hoyle Pond shaft provides access to the Hoyle Pond and 7 Vein Zones. The 1060 ramp provides access to the 1060 Zone and is currently being extended to provide access to lower levels on the 1060 Zone. Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in 6.5 tonne skips. The surface infrastructure consists of administration buildings, maintenance, compressed air, paste fill plant, and hoisting facilities. An internal winze construction was completed in 2005.

The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30 to 90 degrees. Underground mining methods used are cut and fill, shrinkage, panel and long-hole methods.

Mining of the Hoyle Pond crown pillar will be prioritized in the mining schedule if Goldcorp can successfully negotiate an agreement with Xstrata. Mining of the crown pillar will require isolating the adjacent Xstrata tailings management area, berms to separate the pit from the Hoyle Pond complex, relocation of the Hoyle Pond mine water settling ponds, relocation of the tailings management area utility and access road, and installation of underground bulkheads to isolate the Hoyle Pond underground workings from the pit.

The Dome Underground mine ceased production in 2003 and was placed on care and maintenance in May 2004 after 94 years of operation that began in 1910. Attempts to extend the mine life were evaluated with the mine restarting in January of 2006 focusing on two key bulk zones and planned recovery throughout the remainder of the mine which is expected to last three years.

The Pamour open pit feasibility study was completed in 2003 and permitting work was initiated on completion of the study. Construction of the haul road and site infrastructure commenced in 2004 and was completed in 2005. Stripping began in late 2004 and full-scale mining was achieved in 2005. Mining is by a conventional open pit method. Much of the equipment required for the Pamour operation has been relocated from the Dome open pit. The initial capital costs include the cost of equipment not available from the Dome operation as well as rebuild costs of some of the older units.

All ore mined by the Porcupine Joint Venture is milled at the Dome mill. Currently, the Dome Underground mine, the Hoyle Pond Underground mine, the Dome Stockpiles and the Pamour Open Pit provide feed to the mill. The mill was expanded in 2004 to accommodate planned production from the Pamour mine in mid 2005.

Based upon estimates by Goldcorp, Kinross’ share of the net present value of future cash outflows for site restoration costs at the Porcupine Joint Venture under CICA Handbook Section 3110 are estimated to be approximately $25.5 million at December 31, 2006. Kinross has posted letters of credit totalling approximately $21.5million for site reclamation obligations with the provincial government in connection with its share of closure obligations.

Life of Mine, and Capital Expenditures

Currently estimated proven and probable reserves for the PJV are sufficient to extend mine life to 2020. There is significant potential for additional reserves and resources in the current property position controlled by the joint venture.

Kinross’ share of capital expenditures at the Porcupine Joint Venture operations in 2006 was $19.5 million. The majority of the capital was attributed to the Pamour pit development.

La Coipa, Chile

General

Kinross owns a 50% interest in the La Coipa mine through a joint venture with Goldcorp Inc. (“Goldcorp”), which is the operator. Kinross acquired its interest in the La Coipa mine in January 2003.

Detailed financial, production and operational information for the La Coipa mine is available in the MD&A.

Property Description and Location

The La Coipa mine is located in the Atacama Region of northern Chile, approximately 1,000 kilometres north of Santiago and 140 kilometres northwest of the community of Copiapó, Chile. The mine is operated by a Chilean contractual company, Compania Minera Mantos de Oro (“MDO”), a joint venture between a wholly-owned subsidiary of Goldcorp (50%) and Kinross (50%). The overall operation consists of six deposits known as Ladera-Farellon, Coipa Norte, Brecha Norte, Can-Can, Chimberos and Puren. Puren and Coipa Norte are currently being mined by open pit methods. The Puren deposit at La Coipa has been approved for development by the partners. Puren is owned 65% by MDO,and 35% by Codelco of Chile. MDO is actively exploring in the district.

The La Coipa mine consists of approximately 7,500 hectares of mineral claims, of which the principal ones are Indagua, Marta, Escondida, Candelaria, Eduardo, and Chimberos. The MDO area of influence changes from time to time as agreed by the project partners. MDO currently has a 65% equity stake in the Puren area to the east of the mine, has an option to acquire a 100% stake in the Esperanza property to the north of La Coipa, and Kinross holds a 50% interest in the CMCLC (“Cominor”) ground (7,294 hectares) surrounding La Coipa. MDO has obtained a series of permits that allow exploration and mining activities to proceed in the La Coipa area. No other permits need to be obtained based on existing and recently planned operations. MDO’s land position as at the end of 2006 including exploitation concessions and exploration permits, but excluding Kinross’ interest in the Cominor property, covers 24,488 hectares.

No royalties are applicable on gold and silver produced from the mine, but an annual preferred dividend of $1.8 million is payable. The joint venture partners receive disbursements from the operation via common dividends from MDO. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The La Coipa mine is located approximately 1,000 kilometres north of Santiago in Copiapó Province in the Atacama Region of the Chilean Andes. Access is by a 140-kilometre road of which 30 kilometres are paved, from the regional center of Copiapó, which is served daily by commercial airline from Santiago. The nearest port, Caldera, is 80 kilometres west of Copiapó. The mine is connected to the national power grid system.

The mine lies in the Domeyko Cordillera at an elevation of between 3,800 and 4,400 metres, the plant site being at 3,815 metres. Current and future mining operations are at elevations ranging from 4,040 metres to 4,390 metres.

The climate is considered pre-arid Mediterranean, subject to low temperatures, strong winds and some snow during the winter. Despite the adverse climate, mining operations are performed year-round without interruption. Temperatures range from a high of 25 degrees Celsius (77 degrees Fahrenheit) to a low of -10 degrees Celsius (14 degrees Fahrenheit).

Geology and Mineralization

The La Coipa mine is located in the northern Chilean volcanic belt known as the Maricunga belt. It contains several well-known base metals and precious metals deposits such as Cerro Casale, Refugio, Marte and El Hueso.

La Coipa and surrounding deposits form part of a precious metal epithermal system. Structural controls on mineralization are dominant at La Coipa, but lithological controls are also present. The La Coipa deposits are mainly contained within two basic rock formations - Triassic sedimentary rocks that form the basement and overlying Tertiary volcanic rocks. Mineralization at Coipa Norte and Brecha Norte, are both hosted in volcanics and sediments. Silver mineralization occurs mainly in volcanics but gold is preferentially hosted in sedimentary rocks.

The 17,000 tonnes per day processing plant is located near Ladera-Farellon because this ore body comprised the majority of the original mineral reserve. The Coipa Norte deposit is located about three kilometres north of Ladera-Farellon and the Brecha Norte deposit is located northeast of the Coipa Norte deposit. The Puren deposit is located eight kilometres northwest from Ladera-Farellon, and was recently discovered by the MDO exploration team. The Chimberos deposit is approximately 45 kilometres northeast of the processing plant.

The most common precious metal-bearing minerals are cerargyrite, several other silver halide complexes, native silver, electrum and native gold as free particles in the size range of 0.5 to 50 microns. Mercury is common in all the deposits and occurs as calomel.

All the known reserves at La Coipa are found in oxidized zones. Both Ladera-Farellon and the silver orebody in Coipa Norte are located in the western and upper portions of the mineralized zones. At Coipa Norte, the silver orebody outcrops are closely associated with pervasively silicified rocks. The presence of bedded outflow material and geyserites suggest that this area has not been subjected to significant erosion.

Exploration

Exploration work in the La Coipa district started in the late 1800s and has been ongoing since, although the property ownership has changed a number of times. Modern exploration techniques have been implemented starting in the late 1970s to early 1980s. They included geological mapping, geochemistry, channel sampling, drilling and 800 metres of underground development. Numerous soil geochemical anomalies and historic gold silver prospects exist within the vicinity of the La Coipa ore bodies. These include the Las Colorada and Indagua anomalies on the MDO property, and the Maritza, Pompeya and Puren West anomalies on the surrounding CMCLC ground.

Kinross’ share of exploration spending for 2006 was approximately $2.0 million.

Mining and Processing

The La Coipa mine currently operates two open pits: Coipa Norte and Puren. The Ladera-Farellon Norte and Can Can deposits are scheduled to be mined later in the mine life. Conventional open pit mining methods and equipment are used to mine all ore and waste. Benches are laid out at 10 metre intervals, allowing for the existence of berms every two benches. The overall wall slopes vary from 40 degrees to 52 degrees. Mining is carried out with one hydraulic shovel, front-end loaders, diesel rotary drills, and 154-tonne trucks.

Ore is crushed, then ground in a circuit incorporating a semi-autogenous mill with a pebble crusher and two ball mills with a throughput of 17,000 tonnes per day. The ground ore is leached, then filtered and washed to separate out the tailings, and the solution is passed through a Merrill-Crowe plant. The precipitate is then sent to the refinery.

Water and power supplies are critical infrastructure aspects of the La Coipa mine. Current water requirements for the plant are 50 litres per second and are obtained from underground springs which feed the Salar de Maricunga, a saltwater lake 38 kilometres from the mine site. The water is pumped via a pipeline from the groundwater wells to the plant site. The national power grid provides all the power necessary for the plant from a tie-in approximately 88 kilometres from the mine.

The doré produced at the mine is shipped to refineries in the United States, Mexico, Canada and Germany, with gold and silver credited to MDO metal accounts.

The La Coipa mine received an ISO 14001 certification in July 2002 and confirmed in 2006. There are comprehensive procedures in place in the event of a safety or environmental incident.

The most significant environmental issue at the mine is mercury contamination of the Quebrada La Coipa Aquifer.

In the mid 1990’s, mercury and cyanide from tailings seepage were detected in control wells. MDO made appropriate notifications to responsible authorities and, as a remedial measure, MDO installed a fence of wells to intercept and divert uncontaminated water around the tailings area to a re-infiltration gallery downstream of the tailings. Other wells were also installed to collect contaminated groundwater and pump it to the process plant for recycling. These measures did not entirely contain the plume at the source, and therefore, in 2000, a water treatment plant was constructed at the leading edge of the plume. At the treatment plant, groundwater is intercepted and passed through resin ion exchange columns where mercury is removed.

During 2005 and 2006, geochemical investigations were completed in all tailings depth to characterize the source and hydrochemical and hydrological models were updated in the aquifer along the La Coipa valley. A workshop was held in September 2005 with consultants and experts from both Kinross and Placer Dome, the operator and joint venture partner at the time, to discuss the results of the investigation and how to proceed. It was recommended to construct two concrete cut-off walls in the valley at the toe of the tailings areas to isolate the contaminated water and stop the Hg/CN migration downstream in the valley. Construction of the first cut-off wall commenced in 2006 and both cut off walls are scheduled for completion during 2007. Water treatment capacity expansion and other improvements to the seepage management system are planned in 2007.

A seepage model of the tailings was developed estimating that the drain of the contaminated pore water will take about 30 years after the operation closes. During that period a dedicated water system should operate to clean the tailings effluent and discharge clean water to the aquifer. The contaminant transport model estimated that the lower water treatment plant should operate for 29 years to clean the remaining plume after the cut-off wall stops the contaminants migration.

Although generally grandfathered under the current Chilean legislative regime, MDO has voluntarily provided the regional regulatory authority with a Declaration of Environmental Impact (“DIA”) concerning the tailings seepage and remediation plan. The DIA seeks approval from the regional regulatory authorities of MDO’s remediation approach. The DIA was submitted on January 10, 2007 and is currently subject to normal regulatory process. The outcome of the review is not yet known.

Based upon estimates by operator Goldcorp, Kinross’ share of the net present value of future cash outflows for site restoration costs at La Coipa under CICA Handbook Section 3110 are estimated at approximately $14.6 million at December 31, 2006. This includes costs to demolish and remove plant site buildings, secure the pit area and prevent a safety hazard to the public, and operate the water treatment facility for up to 20 years. Because of the lack of vegetation in the area no major re-vegetation or re-sloping activities are currently proposed. Small-scale experimentation with growing plants in the arid climate is currently underway, and further field-testing is planned prior to closure. There is no requirement to post financial assurance to secure site restoration costs in Chile at present.

Life of Mine

The Proven and Probable Reserves at La Coipa are sufficient for three years of production. The mine is scheduled to cease production in 2010 if additional reserves are not found; however, Kinross believes there is potential for additional reserves and resources to be discovered near the present mine site.

DIVIDEND POLICY

No dividends on the Kinross common shares have been paid by Kinross to date and may not do so in the future. Currently, it is anticipated that Kinross will use future earnings and other cash resources for future operations and development of its business. Payment of any future dividends will be at the discretion of Kinross’ Board of Directors, after taking into account many factors, including Kinross’ operating results, financial condition, and current and anticipated cash requirements. Further, pursuant to Kinross’ syndicated credit facility, Kinross may be required to obtain consent from the lenders prior to declaring any common share dividend.

LEGAL PROCEEDINGS

Kinam Preferred Shares

The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the “Complaint”), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. (“Kinam”), and Robert M. Buchan, former President and CEO. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the “Kinam Preferred”) into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the “best price” rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada’s anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs.

Among other remedies, the plaintiffs in both actions seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the “Amended Complaint”), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice the federal securities claims. Subsequently, the Company moved for judgment on the pleadings on the best price rule and the Nevada RICO claims of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on the best price rule. On May 27, 2005, the Court denied Plaintiffs motion for summary judgment and granted the Company’s motion and dismissed these counts from the Amended Complaint. On June 14, 2005, the Court granted the Plaintiffs’ unopposed motion for certification of the class and three subclasses.

Discovery in the lawsuit is continuing. The parties participated in a mediation on April 6, 2006, without resolution. The Company intends to continue to vigorously defend this litigation and believes it has substantial defences to the claims asserted in the lawsuit. However, the Company cannot reasonably predict the outcome of this action, and the amount of loss, if any, cannot be reasonably estimated.

Hellenic Gold Properties

Pursuant to an October 14, 1998 judgment of the Ontario Court (General Division), Kinross had been holding a 12% carried interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. The Alpha Group commenced an action for damages against TVX and Kinross alleging among other things, a breach of trust arising from Kinross’ decision to return the Hellenic Gold Properties to the Greek Government and place TVX Hellas into bankruptcy. In November 2005, Kinross entered into a settlement agreement with the Alpha Group pursuant to which Kinross paid the Alpha Group $8.0 million inclusive of legal costs and the parties exchanged mutual releases which brings all litigation between Kinross and the Alpha Group to an end.

1235866 Ontario Inc. (“1235866”), the successor to Curragh Resources Inc. commenced an action against the Alpha Group and TVX in 1998 relating to the Hellenic Gold Properties. The action alleged that members of Alpha Group had used confidential Curragh information in their pursuit of the Hellenic Gold Properties and that Alpha and TVX held their respective interest in these properties in trust for 1235866.

On July 28, 1999, TVX entered into an agreement with 1235866 whereby 1235866 agreed to limit any claim against TVX and diligently pursue its claim against the Alpha Group. In the event that 1235866 was successful in its actions against the Alpha Group, it would become entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines to the date of the exercise of the right to acquire the participating interest.

As a result of Kinross’ decision to return the Hellenic Mining Properties to the Greek Government, place TVX Hellas into bankruptcy and settle with the Alpha Group, 1235866 threatened to revive its action against Kinross for breach of trust and claim for breach of the agreement. On December 14, 2006, 1235866 brought a motion before the Ontario court for leave to (i) substitute Kinross as a defendant in place of TVX and (ii) amend its Fresh Amended Statement of Claim in accordance with the threatened litigation. Notwithstanding Kinross’ refusal to consent to the proposed amendment, the order was granted. Kinross delivered its Statement of Defence on February 28, 2007. Documentary production has not been completed and examinations for discovery will be scheduled for later this year. While Kinross believes that it has substantial defences to this action, it is too early in the process to predict the final outcome with any certainty.

Summa Corporation/ Howard Hughes Corporation

In September 1992, Summa Corporation (“Summa”) commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the “Subsidiaries”), 100% owned subsidiaries of Echo Bay Mines Ltd. (“Echo Bay”), alleging improper deductions in the calculation of royalties payable over several years of production at the McCoy/Cove and Manhattan mines (the “Royalty Lawsuit.”) The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 20 of the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006). The first trial was conducted in the Eighth Judicial District Court (“District Court”) of Nevada during April 1997, with Summa claiming more than $13.0 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $300,000 in attorney’s fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the judgment of the trial court and returned the action to the District Court for further proceedings.

In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25.0 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries’ Motions for Litigation Costs and Attorney’s Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $700,000. Summa filed its notice of appeal in July 2005 and its related brief of appellant in the Nevada Supreme Court in January 2006. The Subsidiaries’ responsive brief was filed on March 30, 2006. The appeal was heard on February 9, 2007 with the Nevada Supreme Court reserving judgment. A decision is expected within the next few months. On March 27, 2007, the Court entered an order affirming in part, vacating in part and remanding. The Supreme Court held that the trial court did not abuse its discretion in finding that Echo Bay may deduct milling costs from the royalty, but remanded for the District Court to determine whether various deductions taken by Echo Bay were allowable. The Supreme Court also vacated the District Court’s award of attorneys fees, but upheld the legal premise upon which the trial court had awarded the fees. The Supreme Court remanded, observing that the District Court is required to address whether the requirements have been satisfied in a written order.

In March, 2004, Summa’s successor in interest, The Howard Hughes Corporation (“Hughes”), filed an action in District Court against Kinross, and Echo Bay and the Subsidiaries (collectively, the “Echo Bay Entities”), as well as Newmont Mining Corporation (“Newmont”) more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont (“Director and Officer Defendants”) and fifty Doe defendants (collectively, the “Defendants”.) The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which it is alleged that the Defendants, at various indeterminate times, diverted and distributed the assets of the Echo Bay Entities to render the Echo Bay Entities insolvent, so Summa would be unable to collect any judgment it might obtain against the Echo Bay Entities, as Defendants, in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the Defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling (the “Venue Appeal”). The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Hughes’ Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act (“NUFTA”). On December 6, 2006, the Nevada Supreme Court issued its decision in Venue Appeal affirming the lower court’s decision to deny Kinross’ motion for a change of venue.

In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court’s Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Summa in the Royalty Lawsuit. In response, Hughes filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from the Nevada Supreme Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied the Echo Bay Entities’ and Kinross’ Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Entities that all of Hughes’ common law claims were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.

After this extensive motion practice, all claims from Hughes’ Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only Defendants remaining are the Echo Bay Entities, Kinross, Newmont and five of the individual Defendants. A favourable result in the appeal of the Royalty Lawsuit will dispose of the claims asserted against Kinross and the other Defendants in the Hughes’ lawsuit. While, the Company cannot reasonably predict the outcome of the Royalty Lawsuit, it believes that Kinross and the Echo Bay Entities have substantial defences to the Summa claims and intends to continue to vigorously defend against those claims.

Kettle River – Buckhorn Permitting

In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. Efforts are underway to get the Buckhorn mine operational. The Buckhorn property was acquired in the Crown transaction. On September 27, 2006, Washington State regulatory agencies issued permits that allowed construction of the Buckhorn mine to commence. On October 17, 2006, the Okanagan Highlands Alliance (“OHA”) filed an administrative appeal of the water rights and stormwater permits issued by the Washington State Department of Ecology and the reclamation permit issued by the Washington State Department of Natural Resources. The appeal asserts that the permits were improperly issued and that the Supplemental Environmental Impact Statement (“EIS”) prepared by the State supporting the permits is inadequate. The balance of the permits for the project are expected to be issued mid-year 2007, with further appeals at the State level of some or all of those expected to be filed sometime thereafter.

On January 17, 2007, the Okanogan/Wenatchee National Forest Supervisor issued a Record of Decision (“ROD”) and Final EIS in respect of the Company’s request for authorization of road access, power/utility lines, treated water pipelines and infiltration gallery, fences, and monitoring wells on national forest lands to serve the Buckhorn mine. On March 22, 2007, the OHA filed a written administrative appeal to the USDA Forest Service Regional Forester (the “Federal Appeal”) stating that it appeals the ROD, the Final EIS, “and associated special use permits and/or authorizations (including any approval of any mining plan of operations)” for the “Buckhorn Access Project”. The issues argued in the Federal Appeal include assertions that the ROD and Final EIS violate: 1) statute and Forest Service regulation requirements regarding access rights, mining plans of operations, right-of-way authorizations, minimization of environmental effects, and bonding; 2) the federal Clean Water Act; 3) federal reserved water rights for springs; 4) National Forest Management Act Forest Plan requirements; and 5) National Environmental Policy Act.

While at this time it would be premature to predict the outcome of such State and Federal appeals, the Company believes it has substantial defenses to these appeals, including any motion for a stay of operations.

Income Taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules. As at December 31, 2006, the Company did not have any material disputes.

Regulatory Investigations

In July 2005, Kinross was notified by the enforcement division of the SEC that Kinross would be requested to provide documentation in connection with an informal inquiry focused on Kinross’ accounting of the business combination with TVX and Echo Bay. On June 1, 2006, the SEC requested that Kinross produce certain related documents. Kinross was responsive to the request and completed production on August 31, 2006. Neither Kinross nor its U.S. legal counsel has heard anything further from the SEC since that date.

DESCRIPTION OF CAPITAL STRUCTURE

KINROSS COMMON SHARES

Kinross has an unlimited number of common shares authorized and 583,784,242 common shares issued and outstanding as of March 19, 2007. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares. A summary of the rights of the Kinross common shares is set forth below.

Dividends

Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares or any other preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

Voting

Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

MARKET PRICE FOR KINROSS SECURITIES

In Canada, the Kinross common shares trade on the TSX under the symbol “K.” The Kinross common shares trade on the NYSE under the symbol “KGC.” The Kinross common shares began trading on the NYSE on February 3, 2003. The following table sets forth, for the periods indicated, the high and low sales prices of the Kinross common shares on the TSX and the NYSE and the trading volume.

	Kinross Common Shares on the TSX			Kinross Common Shares on the NYSE
	High	Low	Trading Volume	High	Low	Trading Volume
	(CDN Dollars)	(CDN Dollars)		(U.S. Dollars)	(U.S. Dollars)
Fiscal Year Ending December 31, 2006
January	13.68	10.95	83,805,000	11.94	9.41	41,791,000
February	13.33	10.37	80,177,000	11.70	9.10	44,595,100
March	12.85	10.21	71,424,000	11.17	8.77	46,233,900
April	13.87	12.10	63,616,000	12.37	10.57	35,813,900
May	14.49	11.51	80,911,296	13.12	10.24	52,704,800
June	12.70	9.92	60,404,400	11.50	8.92	41,251,900
July	13.39	11.78	54,146,300	11.85	10.30	33,398,000
August	15.51	12.93	77,668,000	14.04	11.37	44,635,400
September	17.00	12.61	83,849,000	15.39	11.30	55,084,400
October	14.84	12.26	70,694,000	13.23	10.87	56,156,700
November	15.40	12.90	100,868,400	13.64	11.27	70,852,200
December	14.67	13.00	62,400,100	12.88	11.24	49,640,900

	Kinross Common Shares on the TSX			Kinross Common Shares on the NYSE
	High	Low	Trading Volume	High	Low	Trading Volume
	(CDN Dollars)	(CDN Dollars)		(U.S. Dollars)	(U.S. Dollars)

Fiscal Year Ending December 31, 2005
January	8.72	7.98	28,677,900	7.14	6.52	20,517,400
February	8.40	7.53	47,852,800	6.80	6.09	27,502,100
March	8.87	7.12	45,673,700	7.33	5.87	28,040,700
April	7.57	6.32	48,778,600	6.20	5.08	19,344,400
May	7.02	6.17	29,615,200	5.61	4.61	19,890,800
June	7.56	6.53	40,859,600	6.17	5.23	20,328,500
July	7.79	6.76	33,172,900	6.45	5.52	16,904,600
August	8.15	6.80	33,420,700	6.83	5.59	23,316,700
September	9.39	7.63	87,511,696	8.05	6.45	33,908,900
October	9.05	7.63	49,481,300	7.80	6.49	28,512,200
November	9.50	7.92	73,365,600	8.10	6.67	33,397,600
December	11.00	8.82	70,925,400	9.42	7.61	39,945,900

As of March 19, there were 8,704 holders of record of Kinross common shares (including holders who are nominees for an undetermined number of beneficial owners).

Kinross also has warrants (the “Warrants”) listed on the TSX under the symbol “K.WT”. Each three common share purchase warrants are exercisable on or before 5:00 p.m. (eastern standard time) on December 5, 2007, for one Kinross common share at an exercise price of Cdn. $15.00. The exercise price and the number of Kinross common shares issuable upon exercise are both subject to adjustment as provided for in the indenture governing the warrants. The warrants will expire and become null and void after 5:00 p.m. (eastern standard time) on December 2, 2007.

	Kinross Warrants on the TSX
	High	Low	Trading Volume
	(CDN Dollars)	(CDN Dollars)

Fiscal Year Ending December 31, 2006
January	0.91	0.44	3,478,370
February	0.97	0.54	1,834,990
March	0.80	0.56	1,708,850
April	1.05	0.73	1,670,920
May	1.18	0.59	4,882,230
June	0.98	0.52	1,373,900
July	1.05	0.76	1,199,210
August	1.31	0.88	4,026,060
September	1.64	1.02	2,940,330
October	1.40	0.94	1,438,230
November	1.48	1.05	1,736,200
December	1.40	1.14	763,470

Fiscal Year Ending December 31, 2005
January	0.60	0.36	1,775,900
February	0.45	0.36	319,500
March	0.45	0.31	891,490
April	0.36	0.205	321,650
May	0.25	0.15	472,800
June	0.29	0.155	983,290
July	0.29	0.205	167,540
August	0.32	0.20	494,900
September	0.49	0.20	4,133,750
October	0.35	0.245	812,400
November	0.38	0.25	817,910
December	0.44	0.285	2,300,650

DIRECTORS AND OFFICERS

DIRECTORS

Set forth below is information regarding the directors of Kinross as of March 19, 2007.

Name and Place of Residence	Principal Occupation	Director Since	Current Committees(1)
John A. Brough Vero Beach, Florida United States	President, Torwest Inc. (real estate development company)	January 19, 1994	A, C, N

Tye W. Burt Toronto, Ontario Canada	President and Chief Executive Officer of Kinross	March 23, 2005	None

John K. Carrington Thornhill, Ontario Canada	Retired Mining Executive	October 26, 2005	CG, E

Richard S. Hallisey Toronto, Ontario Canada	President of Sullivan Holdings Limited	December 5, 2003	CG, E, R

John M. H. Huxley Toronto, Ontario Canada	Retired Executive	May 31, 1993	A, C, N, R

John A. Keyes The Woodlands, Texas United States	Retired Mining Executive	March 3, 2003	E, R

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Chairman and Director, Pacific Rim Mining Corp.	October 26, 2005	C, N

George A. Michals Orangeville, Ontario Canada	President, Baymont Capital Resources Inc. (investment holding company)	January 31, 2003	CG

John E. Oliver Halifax, Nova Scotia Canada	Senior Vice President, Atlantic Region, Bank of Nova Scotia (financial institution)	March 7, 1995	C, N

Terence C.W. Reid Toronto, Ontario Canada	Retired Executive	January 5, 2005	A, E

(1)	Committees: A-Audit, C-Human Resources and Compensation, CG-Corporate Governance, E-Environmental, Health & Safety, N-Nominating, R-Risk Committee.

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. Tye W. Burt, John K. Carrington, Richard S. Hallisey, John A. Keyes and Terence C.W. Reid.

Prior to March 23, 2005, Mr. Burt was Vice Chairman and Executive Director, Corporate Development of Barrick Gold Corporation since February 2004. Prior to that he was Executive Director, Corporate Development of Barrick since December 2002. From April 2000 to December 2002, he was a Principal of Harris Partners Limited (investment banking) and President of Cartesian Capital Corp. (investment banking).

Prior to January 2005, Mr. Carrington was Vice Chairman and a director and prior to February 2004, he was Chief Operating Officer of Barrick Gold Corporation.

Prior to December 2001, Mr. Hallisey was Vice Chairman, National Bank Limited and, prior to January 1999, he was Vice Chairman, First Marathon Securities Limited. Mr. Keyes, prior to January 2001, was President and Chief Operating Officer of Battle Mountain Gold Company and prior thereto was Senior Vice President of Battle Mountain Gold Company. Mr. Terence C.W. Reid was president of Laketon Investment Management between 2001 and 2003.

Below is a biography of each of the directors of Kinross:

John A. Brough

Mr. Brough has been President of both Torwest Inc. and Wittington Properties Limited, real estate companies, since 1998. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director of Silver Wheaton Corp., Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation. Mr. Brough holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.

Tye W. Burt

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March, 2005. Prior to that Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation. From December 2002 to February 2004, he was Executive Director of Corporate Development of Barrick Gold Corporation. From May 2002 - December 2002 he was Principal, Harris Partners Limited (investment banking) (but consulting on a full time basis to Barrick Gold). From May 2000 - May 2002, Mr. Burt was President, Cartesian Capital Corp. Mr. Burt was a director and the Vice Chairman of the Audit Committee of the Ontario Financing Authority. Mr. Burt is a director of NRX Global Corporation and a member of the Board of Governors of the University of Guelph. Mr. Burt is a member of the Law Society of Upper Canada and holds a Bachelor of Laws degree from Osgoode Hall Law School and holds a Bachelor of Arts degree from the University of Guelph.

John K. Carrington

Mr. Carrington was Vice Chairman and a director of Barrick Gold Corporation from 1999 through 2004. Prior to that Mr. Carrington was Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to that Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Master of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

Richard S. Hallisey

Mr. Hallisey is President and a director of Sullivan Holdings Limited, a position he has held full time since December, 2001. From January 1999 to December 2001, Mr. Hallisey was Vice-Chairman and Managing Director of National Bank Financial. Prior to his position with National Bank Financial, Mr. Hallisey was Co-founder, Vice-Chairman and a director of First Marathon Securities Limited. Mr. Hallisey holds a Bachelor of Applied Science (Civil-Geological Engineering) from the University of British Columbia and a Masters in Business Administration from the University of Western Ontario.

John M. H. Huxley

Mr. Huxley was most recently a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, from 1997 to his retirement in 2006. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School.

John A. Keyes

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 to his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia. Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and successfully completed an executive Master of Business Administration program at the University of Toronto. He is also a member of the Institute of Corporate Directors.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is Chairman and a director of Pacific Rim Mining Corp. She has been an officer and a director of Pacific Rim since 1997. From 1994 to 1996, she was President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor in Business Administration from Trinity Western University. She holds directorships in other publicly traded companies including Bear Creek Mining Corporation, Miramar Mining Corp., Stornoway Diamond Corporation and Peru Copper Inc.

George F. Michals

Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals has served in the past on the boards of a number of public and private companies. Prior to January 2003, Mr. Michals was also Chairman of the board of TVX and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

John E. Oliver

Mr. Oliver was appointed Senior Vice President, Atlantic Region, Bank of Nova Scotia in March 2004. Prior to that, Mr. Oliver was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia from October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of Kinross in August 2002.

Terence C.W. Reid

Mr. Reid retired as Vice Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange. Mr. Reid is a director of Norcast Income Fund and Pizza Pizza Royalty Fund. He holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto.

CORPORATE GOVERNANCE

The corporate governance practices established by Kinross’ board of directors are described in Kinross’ latest management information circular for its annual meeting of shareholders available at www.sedar.com. Details of Kinross’ corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review on Kinross’ website at www.kinross.com under the corporate governance section of the website.

OFFICERS

The following table sets forth the names of each of the executive and certain other officers of Kinross and all offices held by each of them as of March 28, 2007.

Name	Office Held

Hugh A. Agro Toronto, Ontario, Canada	Senior Vice President, Corporate Development
Rick A. Baker Sparks, Nevada, United States	Senior Vice President, Environmental, Health & Safety

Tim C. Baker Toronto, Ontario, Canada	Executive Vice President and Chief Operating Officer

Thomas M. Boehlert Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer
Tye W. Burt Toronto, Ontario, Canada	President and Chief Executive Officer

Geoffrey P. Gold Toronto, Ontario, Canada	Senior Vice President and Chief Legal Officer

Christopher T. Hill Toronto, Ontario, Canada	Senior Vice President and Treasurer
John E. Oliver Halifax, Nova Scotia, Canada	Independent Chairman

Shelley M. Riley Oakville, Ontario, Canada	Vice President, Administration and Corporate Secretary

Ronald W. Stewart Oakville, Ontario, Canada	Senior Vice President, Exploration

Lisa M. Zangari Toronto, Ontario, Canada	Senior Vice President, Human Resources

The following sets forth biographical information for each of the above officers of Kinross who is not also a director of Kinross:

Hugh A. Agro was appointed Senior Vice President, Corporate Development on August 5, 2005. Prior to that he was Vice President, Corporate Development from April 2005 to August 2005. Prior to that, Mr. Agro held the position of Vice President, Corporate Development for Placer Dome Canada from May 2004 to April 2005. Prior to that Mr. Agro was a Principal of Senator Capital Partners from April 2001 to April 2004. From August 1997 to April 2001, Mr. Agro held the positions of Vice President, Investment Banking, Global Metals & Mining Group and Associate, Investment Banking respectively with Deutsche Bank Securities Ltd.

Rick A. Baker was appointed Senior Vice President, Environmental, Health & Safety on March 1, 2005. Prior to that Mr. Baker held the positions of Vice President, Operations from October, 2003 to February, 2005 and Vice President and General Manager, Reclamation Operations from March to September, 2003 of Kinross Gold U.S.A., Inc. a 100% wholly-owned subsidiary of Kinross. Prior to that he held the positions of General Manager, from August, 2001 to February, 2002 and Operations Manager from April, 2000 to July 2001 with Fairbanks Gold Mining, Inc. a 100% wholly-owned subsidiary of Kinross. From July 1997 to March 2000, Mr. Baker was General Manager, McCoy/Cove Operation, Echo Bay Minerals Company.

Timothy C. Baker was appointed Executive Vice President and Chief Operating Officer effective in June 2006. Prior to that, Mr. Baker was Executive General Manager for Placer Dome Chile from 2005 until 2006; Managing Director for Placer Dome Tanzania from July 2003 until December 2004; Senior Vice President for Compania Minera Zaldivar from February 2002 until July 2003; Mine General Manager for Getchell Gold Corp from July 2000 until February 2002, and General Manager Operations for Minera Las Cristinas C.A from February 1999 until June 2000. Mr. Baker held various operations roles from 1988 until 1999.

Thomas M. Boehlert was appointed Executive Vice President and Chief Financial Officer effective April 2006. Prior to that, Mr. Boehlert was Chief Financial Officer, Executive Vice President for Texas Genco from February 2005 until August 2005; Chief Financial Officer, Executive Vice President for Centrica North America from January 2004 until February 2005; Chief Financial Officer, Senior Vice President for Sithe Energies Inc., from 2000 until 2003; Director, Investment Banking, Credit Suisse First Boston from 1997 to 2000 and Head of Project Finance - Europe, Africa and Middle East for Credit Suisse from 1993 to 1997.

Geoffrey P. Gold was appointed Senior Vice President and Chief Legal Officer of Kinross effective in May 2006. Prior to that, he was Vice President, Assistant Secretary and Associate General Counsel for Placer Dome from 2001 until 2006; Assistant Secretary and Associate General Counsel for Placer Dome from 1999 to 2001; General Counsel and Secretary for Placer Dome North America from 1998 to 1999, and held other legal positions with Placer Dome from 1994 to 1998

Christopher T. Hill is currently Senior Vice President and Treasurer and prior to March 2006 he was Sr. Vice President, Corporate Communication since August 2005 and prior to that he was Vice President, Investor Relations since May 2004. Mr. Hill was Vice President, Treasurer from May 1998 to March 2004.

Shelley M. Riley has been the Corporate Secretary of Kinross since June 1993 and was appointed Vice President, Administration and Corporate Secretary in September 2005.

Ronald W. Stewart has been the Senior Vice President, Exploration of Kinross since August 2005 and prior to that he was Vice President, Exploration since March 2002. Prior to that date he was Director of Investor Relations for Placer Dome from January 2000 to March 2002, Manager Mine Exploration for Placer Dome from February 1998 to January 2000 and Country Exploration Manager, Indonesia for Placer Dome from March 1996 to February 1998.

Lisa M. Zangari was appointed Senior Vice President, Human Resources in June 2006. Prior to her employment with Kinross in September 2005, Ms. Zangari was Vice President, Human Resources for Placer Dome Canada from June 2003 to September 2005, and Manager, Corporate Performance Management and International Human Resources, Placer Dome Group of Companies, USA and Canada from 1994 to 2003.

As at March 19, 2007, the directors and officers of Kinross, as a group owned, directly or indirectly, or exercised control or direction over 370,728 common shares of Kinross, representing less than one percent of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and officers. The statement as to the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised by the directors and officers of Kinross as a group is based upon information provided by the directors and officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities to affect materially the control of Kinross is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against all the directors and officers of the Company in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004. The following current officers and directors of Kinross were the subject of the Ontario Securities Commission’s order: H. Agro, J. Brough, R. Hallisey, J. Huxley, J. Keyes, G. Michals, T. Reid, J. Oliver, R. Baker, C. Hill, R. Stewart, S. Riley, M. Cerqueira and T. Burt. A similar order was issued by the Nova Scotia Securities Commission against Mr. John Oliver dated July 6, 2005. These management cease trade orders have been lifted on February 22, 2006.

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities of Kinross to affect materially the control of Kinross has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICT OF INTEREST

To the best of Kinross’ knowledge, and other than as disclosed in this annual information form, in the notes to Kinross’ financial statements and its MD&A, there are no known existing or potential conflicts of interest between Kinross and any director or officer of Kinross, except as disclosed below that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Kinross and their duties as a director or officer of such other companies.

The directors and officers of Kinross are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Kinross will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

John E. Oliver is Senior Vice President, Atlantic Region, of the Bank of Nova Scotia. The Bank of Nova Scotia is a co-lead of the lending syndicate for Kinross’ credit facility. Mr. Oliver’s duties do not include responsibilities in the commercial lending department responsible for management and decisions with respect to the Kinross credit facility. The board of Kinross does not consider this relationship to present a conflict of interest with Mr. Oliver’s responsibilities as a board member or in any way as reasonably affecting his independence.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, the notes to the Company’s financial statements and its MD&A, since January 1, 2004, no director, executive officer or 10% shareholder of Kinross or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, telephone 1-800-663-9097.

MATERIAL CONTRACTS

Kinross Material Contracts

The only material contracts entered into by the Company within the financial year ended December 31, 2006 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

Acquisition and agreement and plan of merger agreement between Kinross, Crown Merger Corporation and Crown dated November 20, 2003 (and subsequent amendments) providing for the acquisition by Kinross of all the outstanding common shares of Crown. See “General Development of Business - Three Year History”.

Amended and restated credit facility dated August 18, 2006 between Kinross and a syndicate of lenders co-lead by the Bank of Nova Scotia and Export Development Canada, and 10 other financial institutions. Société See “General Development of Business - Three Year History”.

Arrangement agreement among Kinross and Bema dated December 21, 2006 providing for the acquisition of Bema by Kinross pursuant to an arrangement. See “General Development of Business - Three Year History”.

Bema Material Contracts

The only contracts entered into by Bema within the financial year ended December 31, 2006 or before such time that are still in effect other than in the ordinary course, which are material in the context of the Combined Company, are as follows:

The Kupol Project Loan Agreement dated December 1, 2005. See “General Development of Business - Bema Properties - Kupol gold and silver project, Russia”.

A Trust Deed dated February 23, 2004, was entered into by the Company and the Bank of New York as trustee for a $70 million principal amount of senior unsecured convertible notes due February 2011 (the ”Convertible Notes”), which trade on the Luxembourg Stock Exchange. The seven year Convertible Notes were launched with a coupon rate of 3.25% per annum. The conversion price was set at $4.664 per share. The Convertible Notes will be redeemed at par on maturity. In addition, Bema has the right to redeem all outstanding Convertible Notes on or after the third anniversary of closing if the shares of Bema, for a specified period of time, trade at 120% or more of the conversion price. EastWest Gold Corporation, successor corporation to Bema, entered into a supplemental trust deed and amendment to the Terms and Conditions of the Convertible Notes attached as Part C to Schedule 2 of the Trust Deed, pursuant to which, among other things, the holder of each Convertible Note has the right to convert its Convertible Note into 0.4447 of a common shares of Kinross plus Cdn.$0.01 for each Convertible Note. By notice dated March 6, 2007, EastWest gave irrevocable notice that it will redeem the Convertible Notes on April 12, 2007. See “Narrative Description of the Business - Operating Mines, Refugio Property, Chile”.

INTERESTS OF EXPERTS

The Company’s independent auditors for fiscal 2006, KPMG LLP, have audited the consolidated financial statements of Kinross for the year ended December 31, 2006.

Except as provided below, Mr. Robert Henderson is the qualified person who supervised the preparation of the Company’s mineral reserve and mineral resource estimates as at December 31, 2006. Mr. Henderson was at the time an officer of the Company.

Ms. Maryse Bélanger P. Geo, director of Technical Services of Kinross is the qualified person who prepared the mineral resource and reserve estimates for Kinross’ Refugio property.

Mr. B. Scott, P. Geo, who was, Chief Geologist of Bema’s Exploration Department is the qualified person who prepared the mineral reserve and resource estimates for the Q. Seca property and he also supervised the completion of the mineral reserve and resource estimates for the Julietta property with Mr. D. Cameron, Chief Geologist Operations of Bema. Mr. Cameron and Mr. T. Garagan, P. Geo, who was, Vice President, Exploration of Bema also supervised the preparation of the reserve and resource estimates for Kupol property.

Mr. Larry Smith, R. Geo, Manager of AMEC Mining & Metals Consulting is the qualified person under whose supervision the reserve and resource estimates for the Cerro Casale property were independently reviewed and confirmed. Mr. Smith and Mr. William Tilley, PE, a Registered Engineer, are the co-authors of the AMEC Report.

The Kupol Technical Report was co-authored by Mr. Garagan and Mr. Cameron of Bema.

Mr. Henderson and the other qualified persons beneficially owned, directly or indirectly, less than 1% of any class of shares of the Company’s outstanding shares (or of Bema, as applicable) at the time of the preparation of the reserve and resource estimates and the technical reports.

AUDIT COMMITTEE

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

As of the date of this Annual Information Form, the members of the Company’s Audit Committee are John Brough (Chairman), John Huxley and Terence Reid. Each of Messrs. Brough, Huxley and Reid are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Mr. Brough is a “financial expert” in accordance with SEC requirements.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

John A. Brough
Mr. Brough holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough has been President of both Torwest Inc. and Wittington Properties Limited, real estate companies, since 1998. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Office of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Office which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director of Silver Wheaton Corp., Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation.

John M.H. Huxley
Mr. Huxley has a Bachelor of Laws degree, and was most recently a principal of Algonquin Management Inc., the manager of Algonquin Power Income Fund, from 1997 to 2006. Prior to that Mr. Huxley was President of Algonquin Power Corporation.

Terence C.W. Reid
Mr. Reid holds a diploma in law from the University of Witwatersrand, Johannesburg and an Masters in Business Administration from the University of Toronto. Mr. Reid retired as Vice Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange. Mr. Reid is a director of Norcast Income Fund and Pizza Pizza Property Fund.

Pre-Approval Policies and Procedures

The Audit Committee has formalized its approach to non-audit services by the external auditors in its charter, a copy of which is attached hereto as Schedule “A”.

External Auditor Service Fees

Audit Fees

The audit fees billed by the Company’s external auditors for the financial year ended December 31, 2006 were Cdn$2,171, 000 (December 31, 2005 - Cdn$1,500,000 to its current external auditors and Cdn$1,187,295 is its former external auditors).

Audit-Related Fees

The audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2006 were Cdn$258,000 (December 31, 2005 - Cdn$1,306,395) relating to due diligence in connection with the Bema acquisition.

Tax Fees

The tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the financial year ended December 31, 2006 were Cdn$103,000 (December 31, 2005 - Nil).

All Other Fees

Cdn$219,000 was paid to the Company’s auditors in 2006. Cdn$701,000 was paid to the Company’s former auditors and Cdn$68,000 was paid to its current auditors in 2005 under this caption. There were no non-audit fees billed by the Company’s external auditors for the financial year ended December 31, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited Consolidated Financial Statements and the MD&A for the financial year ended December 31, 2006.

GLOSSARY OF TECHNICAL TERMS

AA finish
A method used to complete fire assaying where the bead produced by this assay technique is dissolved in strong acids. The gold in the acid solution is determined by a machine called an atomic adsorption spectrometer. This method is used to accurately quantify small amounts of gold and other metals.

adularia
A variety of orthoclase, a mineral part of the feldspar group. A common mineral of granitic rocks.

alluvial
Referring to material, which has been placed by the action of surface water.

alluvium
A general term for all detrital deposits resulting from the flow of present waterways, thus including the sediments laid down in streambeds, flood plain, lakes, fan at the foot of mountain slopes, and estuaries.

almandine
An isometric mineral, 8[Fe32+Al2Si3O12]; pyralspilite subgroup of the garnet group, with Fe replaced by Mg, Mn, and Ca; in red to brownish-black dodecahedral and trapezohedral crystals, or massive; Mohs hardness, 7-1/2; occurs in medium-grade metamorphic rock and felsic igneous rocks; used as a gemstone and an abrasive.

ankerite
A trigonal mineral, Ca(Fe,Mg,Mn)(CO3)2; dolomite group; forms series with dolomite and with kutnohorite; associated with iron ores; commonly forms thin veins in some coal seams.

Archean Abitibi

The Abitibi-Grenville Transect focuses on the Late Archean Abitibi greenstone belt, which is part of the southern Superior Province, the central core of the North American craton, and on the Mesoproterozoic Grenville orogen which extends from southern Sweden to southern Mexico, but is exposed principally as the southeastern Canadian shield. The Abitibi subprovince is the largest, and perhaps the best studied, of the Archean greenstone terranes of the world and is host to a major proportion of Canada’s mineral resources.

argillite
A compact rock, derived either from mudstone (claystone or siltstone), or shale, that has undergone a somewhat higher degree of induration than mudstone or shale but is less clearly laminated and without its fissility, and that lacks the cleavage distinctive of slate.

arsenopyrite
The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

assay
To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

B2 horizon
A local geological term identifying a particular formation of rock.

ball mill
A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

basalt
An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

basement rocks
A name commonly applied to metamorphic or igneous rocks underlying the sedimentary sequence.

belt
A series of mineral deposits occurring in close proximity to each other often with a common origin.

biotite
A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

block faulted
A type of normal faulting in which the crust is divided into structural or fault blocks of different elevations and orientations. It is the process by which block mountains are formed.

boudins
Series of sausage-shaped segments occurring in a boudinage structure. Boudinage occurs when bed sets are divided by cross-fractures into pillowlike segments. The cross-fractures are not sharp, but rather rounded, and may be compared with the necks that develop in ductile metal pieces under tension. The overall resulting appearance is that of a string of linked sausages when observed in section.

breccia
A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

caldera
A large, basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents, no matter what the steepness of the walls or the form of the floor may be.

calomel
A tetragonal mineral, 2[Hg2Cl2]; a secondary alteration of mercury-bearing minerals; horn quicksilver; mercurial horn ore.

carbon-in-leach
A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

carbon-in-pulp
A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

care and maintenance
The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations re-commence.

cathode
A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

cerargyrite
A former name for chlorargyrite, which is an isometric mineral, 4[AgCl]; sectile; forms waxy white, yellow, or pearl-gray incrustations, darkening to violet on exposure to light; a supergene mineral occurring in silver veins; an important source of silver.

chalcopyrite
A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and are lighter in weight and harder than gold.

chert
A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

chip sample
A method of sampling of rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

chlorite
1. The mineral group chamosite, clinochlore, cookeite, gonyerite, nimite, orthochamosite, pennantite, and sudoite. 2. Chlorites are associated with and resemble micas (the tabular crystals of chlorites cleave into small, thin flakes or scales that are flexible, but not elastic like those of micas); they may also be considered as clay minerals when very fine grained. Chlorites are widely distributed, esp. in low-grade metamorphic rocks, or as alteration products of ferromagnesian minerals.

circuit
A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

clay
An extremely fine-grained natural earthy material composed primarily of hydrous aluminum silicates. It may be a mixture of clay minerals and small amounts of nonclay materials or it may be predominantly one clay mineral. The type is determined by the predominant clay mineral. Clay is plastic when sufficiently pulverized and wetted, rigid when dry, and vitreous when fired to a sufficiently high temperature.

conglomerate
Rounded, water-worn fragments of rock or pebbles, cemented together by another mineral substance.

core
The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

cupel
1. A small bone-ash cup used in gold or silver assaying with lead. 2. The hearth of a small furnace used in refining metals.

cut-off grade
The lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

cyanidation
A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

cyclone underflow
A coarser sized fraction, which leaves via apex aperture of hydrocyclone.

dedicated pad
An area of topography where gold ore will be placed in order to be leached. The ore will remain permanently upon this pad upon the completion of the gold extraction.

Devonian
The fourth period, in order of decreasing age, of the periods making up the Paleozoic era. It followed the Silurian period and was succeeded by the Mississippian period. Also, the system of strata deposited at that time. Sometimes called the Age of Fishes.

dilution
The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

dolomite
A carbonate sedimentary rock consisting of more than 50% to 90% mineral dolomite, depending upon classifier, or having a Ca:Mg ratio in the range 1.5 to 1.7, or having an MgO equivalent of 19.5% to 21.6%, or having a magnesium-carbonate equivalent of 41.0% to 45.4%. Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

doré
Unrefined gold and silver bullion bars, which will be further, refined to almost pure metal.

electrowinning
Recovery of a metal from a solution by means of electro-chemical processes.

epithermal
Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins. Also, said of that depositional environment.

facies
A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

fault
A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

feldspar
1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

felsic
A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

flocculent
A chemical used to promote the formation of denser slurries.

flotation
A separation process in which valuable mineral particles are induced to become attached to bubbles and float, which the non-valuable minerals sink.

fold
Any bending or wrinkling of rock strata.

formation
Unit of sedimentary rock of characteristic composition or genesis.

galena
A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

garnet
The silicate minerals almandine, andradite, calderite, goldmanite, grossular, hibshite, katoite, kimzeyite, knorringite, majorite, pyrope, schlorlomite, spessartine, and uvarovite.

geyserites
A type of rock associated with natural hot springs.

glacial till
Dominantly unsorted and unstratified drift, generally unconsolidated, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a heterogeneous mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape; ice-laid drift.

glaciolacustrine
Pertaining to, derived from, or deposited in glacial lakes; especially said of the deposits and landforms composed of suspended material brought by meltwater streams flowing into lakes bordering the glacier, such as deltas, kame deltas, and varved sediments.

gold
A yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc. Symbol – Au.

gold equivalent production
Gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratios.

grade
The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

Cut-off grade– is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

Recovered grade– is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

gravimetric finish
A method used to complete fire assaying where the bead produced by this assay technique is weighed upon an extremely sensitive weigh scale.

gravity recovery circuit
Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

greenschist
A metamorphosed basic igneous rock, which owes its color and schistosity to abundant chlorite.

greenschist facies
Metamorphic rocks produced under low temperature conditions.

greenstone
An old field term applied to altered basic igneous rocks which owe their color to the presence of chlorite, hornblende, and epidote.

halide
A fluoride, chloride, bromide, or iodide.

halos
A differentiated (lower) grade zone surrounding a central zone of higher grade.

heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hedging
Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

high-grade
Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

high rate thickener
A type of equipment used to perform solid liquid separation. Slurry (a mixture of rock and water) is fed into this unit with a clear solution produced in one stream and a moist solid produced in the second stream.

HQ
A diamond drill core measuring 2.500 inches in diameter (6.35 cm).

intrusive
Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

intracaldera Oligocene ash-flow tuffs
A geological term referring to a rock formation comprising ash-flow tuffs existing inside a caldera. A caldera is a crater formed from by the collapse of the central part of a volcano. This particular formation dates back to the Oligocene epoch.

kaolinite
A monoclinic mineral, 2[Al2Si2O5(OH)4]; kaolinite-serpentine group; kaolinite structure consists of a sheet of tetrahedrally bonded silica and a sheet of octahedrally bonded alumina with little tolerance for cation exchange or expansive hydration; polymorphous with dickite, halloysite, and nacrite; soft; white; formed by hydrothermal alteration or weathering of aluminosilicates, esp. feldspars and feldspathoids; formerly called kaolin.

leach
A method of extracting gold from ore by a chemical solution usually containing cyanide.

lense
Pyrite, round or oval in plan and lenticular in section, ranging up to 2 to 3 feet (0.6 to 0.9 metres) in thickness and several hundred feet in the greatest lateral dimension, that is found in coalbeds.

lenticular
Resembling in shape the cross section of a lens. The term may be applied, e.g., to a body of rock, a sedimentary structure, or a mineral habit.

lode
Vein of metal ore.

low-grade
A term applied to ores relatively poor in the metal they are mined for; lean ore.

mafic
Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metamorphism
The process by which the form or structure of rocks is changed by heat and pressure.

mica
1. A group of phyllosilicate minerals having the general composition, X2Y4-6Z8O20(OH,F) where X=(Ba,Ca,Cs,H3O,K,Na,NH4), Y=(Al,Cr,Fe,Li,Mg,Mn,V,Zn), and Z=(Al,Be,Fe,Si); may be monoclinic, pseudohexagonal or pseudo-orthorhombic; soft; perfect basal (micaceous) cleavage yielding tough, elastic flakes and sheets; colorless, white, yellow, green, brown, or black; excellent electrical and thermal insulators (isinglass); common rock-forming minerals in igneous, metamorphic, and sedimentary rocks. 2. The mineral group anandite, annite, biotite, bityite, celadonite, chernykhite, clintonite, ephesite, ferri-annite, glauconite, hendricksite, kinoshitalite, lepidolite, margarite, masutomilite, montdorite, muscovite, nanpingite, norrishite, paragonite, phlogopite, polylithionite, preiswerkite, roscoelite, siderophyllite, sodium phlogopite, taeniolite, tobelite, wonesite, and zinnwaldite.

micaceous
Consisting of or containing mica; e.g., a micaceous sediment.

mill
A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

mineral claim
A mineral claim usually authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

mineral reserves
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

proven mineral reserve: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

probable mineral reserve: The economically mineable part of an Indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

mineral resource
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource: The part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as result of continued exploration.

mineralization
The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

Mississippian
Belonging to the geologic time, system of rocks or sedimentary deposits of the fifth period of the Paleozoic Era, characterized by the submergence of extensive land areas under shallow seas.

muck sample
A representative piece of ore that is taken from a muck pile and then assayed to determine the grade of the pile.

muscovite
A monoclinic mineral, Kal2(Si3Al)O10(OH,F)2; mica group; pseudohexagonal; perfect basal cleavage; forms large, transparent, strong, electrically and thermally insulating, stable sheets; a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites; also a hydrothermal and weathering product of feldspar and in detrital sediments. Also spelled muscovite.

net smelter return
A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

open pit
A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Oligocene
An epoch of the early Tertiary Period, after the Eocene and before the Miocene; also, the corresponding worldwide series of rocks. It is considered to be a period when the Tertiary is designated as an era.

oxidation
A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

Paleozoic
The era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

pegmatites
Igneous rocks of coarse grain found usually as dikes associated with large masses of plutonic rock.

phases
Stages in time and/or composition in forming the rock.

phyllite
1. A metamorphic rock, intermediate in grade between slate and mica schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage (or schistosity). Phyllites commonly exhibit corrugated cleavage surfaces. 2. A general term for minerals with a layered crystal structure. 3. A general term used by some French authors for the scaly minerals, such as micas, chlorites, clays, and vermiculites.

placer
A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals by the elements. These are deposits of valuable minerals, in Kinross’ case, native gold, are found in the form of dust, flakes, grains, and nuggets. In the United States mining law, mineral deposits, not veins in place, are treated as placers as far as locating, holding, and patenting are concerned. The term “placer” applies to ancient (Tertiary) gravel as well as to recent deposits, and to underground (drift mines) as well as surface deposits.

porphyry
An igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

premium
An amount specified as such by the parties to a hedging agreement, which amount is the purchase price of the bullion option and is payable by the buyer to the seller on the premium payment date for value on such date.

pulp metallic
A type of assay method, which is used to handle the coarse gold component of a sample to allow for its accurate determination.

pyrite
A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

pyroclastic
Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

qualified person
An individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

quartz
Common rock-forming mineral consisting of silicon and oxygen.

quartzite
1. A granoblastic metamorphic rock consisting mainly of quartz and formed by recrystallization of sandstone or chert by either regional or thermal metamorphism; metaquartzite. 2. A very hard but unmetamorphosed sandstone, consisting chiefly of quartz grains that are so completely cemented with secondary silica that the rock breaks across or through the grains rather than around them; an orthoquartzite. 3. Stone composed of silica grains so firmly cemented by silica that fracture occurs through the grains rather than around them. 4. As used in a general sense by drillers, a very hard, dense sandstone. 5. A granulose metamorphic rock consisting essentially of quartz. 6. Sandstone cemented by silica that has grown in optical continuity around each fragment.

reclamation
The restoration of a site after mining or exploration activity is completed.

recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

run-of-mine
Said of ore in its natural, unprocessed state; pertaining to ore just as it is mined.

reusable pad ore
Ore which is processed on a reusable pad. The reusable pad is an area where heap leaching takes place on ore material temporarily placed onto it. Upon completion of leaching, the ore is removed from the pad and sent to disposal. New material is then applied.

sample
A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

sanidine
A monoclinic mineral, (K,Na)AlSi3O8; feldspar group; forms a series with albite; prismatic cleavage; colorless; forms phenocrysts in felsic volcanic rocks.

schist
A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

sedimentary rocks
Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

semi-autogenous (SAG) mill
A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground in the action of large lumps of rock and steel balls.

sericite
A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

shear zone
A geological term to describe a geological area in which shearing has occurred on a large scale.

silica
The chemically resistant dioxide of silicon, SiO2; occurs naturally as five crystalline polymorphs: trigonal and hexagonal quartz, orthorhombic and hexagonal tridymite, tetragonal and isometric cristobalite, monoclinic coesite, and tetragonal stishovite. Also occurs as cryptocrystalline chalcedony, hydrated opal, the glass lechatelierite, skeletal material in diatoms and other living organisms, and fossil skeletal material in diatomite and other siliceous accumulations. Also occurs with other chemical elements in silicate minerals.

silt
Material passing the No. 200 U.S. standard sieve that is nonplastic or very slightly plastic and that exhibits little or no strength when air-dried. Material composes of fine rock components.

skip
1. A guided steel hoppit, usually rectangular, with a capacity up to 50 st (45.4 t), which is used in vertical or inclined shafts for hoisting coal or minerals. It can also be adapted for personnel riding. 2. A large hoisting bucket, constructed of boiler plate that slides between guides in a shaft, the bail usually connecting at or near the bottom of the bucket so that it may be automatically dumped at the surface. 3. An open iron vehicle or car on four wheels, running on rails and used esp. on inclines or in inclined shafts. 4. A truck used in a mine. 5. A small car that conveys the charge to the top of a blast furnace.

slurry
Fine rock particles are suspended in a stream of water.

sphalerite
A zinc mineral, which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

stibnite
A mineral composed of antimony and sulphur often associated with other sulphides.

stock
A magma that has intruded into preexisting rock in a columnar shape typically a kilometre or more in diameter.

stockpile
Broken ore heaped on surface, pending treatment or shipment.

stockwork
A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

sympathetic faulting
A minor fault that has the same orientation as the major fault or some such structure with which it is associated.

syncline
A fold in rocks in which the strata dip inward from both sides toward the axis.

tailings
The material that remains after all metals considered economic have been removed from ore during milling.

tennantite
An isometric mineral, (Cu,Fe)12As4S13; tetrahedrite group; forms a series with tetrahedrite; may contain zinc, silver, or cobalt replacing copper; in veins; an important source of copper.

terrane
Area of land of a particular character, e.g., mountainous, swampy.

tetrahedrite
1. An isometric mineral, (Cu,Fe)12Sb4S13, having copper replaced by zinc, lead, mercury, cobalt, nickel, or silver; forms a series with tennantite and freibergite; metallic; crystallizes tetrahedra; occurs in hydrothermal veins and contact metamorphic deposits; a source of copper and other metals. 2. The mineral group freibergite, giraudite, goldfieldite, hakite, tennantite, and tetrahedrite.

tourmaline
1. Any member of the trigonal mineral group, XY3Z6(BO3)3Si6O18(OH,F)4where X is Na partially replaced by Ca, K, Mg, or a vacancy, Y is Mg, Fe2+, Li, or Al, and Z is Al and Fe3+; forms prisms of three, six, or nine sides; commonly vertically striated; varicolored; an accessory in granite pegmatites, felsic igneous rocks, and metamorphic rocks. Transparent and flawless crystals may be cut for gems. 2. The mineral group buergerite, dravite, elbaite, ferridravite, liddicoatite, schorl, and uvite.

triassic
Belonging to the geolic time, system of rocks or sedimentary deposits of the first period of the Mesozoic Era, characterized by the diversification of land life, the rise of dinosaurs and the appearance of the earliest mammals.

tuff
Rock composed of fine volcanic ash.

ultramafic
Also called ultrabasic. Characterizes rocks containing less than 45% silica; containing virtually no quartz or feldspar. They are essentially composed of iron and magnesium-rich minerals, metallic oxides and sulfides, and native metals.

unconformity
A surface between successive strata representing a missing interval in the geologic record of time, and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.

vein
A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

volcanics
A general collective term for extrusive igneous and pyroclastic material and rocks.

zone
An area of distinct mineralization.

SCHEDULE “A”

KINROSS GOLD CORPORATION
(“KINROSS”)

CHARTER OF THE
AUDIT COMMITTEE

I.	Purpose

The Audit Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders of Kinross and the investment community. The Audit Committee’s primary duties and responsibilities are to:

♦
Oversee (i) the integrity of Kinross’ financial statements; (ii) Kinross’ compliance with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of Kinross’ internal audit function.

♦	Serve as an independent and objective party to monitor Kinross’ financial reporting processes and internal control systems.

♦	Review and appraise the audit activities of Kinross’ independent auditors and the internal auditing functions.

♦	Annually evaluate the performance of the Audit Committee in light of the requirements of its Charter.

♦
Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

II.	Composition

The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an “independent director” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Schedule “A” attached hereto.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Schedule “A” attached hereto.

As the rules set out in Schedule “I” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee, and this determination is disclosed in the annual management information circular.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III.	Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

♦	Annual review and revision of this Charter as necessary with the approval of the Board of Directors.

♦
Subject to the powers of the Board of Directors and the shareholders under Kinross’ articles, by-laws and under the Business Corporations Act (Ontario), the Audit Committee is responsible for the selection, appointment, oversight, evaluation, compensation, retention and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attest services for Kinross.

♦	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

♦
Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

♦
Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Kinross and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

♦
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of Kinross;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

♦	Approving any permissible non-audit engagements of the independent auditors in accordance with applicable laws.

♦
Obtaining from the independent auditors in connection with any audit a timely report relating to the Kinross’ annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences.

♦	Meeting with the auditors and financial management of Kinross to review the scope of the proposed audit for the current year, and the audit procedures to be used.

♦	Reviewing with management and the independent auditors:

-
Kinross’ annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and ensuring that:

º	management has reviewed the financial statements with the audit committee, including significant judgments affecting the financial statements

º	the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

º
the Committee has received the assurance of both financial management and the independent auditors that Kinross’ financial statements are fairly presented in conformity with Canadian GAAP in all material respects

-	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

-	Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

♦	With respect to the internal auditing department,

(i)	to review the appointment and replacement of the director of the internal auditing department; and

(ii)
to advise the director of the internal auditing department that he or she is expected to provide to the Audit Committee copies of significant reports to management prepared by the internal auditing department and management’s responses thereto.

♦	With respect to accounting principles and policies, financial reporting and internal audit control over financial reporting,

(i)
to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

(ii)
to consider any reports or communications (and management’s and/or the internal audit department’s responses thereto) submitted to the Audit Committee by the independent auditors required by or referred to in SAS 61 (as codified by AU Section 380), as it may be modified or supplemented or other professional standards, including reports and communications related to:

•	deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;

•	consideration of fraud in a financial statement audit;

•	detection of illegal acts;

•	the independent auditors’ responsibility under generally accepted auditing standards;

•	any restriction on audit scope;

•	significant accounting policies;

•	significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;

•	management judgments and accounting estimates;

•	any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);

•	the responsibility of the independent auditors for other information in documents containing audited financial statements;

•	disagreements with management;

•	consultation by management with other accountants;

•	major issues discussed with management prior to retention of the independent auditors;

•	difficulties encountered with management in performing the audit;

•	the independent auditors’ judgments about the quality of the entity’s accounting principles;

•	reviews of interim financial information conducted by the independent auditors; and

•	the responsibilities, budget and staffing of the Company’s internal audit function.

♦
Satisfying itself that adequate procedures are in place for the review of Kinross’ public disclosure of financial information extracted or derived from Kinross’ financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

♦	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Kinross.

♦
Establishing procedures: (i) for receiving, handling and retaining of complaints received by Kinross regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

♦	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

♦
Making inquires of management and the independent auditors to identify significant, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Kinross.

♦	Assessing the overall process for identifying principal financial and control risks and providing its views on the effectiveness of this process to the Board.

♦	Reviewing of confirmation of compliance with Kinross’ policies on internal controls.

♦	Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

♦
At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors’ independence) all relationships between the independent auditors and Kinross, including each non-audit service provided to the Company and at least the matters set forth in Independent Standards Board No.1.

♦	Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

♦
Engaging and compensating (for which Kinross will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

♦
Reporting annually to the shareholders in Kinross’ Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.	Meetings and Other Matters

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year. Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee will meet periodically with representatives of the independent auditors, appropriate members of management and personnel responsible for the internal audit function, all either individually or collectively as may be required by the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

Kinross shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of:

1. Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

2. Compensation of any advisers employed by the Audit Committee; and

3. Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Schedule “I”

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit Committee:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)	is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)
A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

(a)
Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

(b)	Be an affiliated person of the issuer or any subsidiary thereof.

An “affiliated person” means a person who directly or indirectly controls Kinross, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kinross.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

(a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.